    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 15, 1998


                                                      REGISTRATION NO. 333-61293
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 3

                                       TO
                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                            SPLITROCK SERVICES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                            76-0529757                              4825
  (STATE OR OTHER JURISDICTION OF      (I.R.S. EMPLOYER IDENTIFICATION        (PRIMARY STANDARD INDUSTRIAL
   INCORPORATION OR ORGANIZATION)                  NUMBER)                    CLASSIFICATION CODE NUMBER)

                             8665 NEW TRAILS DRIVE
                           THE WOODLANDS, TEXAS 77381
                                 (281) 465-1200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                        PATRICK J. MCGETTIGAN, JR., ESQ.
                             SENIOR VICE PRESIDENT
                        8665 NEW TRAILS DRIVE, STE. 200
                           THE WOODLANDS, TEXAS 77381
                                 (281) 465-1200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                             ---------------------

                                   Copies to:

                             ARTHUR S. BERNER, ESQ.
                        WINSTEAD SECHREST & MINICK P.C.
                             910 TRAVIS, SUITE 2400
                              HOUSTON, TEXAS 77002
                                 (713) 650-2729

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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--------------------------------------------------------------------------------

The Information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.


                 SUBJECT TO COMPLETION, DATED OCTOBER 15, 1998


PRELIMINARY PROSPECTUS

                                                                [SPLITROCK LOGO]

                                  $250,000,000

                            SPLITROCK SERVICES, INC.

                               OFFER TO EXCHANGE
                 11 3/4% SERIES B SENIOR NOTES DUE 2008 FOR ALL
                   OUTSTANDING 11 3/4% SENIOR NOTES DUE 2008

                  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
   NEW YORK CITY TIME, ON             , 1998 (30 DAYS AFTER THE REGISTRATION
 STATEMENT COVERING THIS EXCHANGE HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES
                   AND EXCHANGE COMMISSION), UNLESS EXTENDED

     Splitrock Services, Inc., a Delaware corporation ("Splitrock" or the "Company") hereby offers, upon the terms and subject to the conditions set forth in this prospectus (the "Prospectus") and the accompanying letter of transmittal (the "Letter of Transmittal" and, together with the Prospectus, the "Exchange Offer"), to exchange up to an aggregate principal amount of $250,000,000 of its new 11 3/4% Series B Senior Notes due 2008 (the "Exchange Notes") for up to an aggregate principal amount of $250,000,000 of its outstanding 11 3/4% Senior Notes due 2008 (the "Original Notes" and together with Exchange Notes, the "Notes") other than those Original Notes held by an affiliate of the Company. As of the date hereof, Original Notes in the aggregate principal amount of $11.0 million are held by Linsang Partners L.L.C., an affiliate of the Company. See "The Exchange Offer -- Purpose of the Exchange Offer." The Exchange Offer has been registered under the Securities Act of 1933, as amended (the "Securities Act") pursuant to a registration statement (the "Registration Statement") of which this Prospectus is a part. The form and terms of the Exchange Notes are substantially identical to the form and terms of the Original Notes, except for certain transfer restrictions, registration rights and liquidated damages relating to the Original Notes. The Exchange Notes will evidence the same debt as the Original Notes and will be issued under and entitled to the benefits of an indenture dated July 24, 1998 governing the Original Notes (the "Indenture"). The Exchange Notes are senior to all future indebtedness of the Company that is specifically subordinated to the Exchange Notes.

     The Exchange Notes will bear interest at the same rate and on the same terms as the Original Notes. Interest on the Exchange Notes will accrue from the date of issuance (the "Exchange Date") at the rate of 11 3/4% per annum and will be payable semi-annually on January 15 and July 15 of each year, commencing on January 15, 1999. Holders of the Exchange Notes will also, on January 15, 1999, receive an amount equal to the accrued interest on the Original Notes exchanged therefor. Interest on the Original Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes. The Company has deposited with The Chase Manhattan Bank, as escrow agent (the "Escrow Agent"), in an escrow account (the "Escrow Account") established pursuant to the Escrow and Disbursement Agreement (the "Escrow Agreement") dated July 24, 1998 between the Company and the Escrow Agent, $56.8 million in Temporary Cash Investments (as defined) that, together with the interest received

                                                        (continued on next page)

SEE "RISK FACTORS" BEGINNING ON PAGE 20 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE EXCHANGE NOTES.

THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL ARE FIRST BEING MAILED TO HOLDERS
OF OUTSTANDING NOTES ON OR ABOUT OCTOBER   , 1998.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS OCTOBER   , 1998.

thereon, will be sufficient to pay when due the first four semi-annual interest payments on the Notes. The Notes will mature on July 15, 2008. The Company may redeem the Notes, in whole or in part, on or after July 15, 2003, at the redemption prices set forth herein, together with accrued and unpaid interest and liquidated damages, if any, to the date of redemption. In addition, at any time and from time to time prior to July 15, 2001, the Company may, subject to certain requirements, redeem up to 35% of the aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes, as defined) with the Net Cash Proceeds (as defined) of one or more Equity Offerings (as defined) by the Company, at a redemption price equal to 111.75% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption; provided, however, that at least 65% of the original aggregate principal amount of the Notes remains outstanding immediately after giving effect to such redemption. The Notes will not be subject to any sinking fund requirement. Upon the occurrence of a Change of Control (as defined), each holder of the Notes will have the right to require the Company to repurchase all or any part of such holder's Notes at a price equal to 101% of the aggregate principal amount of the Notes plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. There can, however, be no assurance that upon any such Change of Control the Company will be able to fund the repurchase obligation. Failure to fund such repurchase obligation will constitute an Event of Default (as defined) under the Notes. See "Description of the Notes."

     The Notes will be Senior Indebtedness (as defined) of the Company, will rank pari passu with all existing and future Senior Indebtedness of the Company and will rank senior to all future Subordinated Obligations (as defined) of the Company. The Notes will be unsecured (except that the Trustee (as defined) will have a security interest in the Escrow Account for the benefit of the holders of the Notes) and will therefore be effectively subordinated to all secured indebtedness of the Company. Although the Company does not currently have any subsidiaries, the Notes will be fully and unconditionally guaranteed on a senior, unsecured basis by each of the Company's future Restricted Subsidiaries (as defined) that incurs indebtedness. See "Description of the Notes -- Certain Covenants -- Future Subsidiary Guarantors." At June 30, 1998, after giving pro forma effect to the offering of the Original Notes and the application of the proceeds therefrom, the Company would have had $21.2 million of indebtedness outstanding (other than the Notes), all of which would have been Senior Indebtedness and all of which would have been secured.

     The Original Notes were issued and sold on July 24, 1998, as part of a unit offering (the "Unit Offering") in which each unit (the "Units") consisted of one Original Note and one warrant (the "Warrants") to purchase 10.125 shares of common stock, par value $.001 per share (the "Common Stock"), of the Company. The Unit Offering was not registered under the Securities Act, in reliance upon the exemptions provided in Section 4(2) of and Rule 144A under the Securities Act. Accordingly, the Original Notes may not be reoffered, resold or otherwise pledged, hypothecated or transferred unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available. Under the Exchange Offering, the Company will accept for exchange all Original Notes, other than Original Notes held by affiliates of the Company, validly tendered and not withdrawn before 5:00 p.m., New York City time, on
               , 1998 (30 days after the registration statement covering this Exchange Offer has been declared effective by the Securities and Exchange Commission) unless extended by the Company, in its sole discretion, to a date
not later than                , 1998 (the "Expiration Date"). Tenders of
Original Notes may be withdrawn at any time before 5:00 p.m., New York City time, on the Expiration Date. If the Company terminates the Exchange Offer and does not accept for exchange any Original Notes with respect to the Exchange Offer, the Company will promptly return the Original Notes to the holders thereof. The Exchange Offer is not conditioned upon any minimum principal amount of Original Notes being tendered for exchange, but is subject to certain other conditions, which may be waived by the Company. See "The Exchange
Offer -- Certain Conditions." Notes may be tendered only in integral multiples of $1,000.

     Although the Notes are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market, there is no established trading market for the Notes and the Company does not intend to list the Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active market for the Notes will develop. To the extent that a market for the Notes does develop, the market value of the Notes will depend on market conditions (such as yields on alternative investments), general economic conditions, the Company's financial condition and other conditions. Such conditions might cause the Notes, to the extent that they are actively traded, to trade at a significant discount from face value. See "Risk Factors Absence of Public Market."

     The Exchange Notes are being offered hereunder to satisfy certain obligations of the Company contained in the Exchange and Registration Rights Agreement dated as of July 24, 1998 (the "Exchange and Registration Rights Agreement") by and between the Company and Chase Securities Inc. (the "Initial Purchaser") executed in connection with the sale of the Original Notes. Although the Company has agreed to bear the expenses of this Exchange Offer, the Company will not receive any proceeds from this Exchange Offer and no underwriter is being used in connection with this Exchange Offer. Based on no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission") to third parties, the Company believes that the Exchange Notes issued pursuant to this Exchange Offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery requirements of the Securities Act if the holder is acquiring the Exchange Notes in the ordinary course of its business and is not participating and had no arrangement or understanding with any person to participate in a distribution of the Exchange Notes. Holders of Original Notes wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. Only broker-dealers who acquired the Original Notes as a result of market-making activities or other trading activities may participate in the Exchange Offer. Each broker-dealer that receives Exchange Notes for its own account in exchange for the Original Notes must acknowledge that it will deliver a Prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a Prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes if such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has indicated its intention to make this Prospectus, as it may be amended or supplemented, available to any broker-dealer for use in connection with any such resale for a period of 180 days after the Expiration Date. See "Plan of Distribution."

     THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OUTSTANDING NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES ACT OR BLUE SKY LAWS OF SUCH JURISDICTION.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, NOR ANY EXCHANGE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

     ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDED IN THIS PROSPECTUS, INCLUDING WITHOUT LIMITATION STATEMENTS REGARDING THE COMPANY'S FUTURE FINANCIAL POSITION, STRATEGY, PROJECTED COSTS AND PLANS, OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS AND STATEMENTS REGARDING "YEAR 2000" COMPLIANCE, MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO

ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS, INCLUDING WITHOUT LIMITATION IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS. ALL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-4 (including all amendments, annexes, exhibits and schedules thereto, the "Registration Statement") under the Securities Act with respect to the Exchange Notes offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement with respect to the Company and the Exchange Notes offered hereby. For further information, reference is made to the Registration Statement, including the exhibits and financial schedules filed as a part thereof. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including the exhibits thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the regional offices of the Commission at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information on the operation of such facilities may be obtained by calling the Commission at 1-800-SEC-0330. Copies of such materials can be obtained by mail from the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Electronic filings filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") are publicly available through the Commission's home page on the Internet at http://www.sec.gov.

     As a result of this Exchange Offer, the Company will be subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As long as the Company is subject to such periodic reporting and informational requirements, the Company will furnish all reports and other information required thereby to the Commission and pursuant to the Indenture will furnish copies of such reports and other information to the Trustee.

     The Company has agreed that, whether or not it is required to do so by the rules and regulations of the Commission, for so long as any of the Notes remain outstanding, the Company will furnish to the holders of Notes (excluding exhibits, which will be available upon request) and file with the Commission (unless the Commission will not accept such a filing) (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants, and
(ii) all reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, for so long as any of the Notes remain outstanding, the Company has agreed to make available, upon request, to any prospective purchaser of the Notes and beneficial owner of the Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act. Information may be obtained from the Company at 8665 New Trails Drive, Suite 200, The Woodlands, Texas 77381 (telephone number: (281) 465-1200), Attention: Patrick J. McGettigan, Jr., Senior Vice President and Secretary.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY.....................................................    6
RISK FACTORS................................................   20
USE OF PROCEEDS.............................................   35
CAPITALIZATION..............................................   36
THE EXCHANGE OFFER..........................................   37
SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL
  DATA......................................................   46
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   50
INDUSTRY OVERVIEW...........................................   62
BUSINESS....................................................   65
MANAGEMENT..................................................   81
PRINCIPAL STOCKHOLDERS......................................   88
DESCRIPTION OF CERTAIN INDEBTEDNESS.........................   89
DESCRIPTION OF CAPITAL STOCK................................   89
DESCRIPTION OF THE NOTES....................................   90
DESCRIPTION OF THE WARRANTS.................................  116
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS...................  120
PLAN OF DISTRIBUTION........................................  122
LEGAL MATTERS...............................................  123
EXPERTS.....................................................  123
GLOSSARY....................................................  124
INDEX TO FINANCIAL STATEMENTS...............................  F-1

                                    SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto included elsewhere in this Prospectus. Unless the context otherwise requires, references to the "Company" or "Splitrock' refer to Splitrock Services, Inc., references to "Prodigy" refer to Prodigy Communications Corporation and its predecessors, references to "Lucent" refer to Lucent Technologies, Inc. and references to "Yurie" refer to Yurie Systems, Inc. Yurie was acquired by Lucent in May 1998. Certain industry data provided herein have been provided by International Data Corporation ("IDC") or Forrester Research, Inc. ("Forrester"), private market research firms. In addition, certain Internet Service Provider ("ISP") performance data have been provided by Inverse Network Technology Inc., an independent Internet testing group ("Inverse"). Capitalized terms used in this Prospectus which are not otherwise defined herein have the respective meanings assigned thereto under the heading "Glossary." The Company effected a 100-for-1 stock split on June 3, 1997 and a 10-for-1 stock split on August 8, 1997. All share amounts included in this Prospectus have been adjusted to reflect the effect of these stock splits. All information contained in this Prospectus relating to percentage ownership of the Common Stock does not take into account the 2,642,613 shares of Common Stock issuable upon exercise of certain outstanding warrants issued by the Company.

                                  THE COMPANY

GENERAL

     The Company is a provider of telecommunications services, including high speed Internet access services, on an advanced nationwide network based on ATM switching technology which is deployed in every operational point of presence ("POP") of the network (the "Splitrock Network" or the "Network"). The pervasive deployment of ATM switches throughout the Network ("ATM-to-the-edge") enables the Company to serve as a broad-based ISP through the creation of a multi-service platform which efficiently delivers IP, frame relay and other Internet services. This flexibility will allow the Company to expand its service offerings to provide fully integrated data, video and voice services and to incorporate future technological innovations into its Network architecture with a lower incremental investment than that required by other, less flexible, networks. The Company currently provides nationwide Internet dial access and related services to Prodigy, one of the largest U.S. ISPs measured in minutes on-line, for its subscribers. In addition, the Company is providing Internet transit services to Orbis Internet Services Inc., an Internet connection service provider to businesses ("Orbis"), and expects to begin providing virtual private network ("VPN") services to NetworkTwo Communications Group, a value added network service provider ("NetworkTwo") during the fourth quarter of 1998. For the six months ended June 30, 1998, the Company had revenues of $32.2 million.

     The Splitrock Network currently reaches more than 55% of U.S. households by a local call with 56k modem access (currently the fastest modem speed commercially available over residential phone lines), including households in every market with a population of at least 100,000 as well as several second tier markets. From September 1997 to April 1998, the Company deployed the Splitrock Network infrastructure, primarily targeting densely populated markets (the "Phase I Buildout"). The Phase I Buildout resulted in the deployment of the nationwide ATM backbone portion of the Splitrock Network and POPs in 70 metropolitan areas across the nation. The Company is currently in the process of constructing approximately 330 new POPs, deploying advanced processing equipment and software to enhance and accelerate its ability to offer value added services, such as ISDN video, web hosting and VPN, and augmenting its network management infrastructure (the "Phase II Expansion"). The Company believes that the Phase II Expansion will be substantially completed in the second quarter of 1999. Upon completion of the Phase II Expansion, the Network will have approximately 400 active POPs with a physical presence in all 50 states, reaching over 90% of U.S. households with a local call.

     In order to provide services to Prodigy while the Splitrock Network was being deployed, on July 1, 1997 the Company acquired Prodigy's existing legacy network infrastructure (the "Legacy Network") and began immediately providing Internet dial access and related services to Prodigy for its subscribers. See "Risk

Factors -- Reliance on Prodigy; Recent Discussions with Prodigy." Additionally, the Company has an agreement with IBM to use IBM's network (the "IBM Global Services Network") to cover market areas that are served neither by the Splitrock Network nor the Legacy Network. The Company currently handles more than 800 million minutes of Internet traffic per month for Prodigy (currently the Company's only Internet dial access customer), with over 60% of the traffic flowing on the Splitrock Network, approximately 30% on the IBM Global Services Network and the remainder on the Legacy Network. As the Phase II Expansion progresses, Legacy Network POPs will be decommissioned and access to specific IBM Global Services Network POPs will be terminated when appropriate. Substantially all Legacy Network POPs are expected to be decommissioned by the end of 1998 and usage of the IBM Global Services Network is expected to be terminated by the end of the second quarter of 1999.

INDUSTRY OVERVIEW

     The Company believes that it is well-positioned to capture revenue opportunities in the growing Internet services market. As a broad-based ISP, the Company utilizes an advanced ATM-to-the-edge Network to offer services that either directly address Internet connectivity (dial access and transit) or which leverage Internet technology to provide cost-effective alternatives to traditional corporate network solutions (VPN). While the Company is considering broadening its service offerings to optimize Network utilization, the Company believes that a significant amount of its revenues for the foreseeable future will continue to be derived from Internet related applications.

     The Internet services industry is one of the fastest growing segments of the global telecommunications market. Forrester estimates that the U.S. market for Internet and related services, including advanced Internet applications such as VPN, voice communications, fax and video conferencing, was approximately $6.2 billion in 1997 and will grow to approximately $49.7 billion in 2002, reflecting a compound annual growth rate of over 50%. The Company believes that Internet dial access and transit services, VPN services and enhanced business services represent three of the fastest growing segments of the industry.

     Internet access services represent the means by which ISPs interconnect either businesses or individual consumers to the Internet's resources or to corporate intranets and extranets. Access services include dial-up access for individuals and small businesses and high-speed dedicated access (transit services) used primarily by mid-sized and larger organizations. According to Forrester, business access services are projected to grow at a compound annual growth rate of approximately 75%, from approximately $1.0 billion in 1997 to approximately $16.0 billion in 2002.

     In addition, the Company believes that many businesses desire to utilize VPNs as a lower-cost alternative to certain traditional telecommunications services. Historically, many corporations established and maintained their own private wide-area networks ("WANs") to provide network-based services, such as transaction processing, to their customers and to coordinate operations between employees, suppliers and business partners. These networks, which have traditionally required the use of leased telephone lines with dedicated bandwidth and the purchase of vendor-specific networking equipment and software, are inherently expensive to set up, operate and maintain. The Company believes that VPNs present a cost-effective alternative to WANs since VPNs (i) eliminate the need to invest significant amounts in proprietary equipment and software,
(ii) securely and efficiently connect multiple, geographically dispersed locations, (iii) provide global remote access capabilities and (iv) offer a full range of value added services, such as videoconferencing, that meet a company's particular networking needs.

     In addition to Internet access and VPN services, business customers increasingly are seeking a variety of enhanced products and applications to take full advantage of the Internet. The principal enhanced services currently available to companies are Web hosting, including hosting of intranet sites, e-mail outsourcing, e-mail broadcast and security. Forrester forecasts that enhanced business services revenues will grow from approximately $0.4 billion in 1997 to approximately $10.5 billion in 2002, representing a compound annual growth rate of 92%. See "Industry Overview."

COMPETITIVE ADVANTAGES

     Since July 1997, the Company has provided Internet dial access services to Prodigy for its subscribers. The Company believes it benefits from the following competitive advantages which will assist it in implementing its business strategy:

          Flexible and Efficient New Network Infrastructure. The Splitrock Network is designed to provide reliable, flexible and efficient services to the Company's current and future customers. Since the Splitrock Network is newly-designed (and not based on or an upgrade to an older network), the Company believes the Network contains many features that are not present in older networks and is able to flexibly incorporate future developments and innovations. Older networks were typically designed to provide one type of service, such as voice or data, and are less efficient at carrying other traffic. Unlike many networks which deploy ATM technology only along the core sites in the backbone, the Splitrock Network deploys ATM-to-the-edge at every core site, hub site and remote site. See "Business -- Splitrock's Network." Each POP is supported by the Lucent LDR200 switch, which the Company believes provides significant quality of service advantages over typical ATM backbone switches. Management believes that the Network contains more ATM-based switches than that of any other commercial network. This pervasive use of ATM technology and the Lucent LDR200 switch enables the Company to create a multi-service platform which delivers IP, frame relay and other Internet services. In addition, ATM-to-the-edge provides additional capabilities to expand the Company's service offerings to provide fully integrated data, video and voice services and to incorporate future technological innovations into the Splitrock Network architecture with a lower incremental investment than that required by other, less flexible, networks.

          Provider of Wholesale Internet Dial Access and International Services. The Company currently provides wholesale Internet dial access services to Prodigy for its subscribers. The Company intends to market Internet dial access services directly to ISPs rather than to individual end-users. As a result, unlike many providers of network services, the Company does not intend to compete against its ISP customers, thereby broadening the potential customer base to include those ISPs unwilling to strengthen their competitors with their own network business. Furthermore, the Company believes it will be viewed as a non-competing vendor, and thus a potential partner, by major foreign and regional telecommunications carriers, providing an alternative to their primary U.S. competitors for delivering data, video and voice services.

          Experienced Management Team. The Company's co-founders, Kwok L. Li, Chairman of the Board and Chief Technical Officer, and William R. Wilson, President and Chief Executive Officer, have assembled a management team with significant data and voice communications experience. The 10 most senior executives and managers of the Company have an average of over 12 years experience in the data and voice communications industry. Previously, Mr. Li and Mr. Wilson were both senior executives at the predecessor corporation of Williams Communications Solutions LLC (f/k/a WilTel Communications LLC and referred to herein as "WilTel"), a wholesale provider of telecommunications services. During their tenure, WilTel designed, constructed, developed and managed modern packet switched networks (including frame relay and ATM) and marketed related services. At the time of the sale of Yurie to Lucent in May 1998, Mr. Li was a Director, Vice Chairman and Chief Technical Officer at Yurie, where he created and designed the Lucent LDR200 switch which is a key component of the Splitrock Network.

BUSINESS STRATEGY

     Key elements of the Company's business strategy include:

          Complete the Expansion of the Advanced Network Infrastructure. The Company has designed, deployed and is in the process of expanding the Splitrock Network, an advanced nationwide telecommunications network based on ATM-to-the-edge switching technology. Through June 30, 1998, the Company had spent approximately $25.0 million on the Phase I Buildout, which was substantially completed in April 1998, and $14.2 million on the Phase II Expansion. The Company anticipates that completion of the Phase II Expansion will require an additional $139.6 million of capital expenditures. The Company expects to spend approximately $45.9 million to construct approximately 330 additional

     POPs, approximately $81.5 million to deploy advanced processing equipment and software to enhance and accelerate the Company's ability to provide value added services, such as ISDN video, web hosting and VPN, and approximately $12.2 million to support the Company's network management infrastructure. Of these amounts, the Company has spent $3.2 million since June 30, 1998. The Company believes that having ATM-to-the-edge results in:
     (i) a more easily upgradeable network; (ii) the ability to efficiently add new services at a lower incremental investment; (iii) improved network reliability; (iv) interoperability with other network platforms; and (v) improved network manageability.

          Offer a Comprehensive Range of Services to Optimize Network Utilization. Given the fixed cost nature of the Splitrock Network's infrastructure, the Company seeks to increase total network utilization primarily by targeting providers of business services (daytime intensive traffic) and, to a lesser extent, providers of consumer services (evening intensive traffic) to balance the Network's usage throughout a 24-hour period. The Network's flexibility will provide for service innovation (including data, video and voice services) with lower incremental investment than less flexible networks. To offer new services, the Company will only need to add the appropriate protocol processors and billing and service management systems without changes to the core ATM switching platform. Therefore, the Company believes it will be able to maximize Network utilization by offering both daytime business-oriented services (such as video conferencing and VPN services) and evening-time consumer-oriented services (such as Internet dial access services). The ability of the Company to offer a wide range of services will enhance its ability to optimize traffic at all times of the day, thereby increasing revenue and profitability. As its business strategy is implemented, the Company will evaluate offering complementary services as they are required by its customer base.

          Development of Advanced Business Support Systems. Through the development of scalable business support systems, the Company believes that it has the opportunity to establish a competitive advantage relative to traditional network service providers. Traditional network service providers typically operate extensive legacy business support systems with compartmentalized architectures that limit their ability to scale rapidly and introduce enhanced services and features. In connection with the expansion of the Splitrock Network the Company is creating business support systems with an architecture designed to maximize both reliability and scalability. All database and billing systems will run on a PC or UNIX distributed architecture rather than centralized mainframe systems.

          Expand Target Market Opportunities. IDC estimates that the total number of U.S. companies with Internet access will grow from an estimated
     1.5 million, or 20.0% of total U.S. companies, in 1996 to 4.1 million, or 53.0% of total U.S. companies, in 2000. IDC also estimates that the number of U.S. households with a personal computer and a modem will grow from an estimated 8.8 million, or 24.0% of all U.S. households with a personal computer in 1996, to 39.4 million, or 58.0% of all U.S. households with a personal computer, in 2000. IDC estimates that there are currently over 4,000 ISPs in the U.S., consisting of national, regional and local providers, of which the Company believes only a small percentage have access to their own nationwide backbone network infrastructure. The Company intends to capitalize on this expected growth in demand for network services by aggressively marketing its services through a variety of distribution channels and evaluating strategic alliances and acquisitions as they present themselves. The Company believes that utilizing a range of distribution channels will enable it to cost-effectively reach a broad base of potential customers. The Company currently intends to develop and use a direct sales force (which it expects to begin hiring late in the second half of 1998) to attract ISPs, carriers, value added service providers and medium and large businesses. In addition, the Company intends to use alternative distribution channels, including agents, resellers and wholesalers, to gain access to a substantially larger base of potential customers than the Company could otherwise initially address through its direct sales force. Through the combination of a direct sales force and alternative distribution channels, the Company will seek to rapidly increase revenue-producing traffic on its Network.

          The Company also intends to evaluate strategic alliances and acquisitions that could provide additional traffic over the Splitrock Network. While the Company is primarily focused on the domestic services market, it believes the demand for Internet services outside the U.S. will grow over the next few years. As a result, the Company will evaluate opportunities, primarily in Latin America, to partner with strong, established telecommunications service providers. For example, the Company will consider entering into international alliances to originate and terminate international traffic on the Splitrock Network.

          Provide Superior Comprehensive Customer Service. Splitrock believes that superior customer service is a critical element in attracting and retaining customers, and expanding value added services to existing customers. In particular, the Company believes it is critical to maintain two geographically dispersed Network Operations Centers ("NOCs"), each of which is able to monitor the entire Network and provide rapid problem resolution. The Company has established a 24-hours per day, seven days per week NOC at its Yorktown, NY facility. In addition, a new 24-hours per day, seven days per week NOC recently became fully operational at The Woodlands, TX facility.

RECENT DEVELOPMENTS

     During the three months ended June 30, 1998, the Company began the Phase II Expansion, the Company's largest build-out initiative to date. Until the completion of the Phase II Expansion (expected in the second quarter of 1999), the Company will continue to utilize the IBM Global Services Network. The decrease in revenues between the first and second quarters of 1998 was primarily the result of the switch in the calculation of charges for Prodigy services from the Usage-Based Rate (as defined) to the Subscriber-Based Rate (as defined) caused by an increase in average hourly use of subscribers and a decline in total number of subscribers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The larger EBITDA deficit, net loss and negative operating cash flows compared to the first quarter of 1998 was primarily the result of the lower revenues and the increased usage charges related to the IBM Global Services Network described above and increased line and telecommunications charges relating to the expansion of Splitrock Network. The Company expects to continue to incur negative EBITDA, net loss and negative operating cash flows through the completion of the Phase II Expansion. Cash flow used in operating activities can vary significantly from period to period depending upon the timing of operating cash receipts from Prodigy and the payments to large vendors. The Company expects this variation to continue until the Phase II Expansion is completed and the Company's base of customers has increased. Thereafter, the Company's ability to generate positive EBITDA, net income and cash flows will depend on the successful implementation of its business strategy.

     In cooperation with Telefonos de Mexico, S.A. de C.V. ("Telmex"), Mexico's primary phone company, the Company expects to install a POP in Monterrey, Mexico in the fourth quarter of 1998. This POP is currently intended only to test connectivity between the Splitrock Network and Telmex's data network. Should testing prove successful, the Company will consider entering into formal negotiations to provide services to Telmex, including carrying all or a portion of Telmex's U.S. bound data traffic over the Splitrock Network.

     Carso Global Telecom, S.A. de C.V. ("Carso") is the controlling stockholder of Prodigy and a significant stockholder of Telmex. Orient Star Holdings ("Orient Star"), a wholly owned subsidiary of Carso, owns 25.0 million shares, or 30.2%, of the Common Stock of the Company. Mr. Carlos Slim Helu, a Mexican citizen, and certain members of his immediate family, directly and through their ownership of a majority of the voting and economic interests in two trusts, own a majority of the outstanding voting equity securities of Carso. See
"Management -- Certain Relationships and Related Transactions; Principal Stockholders."

THE PRIVATE PLACEMENT AND USE OF PROCEEDS

     The Company sold the Units, which included the Original Notes, on July 24, 1998 to Chase Securities Inc. (the "Initial Purchaser"), as described in the offering memorandum dated July 21, 1998 (the "Offering Memorandum"). The Initial Purchaser thereupon offered and sold the Units that included Original Notes in the aggregate principal amount of $250.0 million to certain qualified buyers and Units that included Original Notes in the aggregate principal amount of $11.0 million to Linsang Partners L.L.C., an affiliate of the Company ("Linsang"). The $252.9 million of net proceeds the Company received in connection with the sale of the Original Notes, which were sold as units together with certain warrants (the "Warrants") to purchase an aggregate of 2,642,613 shares of the Company's common stock ("Common Stock"), as described in the Offering Memorandum were used as follows: (i) approximately $56.8 million was deposited in escrow to pay the first four semi-annual interest payments on the Notes, (ii) approximately $11.0 million was used to refinance indebtedness owed by the Company to Linsang, (iii) approximately $1.5 million was used to repay debt owed to a supplier, and (iv) the remainder will be used to finance capital expenditures to complete the Phase II Expansion (as defined) of the Splitrock Network (as defined), expected to be approximately $139.6 million, and for general corporate purposes. In addition, a portion of the net proceeds may be used to make investments in or acquisitions of certain businesses or assets. See "Use of Proceeds." The Warrants have an exercise price of $.01 per share, and are exercisable at any time on or after the first anniversary of the date of original issuance of the Warrants and prior to the maturity date of the Notes. The Warrants are not being registered in the Exchange Offer, but are entitled to registration rights under the Warrant Agreement. See "Capitalization," "Description of Capital Stock" and "Description of the Warrants."

THE EXCHANGE OFFER

     The Exchange Offer, the consummation of which is required by the Indenture and the Exchange and Registration Rights Agreement described in the Offering Memorandum, relates to the exchange of up to $250.0 million in principal amount of Exchange Notes for up to $250.0 million in principal amount of Original Notes. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Original Notes except that the Exchange Notes have been registered under the Securities Act and will not contain certain transfer restrictions, registration rights or liquidated damages provisions. The Exchange Notes will evidence the same debt as the Original Notes and will be issued under and be entitled to the benefits of the Indenture governing the Original Notes. See "Description of the Notes."

The Exchange Offer.........  The Company is offering to exchange an Exchange
                             Note in the principal amount of $1,000 for each Original Note in the principal amount of $1,000, other than Original Notes held by affiliates of the Company, that is properly tendered and accepted. The Company will issue Exchange Notes on or promptly after the Expiration Date. The Exchange Offer covers Original Notes in an aggregate principal amount of $250.0 million, not including 11,000 Original Notes in an aggregate principal amount of $11.0 million held by Linsang, an affiliate of the Company. Such $11.0 million of Original Notes will be exchanged for $11.0 million of Exchange Notes in a private offering and such Exchange Notes are expected to be registered for resale under the Securities Act. See "The Exchange Offer."

Expiration Date; Right to
  Withdraw.................  The Exchange Offer will expire at 5:00 p.m., New
                             York City time, on                , 1998 (30 days
                             after the registration statement covering this Exchange Offer has been declared effective by the Commission), unless the Exchange Offer is extended by the Company in its sole discretion, to a date
                             not later than             , 1998, in which case
                             the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. The tender of Original Notes pursuant to the Exchange Offer may be withdrawn at any time before the earlier of acceptance for exchange or the Expiration Date. Any Original Notes not accepted for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer. See "The Exchange
                             Offer -- Withdrawal of Tenders."

Conditions to the Exchange
Offer......................  The Exchange Offer is subject to certain customary conditions, which may be waived by the Company. See "The Exchange Offer -- Certain

                             Conditions to The Exchange Offer." The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered for exchange.

Procedures for Tendering
Notes......................  Each holder of Original Notes wishing to accept the
                             Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with such Original Notes and any other required documentation to Bank of Montreal Trust Company, as Exchange Agent, at the address set forth herein. By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, (i) the Exchange Notes to be acquired by the holder of the Original Notes in connection with the Exchange Offer are being acquired by the holder in the ordinary course of business of the holder,
                             (ii) the holder has no arrangement or understanding with any person to participate in the distribution of Exchange Notes, (iii) the holder acknowledges and agrees that any person who is a broker-dealer registered under the Exchange Act or is participating in the Exchange Offer for the purposes of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in no-action letters (see "The Exchange Offer -- Resale of Exchange Notes"), (iv) the holder understands that a secondary resale transaction described in clause (iii) above and any resales of Exchange Notes obtained by such holder in exchange for Original Notes acquired by such holder directly from the Company should be covered by an effective registration statement containing the selling security holder information required by
                             Item 507 or Item 508, as applicable, of Regulation S-K of the Commission, and (v) the holder is not an "affiliate," as defined in Rule 405 under the Securities Act, of the Company. If the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities, the holder is required to acknowledge in the Letter of Transmittal that it will deliver a Prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a Prospectus, the holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "The Exchange
                             Offer -- Procedures for Tendering."

Exchange and Registration
  Rights Agreement.........  The Exchange and Registration Rights Agreement
                             grants the holders of the Original Notes certain exchange and registration rights. See "The Exchange Offer -- Termination of Certain Rights." This Exchange Offer is intended to satisfy such rights, which terminate upon the consummation of the Exchange Offer. The holders of the Exchange Notes are not entitled to any exchange or registration rights with respect to the Exchange Notes. If the Company fails to consummate the Exchange Offer on or before 135 days after the date of the issuance of the Original Notes or is otherwise not in compliance with certain obligations under the Exchange and Registration Rights Agreement, the Company will be obligated to pay liquidated damages to the holders of the Original Notes.

Accrued Interest on the
  Exchange Notes and
  Original Notes...........  Interest on the Exchange Notes will accrue from the
                             Exchange Date at the rate of 11 3/4% annually and will be payable semiannually in arrears on January 15 and July 15 of each year, commencing on January 15, 1999. Holders of Exchange Notes will also, on January 15, 1999, receive an amount equal to the accrued interest on the Original Notes exchanged therefor. Interest on the Original Notes accepted for exchange will cease to accrue on the Exchange Date.

Special Procedures for
Beneficial Owners..........  Any beneficial owner whose Original Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender such Original Notes in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. See "The Exchange Offer -- Procedures for Tendering." If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Original Notes, either make appropriate arrangement to register ownership of the Original Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

Guaranteed Delivery
Procedures.................  Holders of Original Notes who wish to tender their
                             Original Notes and whose Original Notes are not immediately available or who cannot deliver their Original Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent, prior to the Expiration Date, must tender their Original Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed Delivery Procedures."

Acceptance of the Original
Notes and Delivery of the
  Exchange Notes...........  Subject to the satisfaction or waiver of the conditions to the Exchange Offer, the Company will accept for exchange any and all Original Notes which are properly tendered in the Exchange Offer prior to the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered on the earliest practicable date following the Expiration Date. See "The Exchange Offer -- Terms of the Exchange Offer."

Certain Federal Income Tax
  Considerations...........  For a discussion of certain federal income tax considerations relating to the exchange of the Exchange Notes for the Original Notes, see "Certain Federal Income Tax Considerations."

Exchange Agent.............  Bank of Montreal Trust Company is serving as the exchange agent (the "Exchange Agent") in connection with the Exchange Offer.

Consequences of Failure to
  Exchange.................  The Original Notes that are not exchanged pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Original Notes may be resold only (i) to the Company, (ii) pursuant to Rule 144A or Rule 144 under the Securities Act or pursuant to some other exemption under the Securities Act, or (iii) pursuant to an effective registration statement under Securities Act. See "The Exchange Offer -- Consequences of Failure to Exchange."

THE NOTES

The Exchange Notes.........  The Exchange Offer applies to Original Notes in the aggregate principal amount of $250.0 million. The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes except that (i) the exchange will have been registered under the Securities Act and, therefore, the Exchange Notes will not bear legends restricting their transfer pursuant to the Securities Act and
                             (ii) holders of the Exchange Notes will not be entitled to certain rights of holders of the Original Notes under the Exchange and Registration Rights Agreement. Such rights will terminate upon consummation of the Exchange Offer. The Exchange Notes will represent the same debt as the Original Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture. See "Description of the Notes."

Maturity...................  July 15, 2008.

Interest Payment Dates.....  January 15 and July 15 of each year, commencing on
                             January 15, 1999.

Escrow Proceeds............  The Company has deposited with the Escrow Agent an amount of Temporary Cash Investments (approximately $56.8 million), that, together with the interest received thereon, will be sufficient to pay when due the first four semi-annual interest payments on the Notes, with any remaining balance to be retained by the Company. The Notes are collateralized by a first priority and exclusive security interest in the Escrow Account. See "Description of the Notes -- Disbursement of Funds; Escrow Account."

Sinking Fund...............  None.

Guarantees.................  The Notes will be fully and unconditionally guaranteed on a senior, unsecured basis by each of the Company's future Restricted Subsidiaries that incurs indebtedness. See "Description of the Notes -- Certain Covenants -- Future Subsidiary Guarantors." The Company does not currently have any subsidiaries.

Optional Redemption........  Except as described below, the Company may not redeem the Notes prior to July 15, 2003. On or after such date, the Company may redeem the Notes, in whole or in part, at the redemption prices set forth herein, together with accrued and unpaid interest and liquidated damages, if any, to the date of redemption. In addition, at any time and from time to time prior to July 15, 2001, the Company may, subject to certain requirements, redeem up to 35% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes, as defined) with the Net Cash Proceeds of one or more Equity Offerings by the Company, at a redemption price equal to 111.75% of the principal amount thereof, plus accrued and unpaid interest and liqui-dated damages, if any, to the date of redemption; provided, however, that at least 65% of the original aggregate principal amount of the Notes remains outstanding immediately after each such redemption (calculated after giving effect to any issuance of Additional Notes). See "Description of the Notes -- Optional Redemption."

Change of Control..........  Upon the occurrence of a Change of Control, each holder of the Notes will have the right to require the Company to repurchase all or any part of such holder's Notes at a price equal to 101% of the aggregate principal amount of the Notes plus accrued and unpaid interest and liquidated damages thereon, if any, to the date of repurchase. There can, however, be no assurance that upon any such Change of Control the Company will be able to fund the repurchase obligation. Failure to fund such repurchase obligation will constitute an Event of Default under the Notes. See "Description of the Notes -- Change of Control."

Ranking....................  The Notes will be Senior Indebtedness of the
                             Company, will rank pari passu with all existing and future Senior Indebtedness of the Company and will rank senior to all future Subordinated Obligations, which must be specifically designated as subordinate to the Notes, of the Company. The Notes will be unsecured (except that the Trustee will have a security interest in the Escrow Account for the benefit of the Holders of the Notes) and will therefore be effectively subordinated to all secured indebtedness of the Company. At June 30, 1998, after giving pro forma effect to the offering of the Notes and the application of the proceeds therefrom, the Company would have had $21.2 million of indebtedness outstanding (other than the Notes), all of which would have been Senior Indebtedness and all of which would have been secured. See "Description of the Notes -- Ranking."

     Prospective investors in the Exchange Notes should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors under "Risk Factors" for risks involved with an investment in the Exchange Notes.

                             ---------------------

     The Company's principal executive offices are located at 8665 New Trails Drive, Suite 200, The Woodlands, Texas 77381. The Company's telephone number is
(281) 465-1200.

           SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

     The following table sets forth summary historical and unaudited pro forma financial data of the Company. The historical statement of operations and other financial data for the period from inception (March 5, 1997) through December 31, 1997 and the historical balance sheet data as of December 31, 1997 have been derived from, should be read in conjunction with and are qualified in their entirety by reference to the audited financial statements, including the notes thereto, included elsewhere in this Prospectus. The historical statement of operations and other financial data for the period from inception (March 5, 1997) through June 30, 1997 and for the six months ended June 30, 1998 and the historical balance sheet data as of June 30, 1998 have been derived from, should be read in conjunction with and are qualified in their entirety by reference to the unaudited condensed financial statements, including the notes thereto, included elsewhere in this Prospectus which have been prepared on a basis consistent with the audited financial statements and in the opinion of management include all adjustments, consisting solely of normal, recurring adjustments, necessary to present fairly the information contained therein. The historical quarterly statement of operations data for the three months ended June 30, 1997, September 30, 1997, December 31, 1997, March 31, 1998 and June 30, 1998 have been derived from the Company's accounting records and have been prepared on a basis consistent with the audited financial statements and in the opinion of management include all adjustments, consisting solely of normal, recurring adjustments, necessary to present fairly the information contained therein. The summary historical financial data are not necessarily indicative of the operating results to be expected in future periods.

     The following table also presents certain summary unaudited pro forma financial data of the Company for the period from inception (March 5, 1997) to December 31, 1997 and the six months ended and as of June 30, 1998, which give effect to the Unit Offering and the application of the proceeds therefrom as if they had occurred on March 5, 1997 in the case of the statement of operations data, and June 30, 1998, in the case of the balance sheet data. The summary unaudited pro forma financial data do not purport to be indicative of the results that actually would have been obtained had the Unit Offering been consummated on the assumed dates and they are not necessarily indicative of operating results to be expected in future periods.

     The following summary historical and unaudited pro forma financial data should be read in conjunction with the historical financial statements of the Company and the notes thereto included elsewhere in this Prospectus, "Selected Historical and Unaudited Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

                                               PERIOD FROM INCEPTION   PERIOD FROM INCEPTION   SIX MONTHS
                                                  (MARCH 5, 1997)         (MARCH 5, 1997)         ENDED
                                                      THROUGH                 THROUGH           JUNE 30,
                                                 DECEMBER 31, 1997         JUNE 30, 1997          1998
                                               ---------------------   ---------------------   -----------
                                                                            (UNAUDITED)        (UNAUDITED)
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenue......................................        $ 22,708                 $    --           $ 32,214
Operating expenses:
  Network personnel costs....................             437                      --              2,156
  Network operating costs....................           1,925                      --              9,402
  Legacy Network costs.......................          25,341                      --             27,090
  Severance costs(1).........................             463                      --                 --
  Selling, general and administrative........           1,276                     125              1,628
  Depreciation and amortization..............           3,500                      --              4,907
                                                     --------                 -------           --------
          Total operating expenses...........          32,942                     125             45,183
                                                     --------                 -------           --------
Loss from operations.........................         (10,234)                   (125)           (12,969)
Other income (expense):
  Interest income............................             348                      30                183
  Interest expense...........................            (235)                     --               (842)
                                                     --------                 -------           --------
Loss before income taxes.....................         (10,121)                    (95)           (13,628)
Provision for income taxes...................              --                      --                 --
                                                     --------                 -------           --------
Net loss.....................................        $(10,121)                $   (95)          $(13,628)
                                                     ========                 =======           ========
Loss per share -- basic and diluted..........        $  (0.24)                $ (0.01)          $  (0.18)
                                                     ========                 =======           ========
Weighted average shares -- basic and
  diluted....................................          42,824                  11,525             76,888
                                                     ========                 =======           ========

                                                               AS OF
                                                            DECEMBER 31,           AS OF
                                                                1997           JUNE 30, 1998
                                                            ------------   ----------------------
                                                               ACTUAL      ACTUAL    PRO FORMA(2)
                                                            ------------   -------   ------------
                                                                                (UNAUDITED)
                                                                   (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents(3)..............................    $ 7,710      $ 5,177     $187,308
Restricted cash(4)........................................      3,472           --       56,752
Property and equipment, net...............................     38,504       43,148       43,148
Total assets..............................................     54,388       57,630      306,183
Short term note payable(3)................................         --        1,477           --
Long term debt and capital lease obligations (including
  current portion)(3).....................................     25,120       32,219      279,339
Stockholders' equity(5)...................................     20,407        7,879       10,759

                                               PERIOD FROM INCEPTION   PERIOD FROM INCEPTION   SIX MONTHS
                                                  (MARCH 5, 1997)         (MARCH 5, 1997)         ENDED
                                                      THROUGH                 THROUGH           JUNE 30,
                                                 DECEMBER 31, 1997         JUNE 30, 1997          1998
                                               ---------------------   ---------------------   -----------
                                                                            (UNAUDITED)        (UNAUDITED)
                                                                 (DOLLARS IN THOUSANDS)
OTHER FINANCIAL DATA:
Capital expenditures(6)......................        $ 42,004                 $ 2,078           $  9,379
EBITDA(7)....................................          (6,271)                   (125)            (8,062)
Cash provided by (used in):
  Operating activities.......................          (2,233)                     (3)            (3,712)
  Investing activities.......................         (17,198)                 (2,078)            (7,714)
  Financing activities.......................          27,141                  10,778              8,893
PRO FORMA DATA:(8)
Interest expense.............................        $ 26,422                     N/A           $ 16,349

                                                              THREE MONTHS ENDED
                                        --------------------------------------------------------------
                                        JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                          1997         1997            1997         1998        1998
                                        --------   -------------   ------------   ---------   --------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                                           (UNAUDITED)
QUARTERLY STATEMENT OF OPERATIONS
  DATA:
Revenue...............................  $    --    $   10,729        $11,979       $16,494    $15,720
Operating expenses:
  Network personnel costs.............       --            95            342         1,051      1,105
  Network operating costs.............       --           561          1,364         3,127      6,275
  Legacy Network costs................       --        13,119         12,222        12,295     14,795
  Severance costs(1)..................       --            --            463            --         --
  Selling, general and
     administrative...................      125           471            680           657        971
  Depreciation and amortization.......       --         1,708          1,792         2,820      2,087
                                        -------    ----------        -------       -------    -------
          Total operating expenses....      125        15,954         16,863        19,950     25,233
                                        -------    ----------        -------       -------    -------
Loss from operations..................     (125)       (5,225)        (4,884)       (3,456)    (9,513)
Other income (expense):
  Interest income.....................       30           137            181           107         76
  Interest expense....................       --          (113)          (122)         (349)      (493)
                                        -------    ----------        -------       -------    -------
Loss before income tax................      (95)       (5,201)        (4,825)       (3,698)    (9,930)
Provision for income tax..............       --            --             --            --         --
                                        -------    ----------        -------       -------    -------
Net loss..............................  $   (95)   $   (5,201)       $(4,825)      $(3,698)   $(9,930)
                                        -------    ----------        -------       -------    -------
Loss per share -- basic and diluted...  $ (0.01)   $    (0.11)       $ (0.06)      $ (0.05)   $ (0.13)
                                        =======    ==========        =======       =======    =======
Weighted average shares -- basic and
  diluted.............................   14,648        48,991         76,800        76,800     76,976
                                        =======    ==========        =======       =======    =======
OTHER QUARTERLY DATA:
EBITDA(7).............................  $  (125)   $   (3,517)       $(2,629)      $  (636)   $(7,426)
                                        =======    ==========        =======       =======    =======
Cash provided by (used in):
  Operating activities................  $(1,554)   $      103        $(2,333)      $(4,874)   $ 1,162
  Investing activities................     (377)      (12,242)        (2,878)       (2,740)    (4,974)
  Financing activities................   10,026        19,750         (3,387)        3,253      5,640

---------------

(1) Prior to January 1998, certain staffing positions were filled by Prodigy employees who were subcontracted to the Company. In the fourth quarter of 1997, the Company recorded a severance charge related to the elimination of 13 of these positions.

(2) Pro forma balance sheet data assumes the Unit Offering and the application of the net proceeds therefrom had occurred on June 30, 1998.

(3) As of June 30, 1998, the Company owed Ericsson $1.5 million, which was repaid with the proceeds of the Unit Offering, and Linsang, a stockholder of the Company, $11.0 million, which was refinanced in connection with the Unit Offering. After giving effect to such repayment and refinancing, pro forma cash and cash equivalents would have been $187.3 million. Pro forma long term debt and capital lease obligations is net of $2.9 million discount to the principal amount of the Notes attributable to the Company's estimate of the value of the Warrants issued in connection with the Unit Offering.

(4) As of December 31, 1997, the Company had an outstanding letter of credit in the amount of $3.5 million. This letter of credit was secured by the amount in the restricted cash account. In the first quarter of 1998, the Company exercised its early purchase option with regard to the related capital lease and the letter of credit was retired. Pro forma amount represents escrowed funds that, together with interest received thereon, will be sufficient to pay when due the first four semi-annual interest payments on the Notes.

(5) Includes $2.9 million attributable to the Company's estimate of the value of the Warrants issued in connection with the Unit Offering. Such estimate was based on a valuation of the Common Stock as of

    December 31, 1997 by a third party valuation firm. See
    "Management -- Aggregated Fiscal Year-End Option Values." No assurance can be given that the value allocated to the Warrants is indicative of the price at which the Warrants may actually trade. The June 30, 1998 actual and pro forma stockholders' equity does not include the exercise by Orient Star of its warrant to purchase an additional 5.0 million shares of the Company for $0.625 per share, which occurred on September 14, 1998.

(6) Capital expenditures include equipment purchased through capital leases of $26.2 million and $4.1 million for the period from inception (March 5, 1997) through December 31, 1997 and for the six months ended June 30, 1998, respectively. These capital leases include $5.3 million of equipment leases assumed from Prodigy and $3.5 million of equipment leases subsequently liquidated through an early purchase option.

(7) EBITDA is defined as net income (loss) plus net interest expense, provision for income taxes, depreciation and amortization and severance costs. EBITDA is presented as it is commonly used by certain investors to analyze and compare operating performance and to determine a company's ability to service and/or incur debt. However, EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data or as a measure of a company's profitability or liquidity and is not a measure in accordance with generally accepted accounting principles. EBITDA is not necessarily comparable with similarly titled measures reported by other companies.

(8) Pro forma interest expense assumes that the Unit Offering and the application of the net proceeds therefrom had occurred on the first day of the period presented. In addition to the stated interest rate on the Notes, pro forma interest expense includes amortization of deferred issuance costs and discount on the Notes related to the Warrants. Pro forma interest expense does not include the pro forma effect of interest income which would have been earned on excess cash for the period from inception (March 5, 1997) through December 31, 1997 and for the six months ended June 30, 1998.

                                  RISK FACTORS

     An investment in the Exchange Notes involves a high degree of risk. In addition to the other information set forth elsewhere in this Prospectus, the following factors relating to the Company and this Exchange Offer should be considered carefully by prospective investors when evaluating an investment in the Exchange Notes.

LIMITED OPERATING HISTORY; OPERATING LOSSES

     The Company was formed in March 1997 and has a limited history of operations. Thus, historical information set forth herein may not be indicative of the Company's future operating results and financial condition. In view of the limited operating history of the Company, the Company remains vulnerable to a variety of business risks generally associated with start-up companies, some of which are beyond the control of the Company. Failure to continue to upgrade operating and financial controls or systems or unexpected difficulties encountered during expansion could adversely affect the Company's business, financial condition and results of operation. Since June 1997, the Company has recruited and hired key members of management in the areas of operations and administration. As a result, the key members of the Company's management team have worked together for only a short time. See "Management."

     The Company reported EBITDA (as defined) of approximately $(6.3) million and $(8.1) million for the period from inception (March 5, 1997) to December 31, 1997 and the six months ended June 30, 1998, respectively (net losses amounted to $10.1 million and $13.6 million for the same periods). Net cash used in operating activities was $2.2 million and $3.7 million, net cash used in investing activities was $17.2 million and $7.7 million and net cash provided by financing activities was $27.1 and $8.9 million for the period from inception (March 5, 1997) to December 31, 1997 and for the six months ended June 30, 1998, respectively. On a pro forma basis after giving effect to the Unit Offering and the application of the net proceeds therefrom, the Company would have reported net losses of $36.3 million and $29.1 million for the period from inception (March 5, 1997) to December 31, 1997 and the six months ended June 30, 1998, respectively. The Company expects such net losses to continue as the Company focuses on increasing its customer base, implementing its business strategy and developing new services which will require it to incur significantly increased expenses for marketing, network infrastructure, accounting, billing and other financial control systems and personnel. Such expenses are expected to adversely impact cash flow and operating performance. See "Summary -- Recent Developments." There can be no assurance that the Company will generate sufficient revenues such that the Company's operations will become profitable or generate positive cash flows in the future. If the Company cannot achieve operating profitability or positive cash flows from operating activities, it may not be able to meet its working capital or debt service requirements, including its obligations under the Notes, which would cause an event of default under the Indenture. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DIFFICULTIES IN EXPANDING AND OPERATING THE SPLITROCK NETWORK

     The Company's ability to generate positive cash flows from operations will depend upon the successful, timely and cost-effective expansion of the Splitrock Network, the successful operation of the Splitrock Network and the Company's ability to continue to attract customers. The expansion of the Splitrock Network is subject to a variety of uncertainties and contingencies, including site and facility acquisitions, the purchase and installation of network equipment, the timely performance by its suppliers and third-party contractors of their obligations, obtaining local telecommunications connections, and network testing. Although the Company believes that its cost estimates and the expansion schedule are reasonable, there can be no assurance that the actual construction costs or time required to expand the Splitrock Network will not substantially exceed current estimates. The inability of the Company to complete the Phase II Expansion or obtain the necessary third-party telecommunication connections on a timely or cost-efficient basis would have a material adverse effect on the Company's financial condition and results of operations.

     The Company has limited experience managing a telecommunications network. The operation of the Splitrock Network is a significant undertaking. Administrative, technical, operational and other problems that could arise, including as a result of increasing traffic volume and equipment and software failures, may be more difficult to address and solve due to the significant size and complexity of the Network. The Company has experienced technical problems which have led to significant service interruptions and failures. See "-- Reliance on Prodigy; Recent Discussions with Prodigy." The inability of the Company to effectively operate the Network and to quickly respond to problems as they occur would have a material adverse effect on the Company's financial condition and results of operations.

     The Company's financial performance will further depend on its ability to generate significant customer traffic. The Company currently derives substantially all of its revenues from Prodigy. Although the Company has begun receiving revenues from two additional customers, the Company expects that for the foreseeable future Prodigy will remain its dominant customer and a small number of customers will continue to account for all the Company's revenue. See "Business -- Customers." In order to broaden its customer base, the Company will need to expand its marketing and sales efforts and staff. See "-- Ability to Manage Growth." The inability to significantly increase customer traffic would have a material adverse effect on the Company.

     The Company anticipates that even after the Phase II Expansion, future expansions and adaptations of the Network's infrastructure, including the electronic and software components used therein, will be necessary in order to respond to growth in the number of customers served, increased demands to transmit larger amounts of data, changes in its customers' service requirements and technological advances by competitors. The expansion and adaptation of the Splitrock Network will require substantial financial, operational and managerial resources. There can be no assurance that the Company will be able to expand or adapt the Splitrock Network to meet the evolving standards, demands and requirements of its customers or technological advances of its competitors on a timely basis and at a commercially reasonable cost, if at all, or that the Company will be able to deploy successfully any expanded and adapted Network infrastructure. The Company believes, based on current plans and assumptions relating to its operations, that the net proceeds of the Unit Offering, together with its existing financial resources and future borrowings from a stockholder, if any, will be sufficient to fund the Company's growth and operations. In the event that the Company's plans or assumptions change or prove to be inaccurate, the Company may be required to seek alternative sources of financing. There can be no assurance that the Company would be able to obtain additional financing on acceptable terms, or at all. Any failure by the Company to expand or adapt the Splitrock Network to the needs of its customers could have a material adverse effect on the Company's financial condition and results of operations.

RELIANCE ON PRODIGY; RECENT DISCUSSIONS WITH PRODIGY

     Pursuant to the Prodigy Agreement (as defined), the Company currently provides certain network and related services, including Internet dial access services, to Prodigy for its subscribers. For the period from inception (March 5, 1997) to December 31, 1997, the Company generated $22.7 million (100%) of total revenue from Prodigy under this agreement. For the six months ended June 30, 1998, the Company generated $32.2 million (99%) of total revenue from Prodigy under this agreement. Although the Company has recently begun providing services to two additional customers and expects to attract additional customers in the short-term, the Company expects that for the foreseeable future Prodigy will remain its dominant customer and a small number of customers will continue to account for all the Company's revenue.

     Prodigy is currently one of the largest U.S. ISPs measured in minutes on-line. Launched in 1984 as a joint venture between IBM and Sears, Prodigy is currently controlled by Carso, which indirectly owns 25.0 million shares, or 30.2%, of the Common Stock of the Company. Samer Salameh, the President and Chief Executive Officer of Prodigy, is a director and the Chairman of the Board of Directors of the Company. See "Principal Stockholders." Limited financial and other information regarding Prodigy is publicly available and the Prodigy Agreement provides for only very limited information regarding Prodigy to be provided to the Company. Therefore, the Company is unable to assess with any certainty the financial condition or results of operations of Prodigy or whether Prodigy will continue to operate as a financially solvent company or remain able to pay amounts owed under the Prodigy Agreement. Furthermore, Prodigy operates in a highly competitive environment. Prodigy competes with a wide range of national, regional and local ISPs. Due to the limited available information regarding Prodigy, the Company is unable to predict whether Prodigy will remain competitive in the ISP marketplace. If competitive or other factors were to result in a reorganization, bankruptcy, liquidation or similar proceeding with respect to Prodigy or otherwise result in Prodigy being unable to pay amounts due under the Prodigy Agreement the Company's financial position, results of operations and ability to pay principal and interest on the Notes would be materially adversely affected. Furthermore, if due to competitive or other factors the number of Prodigy subscribers or usage by subscribers were to decrease, the Company would receive less revenue under the Prodigy Agreement, which could have a material adverse effect on the Company's financial position and results of operations. In addition, Prodigy is operating in an industry undergoing rapid consolidation. Any acquisition or merger involving Prodigy and a company with an alternative source of network services could result in Prodigy exercising its option to terminate the Prodigy Agreement and therefore have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Prodigy Transactions."

     The Prodigy Agreement allows Prodigy to terminate its arrangement with the Company on twelve months notice upon the payment of a termination charge. The Prodigy Agreement also allows Prodigy to terminate its arrangement with the Company on 45 days notice without payment if the Company defaults, following a cure period, with respect to certain performance standards contained in the Prodigy Agreement. In addition, the Prodigy Agreement provides for arbitration to resolve certain other disputes including a default by the Company with respect to certain financial covenants. Such arbitration could lead to a termination of the Prodigy Agreement. The Company believes that, based on current market conditions, if the relationship with Prodigy were terminated, it could find new customers to replace the resulting loss of traffic. There can be no assurance that there will not be a change in market conditions or that the Company will be able to secure additional traffic should the relationship with Prodigy be terminated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Customers."

     The Company is currently Prodigy's sole supplier of network services. As a result, Prodigy is dependent on the Company to provide local Internet dial access services to its subscribers. As such, Prodigy closely monitors the quality of the services provided by the Company since it directly impacts Prodigy's business and financial performance.

     As part of its expansion plan, in January 1998 the Company began migrating Prodigy subscribers from the Legacy Network to the Splitrock Network. In addition to technical problems and network failures which occur from time to time in the ordinary course of operating a telecommunications network, in connection with the rapid migration of Prodigy subscribers from the Legacy Network to the Splitrock Network during the first quarter of 1998, the Company, and therefore Prodigy, experienced significant service interruptions and failures, the most prolonged and serious of which occurred in February, March and April of 1998. These service interruptions and failures were primarily due to a faulty modem code that, among other things, resulted in a significant number of Prodigy subscribers who called into the Splitrock Network receiving busy signals when, in fact, there was sufficient capacity available to handle the calls. At the time of these service interruptions, the Company had inadequate staffing levels and procedures in place to detect or respond to the situation in a timely manner. As a result, the modem related problems resulted in an unfavorable call failure rate compared to industry norms. The Company believes that it and its third-party modem vendor have corrected the faulty modem code, although no assurance can be given in this regard. In addition, the Company believes that it has achieved staffing levels in its NOCs adequate to detect and address any such future service interruptions or failures.

     Since February 1998 Prodigy has expressed repeated and serious concerns regarding the Company's ability to deliver network services at a level of quality and reliability necessary to sustain Prodigy's business and expected growth. In particular, Prodigy has indicated that it believes that, due to the Company's Network problems during the first quarter of 1998, Prodigy lost a significant number of subscribers and the associated revenues and incurred substantial costs. In addition, Prodigy has expressed serious concern about the impact the Company's Network problems have had on the perception of Prodigy in the industry. In May 1998, Prodigy notified the Company that unless the Company was able to improve Network quality and access availability, it would be forced to use alternate network service providers.

     In connection with these discussions Prodigy raised a number of service and technology related issues that it believes require prompt resolution. These issues include, among other things, providing backup capacity to the Splitrock Network (including through other providers' networks), automatic rollover services to alternate access phone numbers, methods for limiting service abusers, and network time-out circumventions. In addition, Prodigy has proposed a number of amendments to the Prodigy Agreement including, among other things, modifying the current fee structure to a monthly fee based on utilization of the Network, imposing more stringent financial penalties on the Company in the event of Network interruptions, and exclusivity until the Network is stable (i.e., a prohibition on the Company providing Internet dial access services to Prodigy's large consumer-oriented ISP competitors).

     Prodigy and the Company have had several meetings with regard to these issues and have agreed to continue to have frequent periodic meetings. As a result of these meetings, the Company has implemented a number of additional procedures and business support systems. For example, the Company has implemented network management systems that enable real time monitoring of the Network and has established more frequent access to Prodigy subscriber-related data on Network performance. Certain issues, however, remain under discussion. Although the Company believes that it will resolve the outstanding issues between the Company and Prodigy, until these issues are resolved, the future of the Company's relationship with Prodigy is uncertain and there can be no assurance that further discussions with Prodigy will not result in a termination of the relationship, increased costs to the Company or amendments to the Prodigy Agreement that are unfavorable to the Company. The loss of Prodigy as a customer or any such increased costs or amendments to the Prodigy Agreement could have a material adverse effect on the Company.

     Prior to solutions implemented by the Company and its third-party modem vendor, in April 1998 Inverse, an independent Internet testing group, indicated that Prodigy had a call failure rate for the March 1998 reporting period that was almost double that of Inverse's reported industry average, an 18.3% call failure rate versus 9.4%, respectively, during the evening hours in which most Prodigy traffic occurs. In June 1998, Inverse indicated that for the May reporting period Prodigy had a call failure rate that was lower than the Inverse industry average during such evening hours. The Company believes that its improvement was primarily due to the solutions implemented by it and its third-party modem vendor. In July 1998, Inverse indicated that for the June reporting period Prodigy had a call failure rate above the Inverse industry average during such evening hours. Prodigy's higher rate was in part due to problems Prodigy experienced with certain log-on software during four evenings during the Inverse testing period. The Company believes that Prodigy has corrected these software problems. In all other call failure rating categories tested by Inverse during June, the Company's measurements were better than the Inverse industry average. Investors should not place undue reliance on the Inverse report as a measure of the Company's Network performance because it does not measure and report on all the factors that may affect the quality of Splitrock's services to Prodigy and Inverse's findings are based on tests conducted on a sampling of only 42 POPs. Furthermore, the above Inverse data reflect only two months of operations and there can be no assurance that the Company will be able to sustain such a level of Network performance.

ESTABLISHMENT AND MAINTENANCE OF TRANSMISSION SERVICES AND PEERING RELATIONSHIPS

     The Company's success will depend upon its ability to complete the Phase II Expansion and develop adequate support systems and services at an acceptable cost. In order to complete the Phase II Expansion and continue operating the existing POPs, the Company has entered into and will continue to enter into agreements with various providers of infrastructure capacity.

     The Company currently maintains transmission services agreements primarily with WorldCom Communications, Inc. ("WorldCom") for long distance and with competitive local exchange carriers ("CLECs") and various regional Bell operating companies ("RBOCs") for local connections. In the future, the Company will be required to negotiate new transmission services agreements, or renegotiate existing transmission services agreements, as the Company expands the Network. There can be no assurance that the Company will successfully negotiate or renegotiate such agreements. The failure to negotiate or renegotiate required transmission services agreements could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Splitrock's Network -- Transmission Services."

     The Company has established peering arrangements with several ISPs and intends to negotiate further agreements. The establishment and maintenance of peering relationships with other network service providers is necessary in order to exchange traffic with other network service providers without having to pay transit costs. The basis on which network service providers make peering available or impose settlement charges is evolving as the provision of Internet access and related services has expanded and the dominance of a small group of national network service providers has driven corporate peering policies. Recently, companies that have previously offered peering have cut back or eliminated peering relationships and are establishing new, more restrictive criteria for peering. Furthermore, if increasing requirements associated with maintaining peering with the major national network service providers develop, the Company may have to comply with those additional requirements in order to establish peering relationships. Failure to maintain peering relationships or establish new ones, if necessary, would cause the Company to incur additional operating expenditures which would have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Splitrock's Network -- Peering."

LEVERAGE AND RESTRICTIONS IMPOSED BY INDEBTEDNESS

     The Company is highly leveraged. At June 30, 1998, on a pro forma basis after giving effect to the Unit Offering and the application of the net proceeds therefrom, the Company would have had $279.3 million of total indebtedness, representing approximately 96.3% of the Company's total capitalization. See "Capitalization." Approximately $1.9 million of the Company's indebtedness other than the Notes would be in default upon the occurrence of a default with respect to the Notes. In addition, the terms of the Notes permit the Company to incur certain other indebtedness. None of the Company's other current indebtedness prohibits the Company from making the required payments under the Notes. There can, however, be no assurance that the Company will have sufficient cash flow to pay the interest expense or the principal associated with the Notes or such additional indebtedness. See "Use of Proceeds," "Selected Historical and Unaudited Pro Forma Financial Data," "Capitalization," and "Description of the Notes."

     The historical earnings of the Company were insufficient to cover its fixed charges for the period from inception (March 5, 1997) to December 31, 1997 and the six months ended June 30, 1998 by approximately $10.1 million and $13.6 million, respectively. On a pro forma basis after giving effect to the Unit Offering and the application of the net proceeds therefrom, the earnings of the Company would have been insufficient to cover its fixed charges for the period from inception (March 5, 1997) to December 31, 1997 and the six months ended June 30, 1998 by approximately $36.3 million and $29.1 million, respectively. See "Selected Historical and Unaudited Pro Forma Financial Data."

     The degree to which the Company will be leveraged could have several important consequences to the holders of the Notes, including, but not limited to, the following: (i) a substantial portion of the Company's cash flow from operations will be required to be dedicated to service the Company's indebtedness, and the failure of the Company to generate sufficient cash flow to service such indebtedness could result in a default under such indebtedness, including under the Notes; (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or for other purposes may be impaired; (iii) the Company's flexibility to expand, make capital expenditures and respond to changes in the industry and economic conditions may be limited; (iv) the Indenture will contain, and future agreements relating to the Company's indebtedness (including any credit facilities, to the extent permitted by the Indenture) may contain, numerous financial and other restrictive covenants, including, among other things, limitations on the ability of the Company to incur additional indebtedness, to create liens and other encumbrances, to make certain payments and investments, to pay dividends, to sell or otherwise dispose of assets or to merge or consolidate with another entity, the failure to comply with which may result in an event of default, which, if not cured or waived, could have a material adverse effect on the Company; and (v) the Company will be more leveraged than certain of its competitors, which might place the Company at a competitive disadvantage. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's ability to meet its debt service obligations, to finance planned capital expenditures, lease payments or acquisitions or to comply with the covenants contained in the Indenture will depend upon the Company's future performance, which will be subject to general economic conditions and to financial, business, competitive, legislative, regulatory and other factors affecting its operations, many of which are beyond the control of the Company. There can be no assurance that the Company's business will be able to generate cash flow at levels sufficient to satisfy its debt service and other requirements. If in the future the Company is unable to generate sufficient cash from its operations to make scheduled interest payments on the Notes, to pay the Notes at maturity, or to meet other obligations and commitments, the Company may be required to adopt one or more alternatives, such as refinancing or restructuring its indebtedness, reducing or delaying planned expansion, selling assets or seeking to raise additional debt or equity. There can be no assurance that the Company will be able to implement any of these alternatives on satisfactory terms or at all. In addition, the terms of existing or future debt agreements, including the Indenture, may prohibit the Company from adopting some of these alternatives. See "Description of the Notes."

ASSET ENCUMBRANCE

     The Exchange Notes will be senior obligations of Splitrock ranking pari passu in right of payment with all existing and future Senior Indebtedness of Splitrock. The Exchange Notes will be unsecured except with respect to the security interest held by the Trustee in the Escrow Account for the benefit of holders of the Exchange Notes. The Indenture will permit the Company to incur certain indebtedness, including secured indebtedness. Holders of secured indebtedness of the Company will have claims with respect to the assets constituting collateral for such indebtedness that are prior to the claims of holders of Exchange Notes.

     In the event of a default on the Exchange Notes, or a bankruptcy, liquidation or reorganization of the Company, assets securing indebtedness of the Company and its subsidiaries other than the Exchange Notes will be available to satisfy obligations with respect to the indebtedness secured thereby before any payment therefrom could be made on the Exchange Notes. Accordingly, the Exchange Notes will be effectively subordinated to claims of secured creditors of the Company to the extent of such pledged collateral. At June 30, 1998, after giving pro forma effect to the Unit Offering and the application of the net proceeds therefrom, the Company would have had $21.2 million of secured indebtedness outstanding (other than the Notes). See "Description of the Notes," "Selected Historical and Unaudited Pro Forma Financial Data," "Description of Certain Indebtedness" and the Company's historical financial statements and notes thereto included elsewhere in this Prospectus.

SUBSIDIARIES

     The Company is an operating entity that may in the future conduct a portion of its business through subsidiaries, although it does not currently have any subsidiaries. The Company's cash flow from operations and consequent ability to service its debt, including the Exchange Notes, may therefore in the future become in part dependent upon the earnings of such subsidiaries, if any, and the distribution (through dividends or otherwise) of those earnings to the Company, or upon loans, advances or other payments of funds by any such subsidiaries to the Company. It is not anticipated that such subsidiaries will have any obligation, contingent or otherwise, to make any funds available to the Company for payment of the principal of or interest on the Exchange Notes. The ability of any such subsidiaries to make such payments will be subject to, among other things, the availability of sufficient surplus funds, the terms of such subsidiaries' indebtedness and applicable laws.

     Claims of creditors of any such subsidiaries and holders of preferred stock, if any, of any such subsidiaries will have priority as to the assets of such subsidiaries over the claims of the Company and the holders of the Company's indebtedness, except to the extent that such subsidiaries have provided guarantees of the Company's indebtedness and to the extent that loans made by the Company to its subsidiaries are recognized as indebtedness. Therefore, the Exchange Notes will be effectively subordinated in right of payment to all existing and future indebtedness and other liabilities of the Company's subsidiaries, including trade payables. Under the terms of the Indenture, certain subsidiaries of the Company will be restricted in their ability to incur debt in the future. See "Description of the Notes -- Certain Covenants."

ABILITY TO MANAGE GROWTH

     To date, the Company's operations have been limited to one primary customer and rapid growth may place a significant strain on the Company's Network and management, administrative, operational and financial resources. The Company's ability to manage its growth successfully will require the Company to further enhance its operational, management, administrative, financial and information systems and controls. There can be no assurance that the Company will have the resources available to successfully enhance such systems and controls.

     Since June 1997, the Company has recruited and hired key members of management in the areas of operations and administration. As a result, the key members of the Company's management team have worked together for only a short time. See "Management." Currently, the Company has limited personnel. In accordance with the Company's growth strategy, it is seeking to hire additional sales, marketing, administrative, operating and technical personnel. See "Business -- Employees." Successful implementation of the Company's strategy will depend on its ability to attract and retain such employees. The process of locating, training and successfully integrating qualified personnel into the Company's operations is often lengthy and expensive, and as a result of the recent growth in the industry, the Company has experienced significant competition in the attraction and retention of personnel that possess the skill sets that the Company is seeking. There can be no assurance that the Company will be successful in attracting, integrating and retaining such personnel. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on the Company's results of operations, product development efforts, ability to attract customers and ability to expand the Network.

     In addition, as the Company increases its service offerings and number of customers, there will be additional demands on the Company's customer support, sales, marketing and administrative resources and personnel as well as on the Splitrock Network infrastructure. While the Company's Network is operational, it has experienced significant recent interruptions and failures and has not been tested under circumstances consistent with the more significant volume of activity anticipated as the Company grows its business and continues to migrate Prodigy traffic from the Legacy Network and the IBM Global Services Network to the Splitrock Network. See "-- Difficulties in Expanding and Operating the Splitrock Network" and "-- Reliance on Prodigy; Recent Discussions with Prodigy." The Company's inability to effectively manage its growth could have a material adverse effect on the Company.

DEVELOPMENT OF EFFECTIVE PROCESSES AND SYSTEMS

     Sophisticated processes and systems are vital to the Company's growth and its ability to monitor costs, bill customers, record and manage customer orders and record taxes due. The Company utilizes information management, equipment monitoring, tracking and other software systems provided by third party vendors and intends to implement a billing system based on third party software late in 1998. As the Company's strategy provides for growth in the number and volume of products and services offered by the Company, such systems will be required to expand with and adapt to the Company's growth. Failure of third party vendors to deliver proposed products and services in a timely and effective manner and at acceptable costs, failure of the Company to adequately identify all of its information and processing needs, failure of the Company's processing or information systems or failure of the Company to upgrade systems as necessary would have a material adverse effect on the ability of the Company to implement its strategy and on its financial condition and results of operations.

COMPETITION

     The industry in which the Company competes is extremely competitive. The Company expects that competition will continue to intensify as customers seek additional capacity to satisfy continued growth of the Internet industry. In addition, numerous competitors, including major telecommunications carriers, are rapidly expanding their network capabilities. The Company believes that the primary competitive factors for the provision of network services are quality of service, network coverage, reliability, price, and product innovation.

Management believes it can compete effectively on these factors based on the design of the Splitrock Network and industry experience at top management levels, although there can be no assurance in this regard.

     The Company's current and prospective competitors generally may be divided into two groups: (i) companies that provide Internet access services to ISPs with both residential and small business customers, including Verio Inc. ("Verio"), Concentric Network Corporation ("Concentric"), PSINet Inc. ("PSINet") and NETCOM On-Line Communications Services, Inc. ("Netcom") and (ii) companies that provide Internet access (including Internet dial access and transit), VPN and other value added services to medium and large business customers, including UUNet Technologies, Inc., a subsidiary of WorldCom ("UUNet"), GTE Internetworking (formerly Bolt, Beranek & Newman, Inc. ("BBN")) and DIGEX, a subsidiary of Intermedia Communications Inc. ("DIGEX"), as well as most of the major long distance companies. Many of these competitors, in addition to their substantially greater market presence and financial, technical and personnel resources, also have large existing commercial customer bases. Furthermore, many of these competitors have the ability to bundle Internet access and VPN services with other services such as Web browsing or, in the case of long distance companies, telephony. Such bundling of services may have a material adverse effect on the Company's ability to compete effectively and thus could have an adverse effect on the Company's business, financial condition and results of operations.

     The Company believes that significant new competitors will enter the network services market. The Company is aware that other companies, including IXC Communications Inc. ("IXC Comm.") and Level 3 Communications Inc. ("Level 3"), are in the process of building or expanding networks that will have the ability to provide services comparable to those of the Company. In addition, many of the Company's competitors have the financial and operational resources to construct networks similar to the Splitrock Network. For example, Sprint Communications Corp. ("Sprint") recently announced that it is in the process of designing a network which will contain ATM switches at every core, hub and remote site. There can be no assurance that the Company will be able to compete effectively with such companies.

     Recent reforms in the federal regulation of the telecommunications industry have also created greater opportunities for local exchange carriers ("LECs"), including the RBOCs, to enter the Internet network services market and therefore compete with the Company. Such increased competition could have a material adverse effect on the Company. In order to address the Internet network service requirements of the current business customers of long distance and local carriers, the Company believes that there is a trend toward horizontal integration through acquisitions of, joint ventures with, and the wholesale purchase of connectivity from, ISPs. The WorldCom/MFS Communications Company, Inc. ("MFS")/UUNet consolidation (as well as the pending WorldCom/MCI Communications Corporation ("MCI") merger), the Netcom/ICG Communications Inc. merger, the Intermedia Communications Inc. ("Intermedia")/DIGEX merger and the GTE Corporation's ("GTE") acquisition of BBN are indicative of this trend. Such consolidations may result in the Company competing with larger companies with greater resources to devote to the development of new competitive products and services and the marketing of existing competitive products and services.

     As a result of increased competition and integration in the industry, the Company could encounter significant pricing pressure, which in turn could result in significantly lower average selling prices of the Company's services. There can be no assurance that the Company will be able to offset the effects of any such lower prices with an increase in the number of its customers, growth in sales to its customers base, higher revenue from enhanced services, cost reductions or otherwise. In addition, the Company believes that the Internet access and related services industry is likely to undergo further consolidation in the near future, which could result in increased price and other competition in these industries and, potentially, other portions of the industry, including the market for VPN services. Increased price or other competition could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will have the financial resources, technical expertise or marketing and support capabilities to continue to compete successfully.

DEPENDENCE ON SUPPLIERS

     The Company is dependent on third parties for key components of its network infrastructure, including for leased lines, transmission services and networking equipment, such as routers, switches and modems. The quantities and quality of such networking equipment required by the Company are available only from limited sources. The Company currently utilizes Lucent for ATM switching products, including the Lucent LDR200 switch, Bay Networks, Inc. ("Bay Networks") for its Internet dial access platform, Cisco Systems, Inc. ("Cisco") for routers and Sun Microsystems, Inc. ("Sun") for servers. The Company also depends upon a variety of LECs and interexchange carriers ("IXCs") to provide telecommunication services, including leased line and collocation facilities.

     The Company currently has limited alternative suppliers for many of the products or services it employs in its Network. In particular, Lucent is the sole producer of the LDR200 switch, which the Company believes is a key component of the Network. The Company has entered into a Purchase Agreement with Yurie (which was acquired by Lucent in May 1998) pursuant to which the Company agreed to purchase and Yurie agreed to provide a minimum of $20.0 million of Yurie equipment and related products prior to January 1, 1999. As of August 31, 1998 the Company had purchased $11.0 million of equipment and products under this agreement. Should the Company require additional Lucent LDR200 switches beyond the quantity covered by the agreement (which the Company does not expect to be the case), there can be no assurance that the Company will be able to acquire them on acceptable terms, or at all. See "Business -- Suppliers." In addition, expansion of network infrastructures by the Company and others is placing, and will continue to place, a significant demand on the Company's other suppliers, some of which have limited resources and production capacity. Certain of the Company's suppliers, in turn, rely on sole or limited sources of supply of components included in their products. These constraints may limit such suppliers' ability to deliver products of the quality or within the time frame demanded by the Company. The Company has experienced significant service interruptions caused, in part, by faulty modem software code provided by one of its suppliers. See "-- Reliance on Prodigy; Recent Discussions with Prodigy."

     The Company is also dependent upon third party suppliers for its data communications facilities and capacity. Certain of these suppliers are or may become competitors of the Company, and such suppliers are not subject to any contractual restrictions upon their ability to compete with the Company. The Company currently uses WorldCom for the majority of its long distance connections and backbone long distance transmission facilities. In addition, the Company obtains bandwidth capacity under leased line connection agreements with LECs, including RBOCs, or is provided telecommunications services and leased physical space under local access/collocation agreements with various CLECs, such as Focal Communications Corp. ("Focal"), Intermedia, Brooks Fiber Communications and others. Since its inception, the Company has actively pursued agreements with additional CLECs in an effort to establish relationships with a variety of telecommunication providers and thereby reduce the cost of leased connectivity. There can be no assurance that the Company will be able to continue to obtain services from such suppliers on the scale and within the time frames required by the Company at commercially reasonable cost, or at all. See "Business -- Splitrock's Network -- Transmission Services." Any difficulties in receiving adequate equipment, services or additional capacity on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has an agreement with IBM to use the IBM Global Services Network to cover market areas that are neither served by the Splitrock Network nor the Legacy Network. The usage from these POPs currently accounts for approximately 30% of all Prodigy-related traffic. The terms of the agreement provide that either party may, upon 60 days prior notice, terminate its respective obligations under the contract for the remaining POP sites. In addition, under the terms of the agreement with IBM services at certain of the POPs in the IBM Global Services Network were scheduled to be discontinued on September 30, 1998. IBM has informed the Company that it will continue services to those certain POPs until at least December 31, 1998. The usage from these POPs currently represents less than 2% of the Company's Prodigy-related traffic. As part of the Phase II Expansion, the Company plans to deploy POPs to those locations. The Company has also formulated contingency plans, including providing toll free Internet dial access to users in these areas, should the Company be unable to timely deploy POPs in those areas or IBM be unwilling to continue to provide service to those certain POPs. The inability to provide coverage to those certain cities terminated before December 31, 1998 or any termination of IBM's other obligations under the contract could have a material adverse effect on the Company's relationship with Prodigy, and, consequently, the Company's business, financial condition and results of operations.

     As part of the Company's strategy to replace remaining POPs covered by the IBM Global Services Network and to complete the expansion of the Splitrock Network, the Company will rely significantly upon third parties to provide equipment and services and to deploy the remainder of the Splitrock Network. The Company has an agreement with Ericsson under which Ericsson will provide certain equipment and services for, and deploy, 99 additional POP sites (the "Ericsson Agreement"). In April 1998, Ericsson provided the Company with a $5.0 million credit facility to be used to pay amounts due under the Ericsson Agreement. All amounts drawn under the facility ($1.5 million) were repaid upon consummation of the Unit Offering. The Company is in negotiations with Ericsson for the deployment of the additional 231 POPs needed to complete the Phase II Expansion. The Company expects that such negotiations will lead to an agreement on similar terms and conditions as the Ericsson Agreement. There can be no assurance that the Company and Ericsson will come to an agreement on the deployment of the remaining 231 POPs required to complete the Network's expansion. Should the Company and Ericsson fail to reach such an agreement, there can be no assurance that the Company will be able to secure an alternative vendor to complete the Network's expansion. The inability of Ericsson to complete its obligations under the Ericsson Agreement or the failure of the Company to reach an agreement for the deployment of additional POPs would have a material adverse effect on the Company's business, results of operations and financial condition. See
"Business -- Suppliers" and "Description of Certain Indebtedness."

     The Company also engages third party vendors for routine maintenance, on-call repair and certain related services. In addition to nine employees and six individual contractors designated, trained and engaged by the Company as field operation personnel, the Company has an agreement with IBM designed to provide additional on-call field support personnel for maintenance, part replacement and repairs for the Legacy Network until that network is substantially decommissioned. In addition, during and following the Phase I Buildout, WilTel has performed on-call services for replacement parts, maintenance and repair services for the Splitrock Network. The agreement with WilTel expired on September 30, 1998. Since that time, WilTel has continued to provide installation and related services to the Company on an as needed basis and is expected to continue providing said services for the near future. The Company is currently evaluating and negotiating maintenance service proposals that are designed to supplement the existing agreements with IBM and WilTel and expand as the network infrastructure grows. There can be no assurance that the Company will be able to enter into a replacement maintenance agreement on acceptable terms, or at all. See "Business -- Suppliers."

DEPENDENCE ON KEY PERSONNEL

     The Company's business is managed by key executive officers, particularly Mr. Kwok L. Li, Chairman of the Board and Chief Technical Officer, and Mr. William R. Wilson, President and Chief Executive Officer. In addition, the Company is currently in the process of recruiting additional key personnel, including a Chief Operating Officer. The loss of one or more members of senior management or the failure to recruit such personnel in the future could significantly impede attainment of the Company's financial objectives. See "-- Ability to Manage Growth." The Company does not currently maintain key man life insurance on the life of any of its officers or employees but intends to acquire such insurance for Mr. Li and Mr. Wilson in the near future. Although the Company substantially relies on the efforts of Mr. Li, Mr. Li currently acts as a consultant for Lucent and is the majority owner of Linsang Partners L.L.C. ("Linsang"), to which companies he devotes a portion of his work time. Mr. Li does not, therefore, devote his time exclusively to the affairs of the Company. The Company's operations may be adversely affected to the extent Mr. Li does not devote full-time efforts to the Company.

CHANGE OF CONTROL

     The Indenture provides that upon the occurrence of a Change of Control each holder of Notes will have the right to require the Company to repurchase all or any part of such holder's Notes at a price in cash equal to

101% of the aggregate principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. The Indenture allows the Company to incur certain indebtedness, including Senior Indebtedness. The terms of such indebtedness may prohibit the repurchase of the Notes by the Company in the event of a Change of Control, unless and until such time as it is repaid in full. In such case, the Company, in order to repurchase the Notes, would need to obtain the consent of the requisite lenders under such indebtedness or to repay such indebtedness in full. The Company's failure to repurchase the Notes would result in a default under the Indenture. The inability to repay any future indebtedness, if accelerated, would also constitute an event of default under the Indenture. There can be no assurance that the Company will have the financial resources necessary to repurchase the Notes or any other indebtedness upon a Change of Control. See "Description of the Notes -- Change of Control."

RISKS ASSOCIATED WITH STRATEGIC ALLIANCES AND ACQUISITIONS

     The Company intends to evaluate strategic alliances and acquisitions both domestically and internationally as they present themselves. The Company believes that an attractive strategic alliance or acquisition candidate should provide additional traffic over the Network, service enabling technology, or management or employee expertise. Any future strategic alliances or acquisitions which the Company pursues would be accompanied by the risks commonly encountered in strategic alliances with or acquisitions of companies. Such risks include, among other things, the difficulty of integrating the operations and personnel of the companies, the potential disruption of the Company's ongoing business, the inability of management to maximize the financial and strategic position of the Company by the successful incorporation of licensed or acquired technology and rights into the Company's service offerings, the maintenance of uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of changes in management. Any international alliance or acquisition would be accompanied by the additional risks of doing business abroad, including unexpected changes in the regulatory environments, export controls, tariffs, fluctuations in currency exchange rates and potentially adverse tax consequences. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such strategic alliances or acquisitions. In connection with any strategic alliance or acquisition, the Company could incur substantial expenses, including the expenses of integrating the business of the strategic alliance or the acquired company with the Company's business. Such expenses, in addition to the financial impact of such strategic alliances or acquisitions, could have a material adverse effect on the Company's business, financial condition and results of operations.

CONTROL BY PRINCIPAL STOCKHOLDERS AND MANAGEMENT; TRANSACTIONS WITH RELATED PARTIES

     Mr. Kwok L. Li, one of the founders and Chairman of the Board of the Company, and Linsang, a company controlled by Mr. Li, collectively own approximately 47.1% of the Company's outstanding shares. In addition, William R. Wilson, the other founder and the President and Chief Executive Officer of the Company, owns approximately 20.5% of the Company's outstanding shares. As a result of this direct and indirect ownership, Mr. Li and Mr. Wilson are able to elect the entire Board of Directors of the Company, to direct the affairs of the Company, to appoint new management and to approve any action requiring the approval of the holders of the Company's capital stock, including the adoption of amendments to the Company's certificate of incorporation and approval of mergers or sales of substantially all of the Company's assets. There can be no assurance that the interests of Mr. Li and Mr. Wilson will not conflict with the interests of the holders of the Notes. See "Principal Stockholders."

     Certain of the directors of the Company also serve as directors and/or officers of other companies with which the Company conducts business and, consequently, there exists the possibility that such directors will have a conflict of interest. Until its sale to Lucent, Mr. Li was Director, Vice Chairman, Chief Technology Officer and owner of 12.4% of the Common stock of Yurie, one of the Company's principal suppliers. In connection with the sale of Yurie to Lucent, Linsang has agreed to make the services of Mr. Li available to Lucent to provide technical guidance for both the Lucent LDR200 and Lucent's entire line of other ATM switches. The agreement has a term of three years and terminates on May 29, 2001. Mr. Li has been named Chief Technical Officer of the Carrier Network division of Lucent and has agreed to not participate in designing, developing, producing, manufacturing or marketing multi-service access equipment other than for

Lucent. See "-- Dependence on Suppliers" and "-- Dependence on Key Personnel." Furthermore, Mr. Samer Salameh is President, Chief Executive Officer, a director and Chairman of the Board of Directors of Prodigy. In addition, certain stockholders may have conflicting interests. Orient Star, a wholly owned subsidiary of Carso, owns 25.0 million shares, or approximately 30.2%, of the Common Stock of the Company. Carso is a controlling stockholder of Prodigy and a significant stockholder of Telmex.

     Any decision made by directors is required by law to be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. Directors may owe similar duties to the other companies for which they serve as directors or officers. Due in part to the nature of the potential conflicts presented on an ongoing basis by certain of the Company's suppliers, customers and others, there can be no assurance that the directors involved in such a conflict will act in the best interests of the Company. See "Management -- Certain Relationships and Related Transactions" and "Description of the Notes -- Certain Covenants Limitation on Transactions with Affiliates."

RISKS OF TECHNOLOGY TRENDS AND EVOLVING INDUSTRY STANDARDS

     The markets for Internet access, transit services, VPNs and related services provided by the Company are relatively new and characterized by rapidly changing technology, evolving industry standards, changes in customer needs and frequent new product and service introductions. The Company's future success will depend, in part, on its ability to effectively use leading technologies, to continue to develop its technical expertise, to enhance its current services, to develop new products and services that meet changing customer needs, and to influence and respond to emerging industry standards and other technological changes on a timely and cost-effective basis. There can be no assurance that the Company will be successful in effectively using new technologies, developing new services and technical expertise or enhancing its current services on a timely basis or that such new technologies or enhancements will achieve market acceptance. The Company believes that its ability to compete successfully is also dependent upon the continued compatibility of its services with products and architectures offered by various vendors. There can be no assurance that the Company will be able to effectively address the compatibility issues raised by technological changes or new industry standards. In addition, there can be no assurance that services or technologies developed by others will not render the services or technology of the Company or its vendors uncompetitive or obsolete.

     In addition, issues concerning the commercial use of the Internet and other services remain unresolved and may impact the growth of Internet use, especially in the business market targeted by the Company. Despite growing interest in the many commercial uses of the Internet, many businesses have been deterred from purchasing Internet access services for a number of reasons, including, among others, inconsistent quality of service, the lack of availability of cost-effective, high-speed options, a limited number of local access points for corporate users, inability to integrate business applications on the Internet, the need to deal with multiple and frequently incompatible vendors, inadequate protection of the confidentiality of stored data and information moving across the Internet, and a lack of tools to simplify Internet access and use. In particular, there is a perceived lack of security of commercial data, such as credit card numbers, that has significantly impeded commercial exploitation of the Internet to date, and there can be no assurance that encryption or other technologies will be developed that satisfactorily address these security concerns. Capacity constraints caused by growth in the use of the Internet may, unless resolved, also impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. The failure of the Internet industry to address these concerns and introduce viable solutions could limit the growth of the Internet and other telecommunications services. Any such failure would have a material adverse effect on the Company's ability to rapidly grow its business and attain its financial objectives.

NETWORK SECURITY RISKS

     Despite the implementation of network security measures by the Company, such as limiting physical and network access to its equipment, its infrastructure is potentially vulnerable to computer viruses, break-ins and similar disruptive problems caused by others. Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays or cessation in service to the Company's customers. Furthermore, inappropriate use of the Internet by third parties could also potentially jeopardize the security of confidential information stored in the computer systems of the Company's customers, which may deter potential customers and adversely affect existing customer relationships. Security problems represent an ongoing threat to public and private data networks. Addressing problems caused by computer viruses, break-ins or other problems caused by third parties could have a material adverse effect on the Company.

     The security measures employed by the Company cannot assure complete protection from computer viruses, break-ins and other disruptive problems. The occurrence of such problems may result in claims against or liability on the part of the Company. Such claims, regardless of their ultimate outcome, could result in costly litigation and could have a material adverse effect on the Company's business or reputation or on its ability to attract and retain customers for its services.

RISK OF SYSTEM FAILURE; INSURANCE

     The success of the Company is dependent upon its ability to protect its network infrastructure against damage from fire, earthquakes, floods, power loss, telecommunications failures and similar events. Despite precautions taken by and planned by the Company, the occurrence of a natural disaster or other unanticipated problems at one of the Company's NOCs or at a number of the Company's core sites, hub sites or remote access sites could cause significant interruptions in the services provided by the Company. Additionally, failure of the Company's telecommunications providers to provide the communications capacity required by the Company as a result of natural disaster, operational disruption or for any other reason could cause significant interruptions in the services provided by the Company. While the Company believes it has insurance adequate to cover such risks, the occurrence of a significant loss not fully covered by insurance could have a material adverse effect on the Company. In addition, there can be no assurance that the Company will be able to maintain adequate insurance coverage at rates it believes reasonable.

REGULATORY MATTERS; POTENTIAL LIABILITY FOR INFORMATION DISSEMINATED OVER THE INTERNET

     Although the Company is not currently subject to direct regulation by the Federal Communications Commission ("FCC") or any other federal or state agency, it operates in a highly regulated industry and therefore changes in the regulatory environment relating to Internet services and traditional telecommunications services, including regulatory changes which directly or indirectly affect telecommunications costs or increase the likelihood or scope of competition from RBOCs or other telecommunication companies, could have a material adverse effect on the Company's financial position or results of operations, including by affecting the prices at which the Company offers its services or imposing regulatory compliance and other costs on the Company. There can be no assurance that future service offerings of the Company will not be subject to regulation or that the current regulatory environment will not evolve in ways which impose requirements on the Company or its customers that would materially adversely affect the Company. Various existing federal and state regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the manner in which the industry operates. For example, the FCC is considering whether Internet related service providers should be required to pay into Universal Service subsidy pools. The imposition of such regulatory charges or similar regulatory constraints would affect the Company's costs of serving its customers and could have a material adverse effect on the Company's business and results of operations. Furthermore, the FCC has indicated that it may consider regulating ISPs, which could have a material adverse effect on the Company. In addition, Internet telephony may become subject to some form of regulation in the future. See "Business -- Regulation".

     The law in the United States relating to the liability of ISPs and providers of transmission capacity for information carried on, disseminated through, or hosted on their systems is currently unsettled. The Telecommunications Act of 1996 (the "Communications Act") and statutes enacted, or under consideration in some states, impose civil and criminal liability upon ISPs, or providers of transmission capacity to ISPs, for the transmission or dissemination of certain types of information and materials. The imposition of such liability may require the Company to implement measures to reduce its exposure to such liability, which may require the expenditure of substantial resources. Regulations, litigation, or legislation could affect the demand for the Company's services.

BANKRUPTCY RISKS RELATED TO ESCROW ACCOUNT

     The right of the Trustee under the Indenture and the Escrow and Disbursement Agreement (as defined) to foreclose upon and sell Escrow Collateral (as defined) upon the occurrence of an Event of Default on the Notes is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy or reorganization case were to be commenced by or against the Company. Under applicable bankruptcy law, secured creditors such as the holders of the Notes are prohibited from foreclosing upon or disposing of a debtor's property without prior bankruptcy court approval. See "Description of Notes -- Disbursement of Funds; Escrow Account."

FRAUDULENT CONVEYANCE; PREFERENTIAL TRANSFER

     If, in a bankruptcy or reorganization case or a lawsuit by or on behalf of unpaid creditors of the Company, a court were to find that, at the time the Company incurred indebtedness under the Notes, (i) the Company incurred such indebtedness with the intent of hindering, delaying or defrauding current or future creditors or (ii)(a) the Company received less than reasonably equivalent value or fair consideration for incurring such indebtedness and (b) the Company
(1) was insolvent or was rendered insolvent by reason of such incurrence, (2) was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital, (3) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured (as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes) or (4) was a defendant in an action for money damages, or had a judgment for money damages docketed against it (if, in either case, after final judgment, the judgment is unsatisfied), then such court could avoid or subordinate the Company's obligations under the Notes to presently existing and future indebtedness of the Company and take other actions detrimental to the holders of the Notes.

     For purposes of the foregoing, the measure of insolvency varies depending upon the law of the jurisdiction which is being applied. Generally, however, the Company would be considered to have been insolvent at the time the Notes were issued if the sum of its debts was, at that time, greater than the sum of the value of all of its property at a fair valuation, or if the then fair saleable value of its assets was less than the amount that was then required to pay its probable liability on its existing debts as they became absolute and matured. There can be no assurance as to what standard a court would apply in order to determine whether the Company was insolvent as of the date the Notes were issued, or that, regardless of the method of valuation, a court would not determine that the Company was insolvent on that date, or that, regardless of whether the Company was insolvent on the date the Notes were issued, that the issuance constituted a fraudulent transfer for the grounds summarized above.

     Additionally, under federal bankruptcy law or applicable state insolvency law, if certain bankruptcy or insolvency proceedings were initiated by or against the Company within 90 days after any payment by the Company with respect to the Notes or if the Company anticipated becoming insolvent at the time of such payment or incurrence, all or a portion of such payment could be avoided as a preferential transfer and the recipient of such payment could be required to return such payment.

ABSENCE OF PUBLIC MARKET

     Before the Exchange Offer, there has not been any public market for the Original Notes. The Original Notes have not been registered under the Securities Act and are subject to restrictions on transferability to the extent that they are not exchanged for Exchange Notes by holders who are entitled to participate in the Exchange Offer. The Exchange Notes will constitute a new issue of securities with no established trading market. The Company does not intend to list the Exchange Notes on any national securities exchange or to seek approval for quotation through any automated quotation system. The Initial Purchaser of the Original Notes currently makes a market in the Notes, but is not obligated to do so and may discontinue such market making at any time. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the Exchange Offer. Accordingly, no assurance can be given that an active public or other market will develop for the Exchange Notes or as to the liquidity of the trading market for the Exchange Notes. If a trading market does not develop or is not maintained, holders of the Exchange Notes may experience difficulty in reselling the Exchange Notes or may be unable to sell them at all. If a market for the Exchange Notes develops, any such market may be discontinued at any time.

     If a public trading market develops for the Exchange Notes, future trading prices of such securities will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Company, the Exchange Notes may trade at a discount from their principal amount. Historically, the market for securities similar to the Exchange Notes, including non-investment grade debt, has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that any market for the Exchange Notes, if such market develops, will not be subject to similar disruptions.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Original Notes who do not exchange their Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Notes as set forth in the legend thereon and in the Offering Memorandum, dated July 21, 1998, because the Original Notes were issued pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Original Notes may not be offered or sold unless registered under the Securities Act and applicable state securities laws, or pursuant to an exemption therefrom, or in a transaction not subject to the Securities Act and applicable state securities laws. The Company does not intend to register the Original Notes under the Securities Act, and after consummation of the Exchange Offer will not be obligated to do so except under limited circumstances. To the extent Original Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Original Notes could be adversely affected. See "The Exchange Offer."

EXCHANGE OFFER PROCEDURES

     The Exchange Notes will be issued in exchange for Original Notes only after timely receipt by the Exchange Agent of such Original Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of Original Notes desiring to tender such Original Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. Neither the Exchange Agent nor the Company is under any duty to give notification of defects or irregularities with respect to tenders of Original Notes for exchange. Original Notes that are not tendered or are tendered but not accepted will, following consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof. In addition, any holder of Original Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Original Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, if such Exchange Notes are acquired in the ordinary course of such holder's business, such holders have no arrangement with any person to participate in the distribution of such Exchange Notes and neither such holders nor any such other person is engaging in or intends to engage in a distribution of such Exchange Notes. Any holder of Original Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or any other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution" and "The Exchange Offer."

YEAR 2000

     The year-2000 issue is the result of computer programs being written using two digits, rather than four digits, to define the applicable year. Programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000 (the "year-2000 issue"). This could result in a major system failure or miscalculations, including an inability to process transactions, send invoices or engage in similar normal business activities. Due to its reliance on computer hardware and software, the Internet and related service industries are highly susceptible to the year-2000 issue. If the year-2000 issue should cause widespread problems across the Internet, usage can be expected to decline dramatically. Such an event would have a material adverse effect on the Company's financial condition and results of operations, the nature and extent of which cannot reasonably be determined by the Company on the basis of information currently available to it. The Company has not prepared a contingency plan and does not expect to do so in light of the uncertainty of the impact of year-2000 issues on the Internet as a whole and the Company's anticipated schedule to be year-2000 compliant before the end of 1999.

     The Company is currently in the process of evaluating its information technology systems and its non-information technology systems to determine its own vulnerability to the year-2000 issue. The Company relies heavily on both information and non-information technology systems in the conduct of its operations and has determined that substantially all of such systems are or will be year-2000 compliant. For those software systems that are not currently year-2000 compliant, there are readily available vendor software upgrades, which are scheduled to occur in the ordinary course of business, that will enable the Company to be year-2000 compliant by mid-1999.

     Certain network-monitoring software, which is used by the Company to monitor network equipment (POPs) on the Legacy Network, is not year-2000 compliant, but as part of the Company's Phase II Expansion, substantially all of the Legacy Network POPs are scheduled to be decommissioned by the end of 1998 and such network-monitoring software will no longer be used by the Company. With respect to the Company's inventory database software, used to capture data about the network configuration, including location of equipment and maintenance, the Company has purchased and is currently installing year-2000 compliant software to replace its existing software. Installation is scheduled to be completed by the end of 1998, and the cost of such purchase and installation is not material. The Company has also determined that certain other of its software systems are not year-2000 compliant.

     The Company is continuing its evaluation of the remaining areas impacted by year-2000 issues, including Internet interfaces, facility matters and equipment vendors, but does not expect to incur material costs in connection with making its software year-2000 compliant. To date the Company has not incurred material costs in ensuring year-2000 compliance.

     The Company is also dependent upon the ability of its customers to ensure that their software and equipment is year-2000 compliant. The Company has initiated formal communications with Prodigy to determine the extent to which the Company is vulnerable to Prodigy's own year-2000 issues, if any. Prodigy has informed the Company that Prodigy Classic may not be year-2000 compliant. Prodigy is in the process of migrating users to Prodigy Internet, which is year-2000 compliant, and plans to discontinue Prodigy Classic service by the end of 1999. However, there can be no guarantee that Prodigy Classic or systems of future customers on which the Company may rely will be timely converted, or that a failure to convert, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

                                USE OF PROCEEDS

     The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive in exchange Original Notes in like principal amount, the terms of which are substantially identical to the Exchange Notes. The Original Notes surrendered in exchange for Exchange Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase in the outstanding indebtedness of the Company. The Company believes the net proceeds of the Unit Offering, pursuant to which the Original Notes were issued, will be sufficient to fund the Company's expected capital expenditures, working capital, lease obligations and debt service requirements for at least the next twelve months.

                                 CAPITALIZATION

     The following table sets forth the Company's capitalization as of June 30, 1998 (i) on an actual basis and (ii) on an as adjusted basis after giving effect to the Unit Offering and the application of net proceeds therefrom as if they had occurred on June 30, 1998. This table should be read in conjunction with "Selected Historical and Unaudited Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus.

                                                                AS OF JUNE 30, 1998
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                              (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................  $  5,177     $187,308
                                                              ========     ========
Restricted cash(1)..........................................  $     --     $ 56,752
                                                              ========     ========
Total debt (including current portion)(2):
  Short term note payable(2)................................  $  1,477     $     --
  Capital leases............................................    21,219       21,219
  Senior Notes due 2008(3)..................................        --      258,120
  Notes payable to stockholder(4)...........................    11,000           --
                                                              --------     --------
          Total debt........................................    33,696      279,339
Stockholders' equity:
  Common stock..............................................        78           78
  Common Stock Warrants(5)..................................        --        2,880
  Additional paid-in capital(6).............................    31,550       31,550
  Accumulated deficit.......................................   (23,749)     (23,749)
                                                              --------     --------
          Total stockholders' equity........................     7,879       10,759
                                                              --------     --------
          Total capitalization..............................  $41,575..    $290,098
                                                              ========     ========

---------------

(1) As adjusted amount represents escrowed funds that, together with interest received thereon, will be sufficient to pay when due the first four semi-annual payments on the Notes.

(2) As of June 30, 1998 the Company owed Ericsson $1.5 million. This indebtedness was repaid with the net proceeds of the Unit Offering.

(3) Net of discount to the principal amount of the Notes attributable to the Company's estimate of the value of the Warrants issued together with the Original Notes as the Units in the Unit Offering.

(4) This amount was refinanced in connection with the Unit Offering. In connection with such refinancing, the stockholder, Linsang, purchased $11.0 million of the Original Notes.

(5) Includes $2.9 million attributable to the Company's estimate of the value of the Warrants issued as part of the Units. Such estimate was based on a valuation of the Common Stock as of December 31, 1997 by a third party valuation firm. See "Management -- Aggregated Fiscal Year-End Option Values." No assurance can be given that the value allocated to the Warrants is indicative of the price at which the Warrants may actually trade.

(6) Includes a $10.0 million convertible note that was converted into equity on August 9, 1997. The June 30, 1998 actual and pro forma stockholders' equity does not include the exercise by Orient Star of its warrant to purchase an additional 5.0 million shares of the Company for $0.625 per share, which occurred on September 14, 1998.

                               THE EXCHANGE OFFER

EXCHANGE OFFER PURSUANT TO EXCHANGE AND REGISTRATION RIGHTS AGREEMENT

     The Original Notes were sold by the Company on July 24, 1998 (the "Issue Date"). The Initial Purchaser purchased $261.0 million in aggregate principal amount of the Original Notes, of which $11.0 million in aggregate principal amount of the Original Notes were sold to Linsang, an affiliate of the Company. Such $11.0 million of Original Notes will be exchanged for $11.0 million of Exchange Notes in a private offering, and such Exchange Notes will be registered and are expected to be offered for resale under the Securities Act. As a condition to the sale of the Original Notes, the Company and the Initial Purchaser entered into the Exchange and Registration Rights Agreement on the Issue Date. Pursuant to the Exchange and Registration Rights Agreement, the Company agreed that, unless the Exchange Offer is not permitted by applicable law or Commission policy, it would (i) file with the Commission a Registration Statement under the Securities Act with respect to the Exchange Notes within 45 days after the Issue Date, (ii) use its reasonable best efforts to cause such Registration Statement to become effective under the Securities Act within 105 days after the Issue Date and (iii) upon effectiveness of the Registration Statement, commence the Exchange Offer, keep the Exchange Offer open for at least 30 days (or a longer period if required by law) and deliver to the Exchange Agent Exchange Notes in the same aggregate principal amount at maturity as the Original Notes that were tendered by holders thereof pursuant to the Exchange Offer. A copy of the Exchange and Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Registration Statement of which this Prospectus is a part is intended to satisfy certain of the Company's obligations under the Exchange and Registration Rights Agreement.

     If (i) because of any change in law or applicable interpretations thereof by the staff of the Commission, the Company is not permitted to effect the Exchange Offer as contemplated hereby, (ii) any Original Notes validly tendered pursuant to the Exchange Offer are not exchanged for Exchange Notes within 135 days after the Issue Date, (iii) the Initial Purchaser so requests with respect to Original Notes not eligible to be exchanged for Exchange Notes in the Exchange Offer, (iv) any applicable law or interpretations do not permit any holder of Original Notes to participate in the Exchange Offer, (v) any holder of Original Notes that participates in the Exchange Offer does not receive freely transferable Exchange Notes in exchange for tendered Original Notes, or (vi) the Company so elects, the Company has agreed to file with the Commission a shelf registration statement (the "Shelf Registration Statement") to cover resales of each Original Note that (i) has not been exchanged for a freely transferable Exchange Note in the Exchange Offer; (ii) has not been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iii) has not been nor is eligible to be distributed to the public pursuant to Rule 144 under the Securities Act or Rule 144(k) under the Securities Act (each such Original Note being a "Restricted Note").

RESALE OF THE EXCHANGE NOTES

     With respect to the Exchange Notes, based upon an interpretation by the staff of the Commission and subject to the terms and conditions set forth in the Morgan Stanley No-Action Letter (Morgan Stanley and Co., Inc., available June 5,
1991) and the Exxon Capital No-Action Letter (Exxon Capital Holdings Corporation, available May 13, 1989), as interpreted in the Commission's letter to Shearman & Sterling dated July 2, 1993 and other no-action letters issued to third parties, the Company believes that a holder (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchanges the Original Notes for the Exchange Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement with any person to participate, in the distribution of the Exchange Notes, will be allowed to resell the Exchange Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires the Exchange Notes in the Exchange Offer for the purposes of distributing or participating in the distribution of the Exchange Notes or is a broker-dealer, such holder cannot rely on the position of the staff of the Commission enumerated in certain no-action letters issued to third parties and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Company has agreed to make available a Prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any such Exchange Notes acquired as described below for such period as such broker-dealers must comply with such requirements. A broker-dealer that delivers such a Prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act, and will be bound by the Exchange and Registration Rights Agreement (including certain indemnification rights and obligations). The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making or other trading activities. Pursuant to the Registration Rights Agreement, the Company has agreed to make this Prospectus, as it may be amended or supplemented from time to time, available to broker-dealers for us in connection with any resale for a period of 180 days after the Expiration Date. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Original Notes validly tendered and not withdrawn prior to the Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Original Notes surrendered pursuant to the Exchange Offer. Notes may be tendered only in integral multiples of $1,000.

     The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes except that (i) the exchange will be registered under the Securities Act and hence the Exchange Notes will not bear legends restricting their transfer and (ii) holders of the Exchange Notes will not be entitled to the certain rights of holders of the Original Notes under the Exchange and Registration Rights Agreement, which rights will terminate upon the consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Original Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture, which also authorized the issuance of the Original Notes, such that all outstanding Notes will be treated as a single class of debt securities under the Indenture.

     As of the date of this Prospectus, $250.0 million aggregate principal amount of the Original Notes are outstanding and registered in the name of Cede & Co., as nominee for The Depository Trust Company (the "Depositary"). In addition, Original Notes in the aggregate principal amount of $11.0 million, also outstanding and registered in the name of Cede & Co. (which are not eligible to be exchanged under this Exchange Offer) are held by Linsang, an affiliate of the Company. Such $11.0 million of Original Notes will be exchanged for $11.0 million of Exchange Notes in a private offering and the Exchange Notes are expected to be registered for resale under the Securities Act. Only a registered holder of the Original Notes (or such holder's legal representative or attorney-in-fact) as reflected on the records of the Trustee under the Indenture may participate in the Exchange Offer. There will be no fixed record date for determining registered holders of the Original Notes entitled to participate in the Exchange Offer.

     Holders of the Original Notes do not have any appraisal or dissenter's rights under the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the provisions of the Exchange and Registration Rights Agreement and the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the Commission thereunder.

     The Company shall be deemed to have accepted validly tendered Original Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Original Notes for the purposes of receiving the Exchange Notes from the Company.

     Holders who tender Original Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See " Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "Expiration Date" shall mean 5:00 p.m., New York City time on
            , 1998 (30 days after the registration statement covering this Exchange Offer has been declared effective by the Commission) unless the Company, in its sole discretion, extends the Exchange Offer to a date not later
than             , 1998, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

     In order to extend the Exchange Offer, the Company will (i) notify the Exchange Agent of any extension by oral or written notice, (ii) will mail to the registered holders of Original Notes an announcement thereof, (iii) will issue a press release or other public announcement which shall include disclosure of the approximate number of Original Notes deposited to date, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Company may choose to make a public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

     The Company reserves the right, in its sole discretion, (i) to delay accepting any Original Notes, (ii) to extend the Exchange Offer, or (iii) if any conditions set forth below under "-- Certain Conditions to the Exchange Offer" shall not have been satisfied, to terminate the Exchange Offer by giving oral or written notice of such delay, extension or termination to the Exchange Agent. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of Original Notes, and the Company will extend the Exchange Offer for a period of five to 10 business days, depending upon the significance of the amendment and the manner of disclosure to such registered holders, if the Exchange Offer would otherwise expire during such five to 10 business day period.

INTEREST ON THE EXCHANGE NOTES

     The Exchange Notes bear interest at a rate equal to 11 3/4% per annum. Interest on the Exchange Notes is payable semi-annually on each January 15 and July 15, commencing on January 15, 1999. Holders of Exchange Notes will receive interest on January 15, 1999 from the date of initial issuance of the Original Notes plus an amount equal to the interest accrued on the Original Notes. Interest on the Original Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes.

PROCEDURES FOR TENDERING

     Only a registered holder of Original Notes may tender such Original Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile to the Exchange Agent at the address set forth below under "-- Exchange Agent" for receipt prior to the Expiration Date. In addition, either (i) certificates for such Original Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Original Notes, if such procedure is available, into the Exchange Agent's account at the Depositary pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below.

     The tender by a holder which is not withdrawn prior to the Expiration Date will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     THE METHOD OF DELIVERY OF ORIGINAL NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR ORIGINAL NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner(s) of the Original Notes whose Original Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Original Notes, either make appropriate arrangements to register ownership of the Original Notes in such owner's name (to the extent permitted by the Indenture) or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

     Signatures on a Letter of Transmittal or a notice of withdrawal described below (see "-- Withdrawal of Tenders"), as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Original Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Delivery Instructions" on the Letter of Transmittal or
(ii) for the account of an Eligible Institution. If signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be made by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act which is a member of one of the recognized signature guarantee programs identified in the Letter of Transmittal (an "Eligible Institution").

     If the Letter of Transmittal is signed by a person other than the registered holder of any Original Notes listed therein, such Original Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Original Notes.

     If the Letter of Transmittal or any Original Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     The Exchange Agent and the Depositary have confirmed that any financial institution that is a participant in the Depositary's system may utilize the Depositary's Automated Tender Offer Program to tender Original Notes.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Original Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Original Notes not properly tendered or any Original Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Original Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Original Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Original Notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

     While the Company has no present plan to acquire any Original Notes which are not tendered in the Exchange Offer or to file a registration statement to permit resales of any Original Notes which are not tendered pursuant to the Exchange Offer (other than the Shelf Registration Statement in connection with the Original Notes in the aggregate principal amount of $11.0 million held by an affiliate of the Company), the Company reserves the right in its sole discretion to purchase or make offers for any Original Notes that remain outstanding after the Expiration Date or, as set forth below under "-- Certain Conditions to the Exchange Offer," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Original Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

     By tendering, each holder will represent to the Company that, among other things, (i) the Exchange Notes to be acquired by the holder of the Original Notes in connection with the Exchange Offer are being acquired by the holder in the ordinary course of business of the holder, (ii) the holder has no arrangement or understanding with any person to participate in the distribution of Exchange Notes, (iii) the holder acknowledges and agrees that any person who is a broker-dealer registered under the Exchange Act or is participating in the Exchange Offer for the purposes of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in certain no-action letters, (iv) the holder understands that a secondary resale transaction described in clause (iii) above and any resales of Exchange Notes obtained by such holder in exchange for Original Notes acquired by such holder directly from the Company should be covered by an effective registration statement containing the selling securityholder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the Commission, and (v) the holder is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Company. If the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities, the holder is required to acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, the holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

RETURN OF NOTES

     If any tendered Original Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Original Notes are withdrawn or are submitted for a greater principal amount than the holders desire to exchange, such unaccepted, withdrawn or non-exchanged Original Notes will be returned without expense to the tendering holder thereof (or, in the case of Original Notes tendered by book-entry transfer into the Exchange Agent's account at the Depositary pursuant to the book-entry transfer procedures described below, such Original Notes will be credited to an account maintained with the Depositary) as promptly as practicable.

BOOK-ENTRY TRANSFER

     The Exchange Agent will make a request to establish an account with respect to the Original Notes at the Depositary for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Depositary's systems may make book-entry delivery of Original Notes by causing the Depositary to transfer such Original Notes into the Exchange Agent's account at the Depositary in accordance with the Depositary's procedures for transfer. Although delivery of Original

Notes may be effected through book-entry transfer at the Depositary, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under " Exchange Agent" on or prior to the Expiration Date or pursuant to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Original Notes and (i) whose Original Notes are not immediately available or (ii) who cannot deliver their Original Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

          (a) The tender is made through an Eligible Institution;

          (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Original Notes and the principal amount of Original Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or a facsimile thereof) together with the certificate(s) representing the Original Notes in proper form for transfer or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) Such properly executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Original Notes in proper form for transfer and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five New York Stock Exchange trading days after the Expiration Date.

     Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Original Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Original Notes may be withdrawn at any time prior to the Expiration Date.

     To withdraw a tender of Original Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Original Notes to be withdrawn (the "Depositor"), (ii) identify the Original Notes to be withdrawn (including the certificate number or numbers and principal amount of such Original Notes), and (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Original Notes were tendered (including any required signature guarantees). All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company in its sole discretion, whose determination shall be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Original Notes so withdrawn are validly retendered. Properly withdrawn Notes may be retendered by following one of the procedures described above under "Procedures for Tendering" at any time before the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange the Exchange Notes for, any Original Notes not theretofore accepted for exchange, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Original Notes, if any of the following conditions exist:

          (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the reasonable judgment of the Company, might impair the ability of the Company to proceed with the Exchange Offer or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Company or there shall have occurred any material adverse development in any existing action or proceeding with respect to the Company; or

          (b) there shall have been any material change, or development involving a prospective change, in the business or financial affairs of the Company which, in the reasonable judgment of the Company, would materially impair the contemplated benefits of the Exchange Offer to the Company; or

          (c) there shall have been proposed, adopted or enacted any law, statute, rule or regulation which, in the reasonable judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

          (d) any governmental approval which the Company shall, in its reasonable discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby has not been obtained.

     If the Company determines in its sole discretion that any of these conditions are not satisfied, the Company may (i) refuse to accept any Original Notes and return all tendered Original Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Original Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw such Original Notes (see "Withdrawal of Tenders"), or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Original Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders of the Original Notes, and the Company will extend the Exchange Offer for a period of five to 10 business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to 10 business day period.

     Holders may have certain rights and remedies against the Company under the Exchange and Registration Rights Agreement if the Company fails to consummate the Exchange Offer, notwithstanding a failure of the conditions stated above. Such conditions are not intended to modify those rights or remedies in any respect.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time in the Company's sole discretion. The failure by the Company at any time to exercise the foregoing rights shall not be deemed a waiver of such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

TERMINATION OF CERTAIN RIGHTS

     All rights under the Exchange and Registration Rights Agreement (including registration rights) of holders of the Original Notes eligible to participate in this Exchange Offer will terminate upon consummation of the Exchange Offer except with respect to the Company's continuing obligations (i) to indemnify the holders (including any broker-dealers) and certain parties related to the holders against certain liabilities (including liabilities under the Securities
Act), (ii) to provide, upon the request of any holder of a transfer-restricted Original Note, the information required by Rule 144(d)(4) under the Securities Act in order to permit resales of such Original Notes pursuant to Rule 144A,
(iii) to use its best efforts to keep the Registration Statement effective to the extent necessary to ensure that it is available for resales of transfer-restricted Notes by broker-dealers for a period of 180 days from the date on which the Registration Statement is declared effective, and (iv) to provide copies of the latest version of the Prospectus to broker-dealers upon their request for a period of 180 days from the date on which the Registration Statement is declared effective.

LIQUIDATED DAMAGES

     If (i) the Registration Statement or Shelf Registration Statement is not filed with the Commission on or prior to 45 days after the Issue Date; (ii) Registration Statement or the Shelf Registration Statement is not declared effective within 105 days after the Issue Date; (iii) the Exchange Offer is not consummated on or prior to 135 days after the Issue Date or (iv) the Shelf Registration Statement is filed and declared effective within 135 days after the Issue Date but shall thereafter cease to be effective (at any time that the Company is obligated to maintain the effectiveness thereof) without being succeeded within 30 days by an additional registration statement filed and declared effective (each such event referred to in clauses (i) through (iv), a "Registration Default"), the Company will be obligated to pay liquidated damages to each holder of Restricted Notes, during the period of one or more such Registration Defaults, in an amount equal to $0.192 per week per $1,000 principal amount of the Notes constituting Restricted Notes held by such holder until the Registration Statement, the Shelf Registration Statement or other applicable registration statement is filed, the Exchange Offer Registration Statement is declared effective and the Exchange Offer is consummated or the Shelf Registration Statement is declared effective or again becomes effective, as the case may be. All accrued liquidated damages shall be paid to holders in the same manner as interest payments on the Notes on semi-annual payment dates which correspond to interest payment dates for the Notes. Following the cure of all Registration Defaults, the accrual of liquidated damages will cease.

EXCHANGE AGENT

     Bank of Montreal Trust Company has been appointed as Exchange Agent of the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

      By Registered or Certified Mail:                       By Hand Delivery:
       Bank of Montreal Trust Company                 Bank of Montreal Trust Company
              Wall Street Plaza                              Wall Street Plaza
         88 Pine Street, 19th Floor                     88 Pine Street, 19th Floor
             New York, NY 10005                             New York, NY 10005

           By Overnight Delivery:                              By Facsimile:
       Bank of Montreal Trust Company                          212/701-7664
              Wall Street Plaza
         88 Pine Street, 19th Floor
             New York, NY 10005

FEES AND EXPENSES

     All fees and expenses incident to compliance with the Exchange and Registration Rights Agreement regarding this Exchange Offer shall be borne by the Company whether or not the Exchange Offer or a Shelf Registration becomes effective.

     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $350,000. Such expenses include registration fees, fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

     The Company will pay all transfer taxes, if any, applicable to the exchange of Original Notes pursuant to the Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of the Original Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Participation in the Exchange Offer is voluntary. Holders of the Original Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

     The Original Notes which are not exchanged for the Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Notes may be resold only (i) to a person whom the seller reasonably believes is a qualified institutional buyer (as defined in Rule 144A under the Securities Act) in a transaction meeting the requirements of Rule 144A, (ii) in a transaction meeting the requirements of Rule 144 under the Securities Act, (iii) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act, (iv) in accordance with another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel if the Company so requests), (v) to the Company, or (vi) pursuant to an effective registration statement and, in each case, in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

ACCOUNTING TREATMENT

     For accounting purposes, the Company will recognize no gain or loss as a result of the Exchange Offer. The expenses of the Exchange Offer will be amortized over the term of the Exchange Notes.

           SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

     The following table sets forth selected historical and unaudited pro forma financial data of the Company. The historical statement of operations and other financial data for the period from inception (March 5, 1997) through December 31, 1997 and the historical balance sheet data as of December 31, 1997 have been derived from, should be read in conjunction with and are qualified in their entirety by reference to the audited financial statements, including the notes thereto, included elsewhere in this Prospectus. The historical statement of operations and other financial data for the period from inception (March 5, 1997) through June 30, 1997 and for the six months ended June 30, 1998 and the historical balance sheet data as of June 30, 1998 have been derived from, should be read in conjunction with and are qualified in their entirety by reference to the unaudited condensed financial statements, including the notes thereto, included elsewhere in this Prospectus which have been prepared on a basis consistent with the audited financial statements and in the opinion of management include all adjustments, consisting solely of normal, recurring adjustments, necessary to present fairly the information contained therein. The historical quarterly statement of operations data for the three months ended June 30, 1997, September 30, 1997, December 31, 1997, March 31, 1998 and June 30, 1998 have been derived from the Company's accounting records and have been prepared on a basis consistent with the audited financial statements and in the opinion of management include all adjustments, consisting solely of normal, recurring adjustments, necessary to present fairly the information contained therein. The selected historical financial data are not necessarily indicative of the operating results to be expected in future periods.

     The following table also presents certain selected unaudited pro forma financial data of the Company for the period from inception (March 5, 1997) to December 31, 1997 and for the six months ended and as of June 30, 1998, which give effect to the Unit Offering and the application of the proceeds therefrom as if they had occurred on March 5, 1997, in the case of the statement of operations data, and June 30, 1998, in the case of the balance sheet data. The selected unaudited pro forma financial data do not purport to be indicative of the results that actually would have been obtained had the Unit Offering been consummated on the assumed dates and they are not necessarily indicative of operating results to be expected in future periods.

     The following selected historical and unaudited pro forma financial data should be read in conjunction with the historical financial statements of the Company and the notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

           SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

                                                 PERIOD FROM INCEPTION   PERIOD FROM INCEPTION   SIX MONTHS
                                                    (MARCH 5, 1997)         (MARCH 5, 1997)        ENDED
                                                        THROUGH                 THROUGH           JUNE 30,
                                                   DECEMBER 31, 1997         JUNE 30, 1997          1998
                                                 ---------------------   ---------------------   ----------
                                                                                    (UNAUDITED)
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenue........................................        $ 22,708                 $    --           $ 32,214
Operating expenses:
  Network personnel costs......................             437                      --              2,156
  Network operating costs......................           1,925                      --              9,402
  Legacy Network costs.........................          25,341                      --             27,090
  Severance costs(1)...........................             463                      --                 --
  Selling, general and administrative..........           1,276                     125              1,628
  Depreciation and amortization................           3,500                      --              4,907
                                                       --------                 -------           --------
          Total operating expenses.............          32,942                     125             45,183
                                                       --------                 -------           --------
Loss from operations...........................         (10,234)                   (125)           (12,969)
Other income (expense):
  Interest income..............................             348                      30                183
  Interest expense.............................            (235)                     --               (842)
                                                       --------                 -------           --------
Loss before income taxes.......................         (10,121)                    (95)           (13,628)
Provision for income taxes.....................              --                      --                 --
                                                       --------                 -------           --------
Net loss.......................................        $(10,121)                $   (95)          $(13,628)
                                                       ========                 =======           ========
Loss per share -- basic and diluted............        $  (0.24)                $ (0.01)          $  (0.18)
                                                       ========                 =======           ========
Weighted average shares -- basic and diluted...          42,824                  11,525             76,888
                                                       ========                 =======           ========

                                                               AS OF
                                                            DECEMBER 31,           AS OF
                                                                1997           JUNE 30, 1998
                                                            ------------   ----------------------
                                                               ACTUAL      ACTUAL    PRO FORMA(2)
                                                            ------------   -------   ------------
                                                                                (UNAUDITED)
                                                                   (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents(3)..............................    $  7,710     $ 5,177     $187,308
Restricted cash(4)........................................       3,472          --       56,752
Property and equipment, net...............................      38,504      43,148       43,148
Total assets..............................................      54,388      57,630      306,183
Short term note payable(3)................................          --       1,477           --
Long term debt and capital lease obligations (including
  current portion)(3).....................................      25,120      32,219      279,339
Stockholders' equity(5)...................................      20,407       7,879       10,759

                                                 PERIOD FROM INCEPTION   PERIOD FROM INCEPTION   SIX MONTHS
                                                    (MARCH 5, 1997)         (MARCH 5, 1997)         ENDED
                                                        THROUGH                 THROUGH           JUNE 30,
                                                   DECEMBER 31, 1997         JUNE 30, 1997          1998
                                                 ---------------------   ---------------------   -----------
                                                                              (UNAUDITED)        (UNAUDITED)
                                                                   (DOLLARS IN THOUSANDS)
OTHER FINANCIAL DATA:
Capital expenditures(6)........................        $ 42,004                 $ 2,078           $  9,379
EBITDA(7)......................................          (6,271)                   (125)            (8,062)
Cash provided by (used in):
  Operating activities.........................          (2,233)                     (3)            (3,712)
  Investing activities.........................         (17,198)                 (2,078)            (7,714)
  Financing activities.........................          27,141                  10,778              8,893
Ratio of earnings to fixed charges(8)..........              --                      --                 --
PRO FORMA DATA:(9)
Interest expense...............................        $ 26,422                     N/A           $ 16,349
Ratio of earnings to fixed charges(8)..........              --                      --                 --

                                                              THREE MONTHS ENDED
                                        --------------------------------------------------------------
                                        JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                          1997         1997            1997         1998        1998
                                        --------   -------------   ------------   ---------   --------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                 (UNAUDITED)
QUARTERLY STATEMENT OF OPERATIONS
  DATA:
Revenue...............................  $    --      $ 10,729        $11,979       $16,494    $15,720
Operating expenses:
  Network personnel costs.............       --            95            342         1,051      1,105
  Network operating costs.............       --           561          1,364         3,127      6,275
  Legacy Network costs................       --        13,119         12,222        12,295     14,795
  Severance costs(1)..................       --            --            463            --         --
  Selling, general and
     administrative...................      125           471            680           657        971
  Depreciation and amortization.......       --         1,708          1,792         2,820      2,087
                                        -------      --------        -------       -------    -------
          Total operating expenses....      125        15,954         16,863        19,950     25,233
                                        -------      --------        -------       -------    -------
Loss from operations..................     (125)       (5,225)        (4,884)       (3,456)    (9,513)
Other income (expense):
  Interest income.....................       30           137            181           107         76
  Interest expense....................       --          (113)          (122)         (349)      (493)
                                        -------      --------        -------       -------    -------
Loss before income tax................      (95)       (5,201)        (4,825)       (3,698)    (9,930)
Provision for income tax..............       --            --             --            --         --
                                        -------      --------        -------       -------    -------
Net loss..............................  $   (95)     $ (5,201)       $(4,825)      $(3,698)   $(9,930)
                                        =======      ========        =======       =======    =======
Loss per share -- basic and diluted...  $ (0.01)     $  (0.11)       $ (0.06)      $ (0.05)   $ (0.13)
                                        =======      ========        =======       =======    =======
Weighted average shares -- basic and
  diluted.............................   14,648        48,991         76,800        76,800     76,976
                                        =======      ========        =======       =======    =======
OTHER QUARTERLY DATA:
EBITDA(7).............................  $  (125)     $ (3,517)       $(2,629)      $  (636)   $(7,426)
                                        =======      ========        =======       =======    =======
Cash provided by (used in):
  Operating activities................   (1,554)          103         (2,333)       (4,874)     1,162
  Investing activities................     (377)      (12,242)        (2,878)       (2,740)    (4,974)
  Financing activities................   10,026        19,750         (3,387)        3,253      5,640

---------------

(1) Prior to January 1998, certain staffing positions were filled by Prodigy employees who were subcontracted to the Company. In the fourth quarter of 1997, the Company recorded a severance charge related to the elimination of 13 of these positions.

(2) Pro forma balance sheet data assumes the Unit Offering and the application of the net proceeds therefrom had occurred on June 30, 1998.

(3) As of June 30, 1998, the Company owed Ericsson $1.5 million, which was repaid with the proceeds of the Unit Offering, and Linsang, a stockholder of the Company, $11.0 million which was refinanced in connection with the Unit Offering. After giving effect to such repayment and refinancing, pro forma cash and cash equivalents would have been $187.3 million. Pro forma long term debt and capital lease obligations is net of $2.9 million discount to the principal amount of the Notes attributable to the Company's estimate of the value of the Warrants issued in connection with the Unit Offering.

(4) As of December 31, 1997, the Company had an outstanding letter of credit in the amount of $3.5 million. This letter of credit was secured by the amount in the restricted cash account. In the first quarter of 1998, the Company exercised its early purchase option with regard to the related capital lease and the letter of credit was retired. Pro forma amount represents escrowed funds that, together with interest received thereon, will be sufficient to pay when due the first four semi-annual interest payments on the Notes.

(5) Includes $2.9 million attributable to the Company's estimate of the value of the Warrants issued in connection with the Unit Offering. Such estimate was based on a valuation of the Common Stock as of December 31, 1997 by a third party valuation firm. See "Management -- Aggregated Fiscal Year-End Option Values." No assurance can be given that the value allocated to the Warrants is indicative of the price at which the Warrants may actually trade. The June 30, 1998 actual and pro forma stockholders' equity does not include the exercise by Orient Star of its warrant to purchase an additional 5.0 million shares of the Company for $0.625 per share, which occurred on September 14, 1998.

(6) Capital expenditures include equipment purchased through capital leases of $26.2 million and $4.1 million for the period from inception (March 5, 1997) through December 31, 1997 and for the six months ended June 30, 1998, respectively. These capital leases include $5.3 million of equipment leases assumed from Prodigy and $3.5 million of equipment leases subsequently liquidated through an early purchase option.

(7) EBITDA is defined as net income (loss) plus net interest expense, provision for income taxes, depreciation and amortization and severance costs. EBITDA is presented as it is commonly used by certain investors to analyze and compare operating performance and to determine a company's ability to service and/or incur debt. However, EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data or as a measure of a company's profitability or liquidity and is not a measure in accordance with generally accepted accounting principles. EBITDA is not necessarily comparable with similarly titled measures reported by other companies.

(8) The historical earnings of the Company were insufficient to cover its fixed charges for the period from inception (March 5, 1997) through December 31, 1997 and the six months ended June 30, 1998 by approximately $10.1 million and $13.6 million, respectively. On a pro forma basis after giving effect to the offering of the Original Notes and the application of the net proceeds therefrom, the earnings of the Company would have been insufficient to cover its fixed charges for the period from inception (March 5, 1997) to December 31, 1997 and the six months ended June 30, 1998 by approximately $36.3 million and $29.1 million, respectively. Fixed charges consist of interest expense and that portion of rent expense the Company believes to be representative of interest (i.e., one-third of rent expense).

(9) Pro forma interest expense assumes that the Unit Offering and the application of the net proceeds therefrom had occurred on the first day of the period presented. In addition to the stated interest rate on the Notes, pro forma interest expense includes amortization of deferred issuance costs and discount on the Notes related to the Warrants. Pro forma interest expense does not include the pro forma effect of interest income which would have been earned on excess cash for the period from inception (March 5, 1997) through December 31, 1997 and for the six months ended June 30, 1998.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company was formed in March 1997, and has a limited history of operations. Thus, historical information set forth herein may not be indicative of the Company's future operating results and financial condition.

     The Company is a provider of telecommunications services, including high speed Internet access services, on an advanced nationwide network based on ATM switching technology, which will be deployed in every POP of the network being constructed by the Company (the "Splitrock Network" or the "Network"). The Company is currently providing Internet dial access and related services to Prodigy for its subscribers. The Network currently reaches more than 55% of U.S. households by a local call with 56k modem access (currently the fastest modem speed commercially available over residential phone lines), including households in every market with a population of at least 100,000 as well as several second tier markets. The Company has deployed POPs in 70 metropolitan areas across the nation, and is currently planning and constructing 330 additional POPs. Upon completion of the Phase II Expansion, the Network will have approximately 400 active POPs with a physical presence in all 50 states, reaching over 90% of U.S. households with a local call.

     From the formation of the Company until July 1, 1997 the Company did not generate any revenue. On July 1, 1997 the Company consummated the Prodigy Transactions (as defined) following which the Company began providing Internet dial access and related services to Prodigy for its subscribers. To date, the Company has generated substantially all of its revenue under its agreement with Prodigy. See "-- Prodigy Transactions" and "Risk Factors -- Reliance on Prodigy; Recent Discussions with Prodigy."

     The Company recently began generating revenue from two additional customers. The Company has provided transit services to Orbis, an Internet connection service provider to businesses, on a month-to-month basis since May 1998. In addition, the Company has signed an agreement with NetworkTwo, a value added network service provider, to provide VPN services to NetworkTwo's business customers. Under this agreement, the Company installed co-location space in June 1998 and anticipates delivering VPN services beginning in the fourth quarter 1998. Until the Company's customer base is broadened, its results of operations will be substantially dependent on its relationship with Prodigy.

PRODIGY TRANSACTIONS

     On June 24, 1997, the Company and Prodigy entered into the Splitrock Full Service Agreement (the "Prodigy Agreement") pursuant to which the Company agreed to provide certain network services to Prodigy for its subscribers. The Prodigy Agreement became effective on July 1, 1997. In order to provide these services to Prodigy for its subscribers prior to the completion of the Splitrock Network, on July 1, 1997 the Company acquired, for temporary use, the Legacy Network from Prodigy, which consisted of substantially all network assets and related communications equipment owned or leased by Prodigy. Consideration for the acquisition of the Legacy Network was in the form of the assumption of $5.9 million of liabilities. The foregoing transactions are collectively referred to herein as the "Prodigy Transactions."

     Prodigy Agreement. Under the Prodigy Agreement, the Company provides Prodigy with network services, including Internet dial access services and other network connections, and Prodigy pays the Company monthly usage-based or subscriber-based service charges equal to the lower of: (i) total subscriber hours for the month multiplied by the contracted hourly usage rate (the "Usage-Based Rate") or (ii) total subscribers for the month, as measured by a "Subscriber Count," as defined in the Prodigy Agreement, multiplied by the fixed monthly charge per subscriber (the "Subscriber-Based Rate"). The contracted hourly Usage-Based Rate increased by 9.5% on January 1, 1998 and will increase by 8.7% on January 1, 1999. The fixed monthly Subscriber-Based Rate does not increase over time. The Prodigy Agreement imposes certain minimum monthly service charges on Prodigy in the event that the lower of the Usage-Based Rate or Subscriber-Based Rate calculation is below defined levels. The minimum monthly service charges are $3.5 million through

June 30, 1999 and will increase by $500,000 beginning each subsequent July 1. Additionally, in the event the average monthly hours per subscriber (calculated as the total subscriber hours for the month divided by the total subscribers at the month end) exceeds 30 hours, the Prodigy Agreement provides that Prodigy will be subject to additional fees ("Additional Fees") equal to (a) $1.00, multiplied by (b) the number of average monthly hours per subscriber in excess of 30 hours, multiplied by (c) the total subscribers at the month end. Through March 31, 1998 amounts paid by Prodigy under the Prodigy Agreement were based on the Usage-Based Rate. Since April 1998 such amounts have been based on the Subscriber-Based Rate. Over the long-term the Company expects to receive amounts from Prodigy based on the Subscriber-Based Rate, although there may be short-term periods when the Usage-Based Rate applies. As a result, amounts received by the Company from Prodigy since April 1998 have been, and over the long-term (except for any Additional Fees) are expected to be, a function of the total number of Prodigy subscribers as opposed to total subscriber hours. Depending on the relative growth rates of the number of Prodigy subscribers and total subscriber hours, the amount of the Company's revenues and the Company's operating margins could be negatively affected.

     The initial term of the Prodigy Agreement expires on June 30, 2001. After the initial term either party may terminate the Prodigy Agreement upon twelve months prior written notice. If no notice is received, the term of the Prodigy Agreement is automatically extended for successive twelve month terms. Under the Prodigy Agreement the Company is required, among other things, to provide Prodigy with certain financial and other information, meet certain financial covenants and meet certain network performance standards. The financial covenants under the Agreement require the Company to furnish certain financial statements on an annual and quarterly basis prepared in accordance with generally accepted accounting principles and audited by independent certified public accountants (annual financial reports) or prepared consistent with normal accounting practices certified as true by a designated officer of the Company (quarterly reports). Additional covenants include furnishing a quarterly report of payables if not timely paid, furnishing evidence of payment of taxes and similar assessments, giving notice of liens and litigation with respect to claims in excess of a certain amount, providing financial projections for the immediately succeeding fifteen (15) months based on capacity planning forecasts for network usage and maintenance of insurance coverage customary to the industry. Network performance standards contain four service level objectives, three of which are measured on a monthly basis, and one on a weekly basis. The Company is required to provide certain credits to Prodigy in the event it fails to meet such network performance standards. Prodigy has the right to terminate the Prodigy Agreement following a cure period in the event of the Company's failure to comply with certain provisions thereof, including certain network performance standards. In addition, Prodigy has the right to terminate the Prodigy Agreement during the initial term without cause by providing twelve months prior written notice and paying a termination charge of $5.0 million until July 1, 1999 and $3.0 million thereafter. In the event of certain prolonged network failures, Prodigy also has the right to enter the Company's premises and cure such failures.

     Prodigy Services. Prodigy currently offers two services to its subscribers:
Prodigy Classic and Prodigy Internet. Prodigy Internet subscribers generally have higher average usage, and therefore when Prodigy pays the Company based on the Usage-Based Rate such subscribers generate greater revenues for the Company. Since April 1998, however, amounts paid by Prodigy have been based on the Subscriber-Based Rate, which the Company expects to continue over the long-term. Therefore, the Company anticipates that fees received from Prodigy will over the long term, as they have since April 1998, be a function of number of subscribers rather than hours of usage. The Subscriber-Based Rate measures subscribers on the basis of a "Subscriber Count" as defined in the Prodigy Agreement, which to date has been higher than Prodigy's billable subscribers with respect to any given period due to free trial periods made available to certain subscribers and other factors. For the quarter ended June 30, 1998, the average "Subscriber Count" for Prodigy Internet and Prodigy Classic subscribers together was approximately 750,000.

     Prodigy launched its Prodigy Internet service in 1996, with approximately 7,000 billable subscribers at year-end as compared to approximately 807,000 billable subscribers for its Prodigy Classic service at that time. The billable subscriber count for Prodigy Internet service increased to 221,000 at December 31, 1997 and 386,000 at June 30, 1998 while the billable subscriber count for Prodigy Classic service declined from 807,000 to 394,000 at December 31, 1997 and 252,000 at June 30, 1998. Prodigy Classic subscribers are expected to continue to decline as Prodigy actively encourages subscribers to migrate from Prodigy Classic to Prodigy Internet and discontinues Prodigy Classic service by the end of 1999. Most of those subscribers are expected to become Prodigy Internet subscribers, although there can be no assurances in that regard.

RESULTS OF OPERATIONS

     The following table sets forth selected quarterly statement of operations data that are the basis of discussion below:

                                                              THREE MONTHS ENDED
                                        --------------------------------------------------------------
                                        JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                          1997         1997            1997         1998        1998
                                        --------   -------------   ------------   ---------   --------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                 (UNAUDITED)
QUARTERLY STATEMENT OF OPERATIONS
  DATA:
Revenue...............................  $    --      $ 10,729        $11,979       $16,494    $15,720
Operating expenses:
  Network personnel costs.............       --            95            342         1,051      1,105
  Network operating costs.............       --           561          1,364         3,127      6,275
  Legacy Network costs................       --        13,119         12,222        12,295     14,795
  Severance costs.....................       --            --            463            --         --
  Selling, general and
     administrative...................      125           471            680           657        971
  Depreciation and amortization.......       --         1,708          1,792         2,820      2,087
                                        -------      --------        -------       -------    -------
          Total operating expenses....      125        15,954         16,863        19,950     25,233
                                        -------      --------        -------       -------    -------
Loss from operations..................     (125)       (5,225)        (4,884)       (3,456)    (9,513)
Other income (expense):
  Interest income.....................       30           137            181           107         76
  Interest expense....................       --          (113)          (122)         (349)      (493)
                                        -------      --------        -------       -------    -------
Loss before income tax................      (95)       (5,201)        (4,825)       (3,698)    (9,930)
Provision for income tax..............       --            --             --            --         --
                                        -------      --------        -------       -------    -------
Net loss..............................  $   (95)     $ (5,201)       $(4,825)      $(3,698)   $(9,930)
                                        =======      ========        =======       =======    =======
Loss per share -- basic and diluted...  $ (0.01)     $  (0.11)       $ (0.06)      $ (0.05)   $ (0.13)
                                        =======      ========        =======       =======    =======
Weighted average shares -- basic and
  diluted.............................   14,648        48,991         76,800        76,800     76,976
                                        =======      ========        =======       =======    =======
OTHER QUARTERLY DATA:
EBITDA (as defined)...................  $  (125)     $ (3,517)       $(2,629)      $  (636)   $(7,426)
                                        =======      ========        =======       =======    =======
Cash provided by (used in):
  Operating activities................  $(1,554)     $    103        $(2,333)      $(4,874)   $ 1,162
  Investing activities................     (377)      (12,242)        (2,878)       (2,740)    (4,974)
  Financing activities................   10,026        19,750         (3,387)        3,253      5,640

     Net Loss. The Company has incurred net losses since its inception in March 1997. Net losses of $0.1 million, $5.2 million, $4.8 million, $3.7 million and $9.9 million were recorded for the second quarter of 1997, third quarter of 1997, fourth quarter of 1997, first quarter of 1998 and second quarter of 1998, respectively. Cumulative losses from inception total $23.7 million. The Company anticipates that losses will continue for the immediate future.

     Revenue. Prior to July 1, 1997, the Company did not generate any revenues. Since July 1, 1997, pursuant to the Prodigy Agreement, the Company has provided certain network and related services, including Internet dial access services, to Prodigy for its subscribers. For the period from inception (March 5, 1997) to December 31, 1997, the Company generated $22.7 million (100%) of total revenue from Prodigy. For the six months ended June 30, 1998, the Company generated $32.2 million (99%) of total revenue from Prodigy.

     During the third quarter of 1997, the first quarter following the consummation of the Prodigy Transactions, the Company had revenue of $10.7 million. Revenue calculations were based on the Usage-Based Rate.

     During the fourth quarter of 1997, the Company had revenue, calculated based on the Usage-Based Rate, of $12.0 million, an increase of 11.7% from the prior quarter. The increase in revenue was due primarily to a 12.1% increase in total subscriber usage. While the average number of total Prodigy subscribers for the fourth quarter decreased by approximately 3.3%, average subscriber usage increased 15.8% due to a 30.2% increase in the average number of total Prodigy Internet subscribers, with a partially offsetting 19.3% decrease in the average number of total Prodigy Classic subscribers, which traditionally have lower monthly usage than Prodigy Internet subscribers. Such decrease in Prodigy Classic subscribers was in line with expectations.

     During the first quarter of 1998, the Company had revenue, calculated based on the Usage-Based Rate, of $16.5 million, an increase of 37.7% from the prior quarter. The increase in revenue was due primarily to a 25.4% increase in total Prodigy subscriber usage, as the average number of total Prodigy subscribers increased by 6.4% for the first quarter. In addition, the 9.5% increase in the contracted hourly Usage-Based Rate effective January 1, 1998 contributed to the revenue growth. Average subscriber usage increased 17.9% due to a 36.4% increase in the average number of total Prodigy Internet subscribers during the quarter, which was partially offset by an 16.7% decrease in the average number of total Prodigy Classic subscribers. Such decrease in Prodigy Classic subscribers was in line with expectations.

     During the second quarter of 1998, the Company had revenue of $15.7 million, a decrease of 4.7% from the first quarter 1998. Revenue calculations were based on the Subscriber-Based Rate versus the Usage-Based Rate used in previous quarters. See "-- Prodigy Transactions." The decrease was attributable to the continued increase in Prodigy Internet subscribers relative to Prodigy Classic subscribers creating higher usage and a decline in total subscriber counts by 8% from the previous quarter. Average subscriber usage increased 10.7% due to a 3.3% increase in the average number of total Prodigy Internet subscribers during the quarter, which was offset by a 22.2% decrease in the average number of total Prodigy Classic subscribers. Such decrease in Prodigy Classic subscribers was in line with expectations. Based on information prepared by Prodigy, there has been a trend in the first and second quarters of 1998 of decreases in the number of total Prodigy subscribers. The average number of subscribers decreased by 2.0% from the fourth quarter of 1997 to the second quarter of 1998. The decrease in the number of Classic subscribers discussed above was anticipated. The increase in the number of new Prodigy Internet subscribers was not, however, as great as was anticipated. During the second quarter of 1998, Prodigy Internet and Prodigy Classic comprised 62.7% and 37.3% of Prodigy's subscribers, respectively, as compared to 55.8% and 44.2% of Prodigy's subscribers in the first quarter of 1998. The Company anticipates this change in the mix between Prodigy Internet and Prodigy Classic subscribers will continue as Prodigy currently plans for the Prodigy Classic user to be migrated to Prodigy Internet by the end of 1999. Prodigy has informed the Company that it intends to begin a widespread major U.S. market advertising campaign in the latter part of 1998. In addition, the Company expects the number of Prodigy Internet subscribers to continue to increase relative to the number of Prodigy Classic subscribers, and thereby continue to increase average hourly usage per subscriber, which could result in Additional Fees becoming due to the Company. The Company is unable to predict when or whether it will receive any Additional Fees from Prodigy in the future.

     Network Costs -- Overview. The Company was formed on March 5, 1997 to build the Splitrock Network. From that time through the end of the second quarter of 1997, the Company had not yet begun deploying the Splitrock Network nor had it consummated the Prodigy Transactions. As a result, it incurred limited operating expenses prior to the third quarter of 1997. Network related operating expenses include all of the direct costs incurred in connection with designing, deploying and expanding the Splitrock Network, operating the Splitrock Network and the Legacy Network, and accessing the IBM Global Services Network.

     The Company accounts for its direct Network-related operating expenses in three line items, Network personnel costs, Network operating costs and Legacy Network costs. Under a transition services agreement with Prodigy entered into as part of the Prodigy Transactions, certain of these expenses which were incurred by Prodigy prior to the consummation of the Prodigy Transactions continued to be paid by Prodigy and the

Company reimbursed Prodigy for such charges or netted such charges against amounts due from Prodigy. The transition services agreement expired on January 1, 1998, although the Company continues to reimburse Prodigy for occupancy expenses, telecommunications line charges and equipment lease payments relating to Legacy Network POPs that have not yet been decommissioned. The Company assumed no contractual liability for facility or telecommunications lines as part of the transition services agreement. Under an agreement with Prodigy in June 1998, all Legacy Network expenses payable except for contractual facility leases after July 1, 1998 will be paid directly by the Company.

     Network Personnel Costs. Network personnel costs include all internal personnel expenses incurred in connection with deploying, operating and expanding the Splitrock Network. During the third quarter of 1997, the Company incurred approximately $95,000 of Network personnel costs, primarily representing engineering personnel located at the Company's headquarters in The Woodlands, TX.

     During the fourth quarter of 1997, the Company incurred approximately $342,000 of Network personnel costs, primarily due to the hiring of approximately 20 technical and accounting employees for The Woodlands, TX headquarters location.

     During the first quarter of 1998, the Company incurred $1.1 million of Network personnel costs due to continued hiring for The Woodlands, TX operations and the change in recording the personnel costs for Yorktown, NY employees (approximately $500,000) as Network personnel costs rather than Legacy Network costs.

     During the second quarter of 1998, Network personnel costs remained flat while the Company secured additional financing and executed agreements related to the Phase II Expansion. Network personnel costs are expected to increase due to the expansion of the Network facilities during the Phase II Expansion.

     Network Operating Costs. Network operating costs include all other expenses incurred in connection with deploying, operating and expanding the Splitrock Network, including assembly costs, line charges, maintenance costs, travel costs, auxiliary equipment costs and collocate charges. In the third quarter of 1997, the Company incurred approximately $561,000 of Network operating costs. The Network operating costs were comprised primarily of approximately $470,000 of assembly and engineering design charges paid to Yurie in connection with the Phase I Buildout.

     During the fourth quarter of 1997, the Company incurred $1.4 million of Network operating costs. The increase in Network operating costs reflected the beginning of the Splitrock Network deployment. During this period, the Company deployed 29 POPs, of which 16 were operational by the end of the period, and completed its backbone installation. The Network operating costs during this period primarily consisted of approximately $514,000 of assembly and engineering design charges paid to Yurie in connection with the Phase I Buildout and approximately $551,000 of leased transmission and local access line charges.

     During the first quarter of 1998, the Company incurred $3.1 million of Network operating costs. The increase in Network operating costs reflected the continued deployment of the Splitrock Network. By the end of this period, the Company had deployed 58 POPs, of which 51 were operational. Approximately 77% of the increase in Network operating costs was due to increased line and backbone circuit charges. Network operating costs also included assembly and engineering design charges paid to Yurie in connection with the Phase I Buildout in the amount of $470,000.

     The Company incurred $6.3 million of Network operating costs during the second quarter of 1998. The increase in Network operating costs reflected the continued deployment of the Splitrock Network. By the end of this period, the Company had deployed 70 POPs, all of which were operational. Approximately 85% of the increase in Network operating costs was due to increased line charges. The remaining increase relates to adding a second NOC in The Woodlands, TX during the second quarter of 1998, increase in field operations to support added capacity and the start of the customer support program. These increases were offset by decreases in the engineering charges incurred for the Phase I Buildout as it was completed at the beginning of the quarter. The Phase II Expansion began in the middle of the second quarter of 1998. As the Company continues to deploy Phase II Expansion, the Network operating costs will continue to increase. Typically, telecommunication lines are installed and thus charges are incurred prior to the POP site being in productive use. This results in higher expenses during the startup of a new POP site.

     To date, the Company has substantially performed its own maintenance of equipment deployed in the Phase I Buildout and has relied on initial warranties at no costs from its vendors. The Company is currently in discussions with various vendors in regard to equipment maintenance contracts for current and future operations. These maintenance contracts will significantly increase the cost of Network operations. See "Risk Factors -- Dependence On Suppliers."

     Legacy Network Costs. Legacy Network costs include all expenses incurred in connection with operating and decommissioning the Legacy Network, including facility leases, line charges, personnel costs, occupancy costs, equipment maintenance costs and access fees for the IBM Global Services Network.

     As the expansion of the Splitrock Network progresses, the Legacy Network is being decommissioned and usage of the IBM Global Services Network is declining. As POPs are decommissioned, all occupancy and telecommunication line charges are terminated. The Company has fully decommissioned 90 of the original Legacy Network POPs through August 31, 1998. Fewer than 20 Legacy Network POPs are expected to remain in operation as of the end of 1998. There is typically a lag time of two to three months between the time the Splitrock Network is operational in any given area and either the Legacy Network infrastructure for such area is decommissioned or the IBM Global Services Network is no longer used. As a result, transition to the Splitrock Network involves a temporary duplication of costs.

     During the third quarter of 1997, the Company incurred $13.1 million of Legacy Network costs. The Legacy Network costs incurred in this period included operating costs to operate the Legacy Network as well as $5.6 million of usage charges paid relating to the IBM Global Services Network.

     During the fourth quarter of 1997, the Company incurred $12.2 million of Legacy Network costs. The decrease in Legacy Network costs from the prior quarter primarily resulted from disconnecting underutilized lines and reduced occupancy and personnel costs, offset in part by expenses incurred related to new lines installed for the Legacy Network in certain geographic areas to address capacity issues and increased access charges relating to the IBM Global Services Network. The Company paid $6.3 million of usage charges related to the IBM Global Services Network in the fourth quarter of 1997. During this quarter the Company incurred certain duplicative expenses as a result of the lag between moving Splitrock Network POPs into production and decommissioning the corresponding Legacy Network infrastructure.

     During the first quarter of 1998, the Company incurred $12.3 million of Legacy Network costs. The slight increase in Legacy Network costs was primarily due to increased usage charges relating to the IBM Global Services Network as well as expenses incurred related to new lines installed for the Legacy Network in certain geographic areas to address capacity issues, offset by the decommissioning of Legacy Network lines (although during this period duplicative costs were incurred in certain areas as a result of the lag of such decommissioning) and the change in accounting for the Yorktown, NY employees described below. During this quarter the Company paid $7.3 million of usage charges related to the IBM Global Services Network.

     Prior to April 1, 1998, the Company accessed the IBM Global Services Network under Prodigy's contract with IBM. During the period from July 1, 1997 to March 31, 1998, Prodigy incurred usage charges to IBM and was reimbursed by the Company for $19.2 million of these expenses. Effective April 1, 1998, the Company entered into a new contract with IBM to continue to provide these access services. The implementation of this new contract between the Company and IBM Global Services Network resulted in an increase in rates. This new contract provides for significantly higher hourly usage charges due to the Company's expected short-term use of the IBM Global Services Network as well as the Company's lack of a long-term relationship with IBM.

     During the second quarter of 1998, the Company incurred $14.8 million of Legacy Network costs. The 20% net increase in Legacy Network costs was due primarily to an increase in rates for access to the IBM Global Services Network. Additionally, the Company continued to add new lines to the Legacy Network in certain geographic areas to address capacity issues. These increases were offset by the decommissioning of Legacy Network lines (although during this period duplicative costs were incurred in certain areas as a result of the lag of such decommissioning). During this quarter, the Company paid $11.0 million of usage charges related to the IBM Global Services Network. This represents a 51% increase in IBM Global Services charges between the first and second quarter of 1998 due to the new contract between the Company and IBM Global Services Network, as discussed above. The Company anticipates that aggregate IBM charges will decline through mid-1999 as the Splitrock Network is further expanded and traffic migrates from the IBM Global Services Network to the Splitrock Network, although hourly usage charges may increase due to the lower volume of use. If the Company is unable to meet certain POP build out schedules, the Company may be required to move traffic from the Legacy Network to the IBM Global Services Network until the Splitrock Network is completed. This would result in higher charges in the interim. See "Risk
Factors -- Dependence on Suppliers."

     Severance Costs. Prior to January 1, 1998, the Yorktown, NY staff remained employed by Prodigy and were made available to the Company by Prodigy. The Company reimbursed Prodigy for the costs related to such employees and recorded them as Legacy Network expenses. In the fourth quarter of 1997, as part of a downsizing program in Yorktown, NY, the Company eliminated the need for 13 Prodigy employees. The Company recorded a charge of approximately $463,000 related to severance pay for these Prodigy employees. This charge was recorded as a severance cost in the fourth quarter of 1997. As of January 1, 1998, the remaining employees at the Yorktown, NY facility and NOC were transferred from Prodigy's payroll to the Company's payroll. As these remaining employees are expected to be retained after the Legacy Network is fully decommissioned, effective January 1, 1998 the Company began recording the personnel expenses related to such employees as Network personnel expenses rather than Legacy Network expenses.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses consist of personnel and operating costs relating to executive management, accounting and finance, human resources, sales and marketing and administrative employees. In the second quarter of 1997 the Company incurred limited selling, general and administrative expenses, which primarily consisted of consulting and legal fees incurred in connection with the Prodigy Transactions. The Company incurred approximately $125,000, $471,000, $680,000 and $657,000 of selling, general and administrative expenses in the second quarter of 1997, the third quarter of 1997, the fourth quarter of 1997 and the first quarter of 1998, respectively. This gradual increase reflects the development of the Company's executive, accounting and administrative support departments. The decrease in selling, general and administrative expenses in the first quarter of 1998 compared to the fourth quarter of 1997 was due to certain non-recurring expenses incurred in the fourth quarter of 1997, primarily increased travel costs, bonuses paid to employees and other miscellaneous costs.

     In the second quarter of 1998, selling, general and administrative expenses increased by $314,000 to $971,000, in line with expectations, as the Company continues to add staff in these areas and has experienced increases in legal and other fees incurred in connection with the continued expansion of the Splitrock Network. The Company believes that selling, general and administrative expenses will begin increasing at a greater rate in the third and fourth quarters of 1998, as the Company (i) plans to begin hiring additional sales and marketing personnel, (ii) continues the implementation of its advanced business support systems, (iii) realizes the full quarter cost of its new facility in The Woodlands, TX, which more than doubled the Company's occupancy costs, and (iv) incurs the fees and expenses resulting from the obligations incident to the sale of the Units.

     Depreciation and Amortization. Depreciation and amortization in the third and fourth quarter of 1997 consisted almost exclusively of depreciation of Legacy Network equipment acquired as part of the Prodigy Transactions. Legacy Network equipment was recorded at approximately $5.9 million based on the fair value of the consideration paid. Approximately 80% of the equipment acquired was depreciated over nine months, the expected useful life of the Legacy Network, with the remaining 20% depreciated over 36 months. Therefore, on March 31, 1998, 80% of Prodigy equipment acquired was fully depreciated. All Splitrock Network-related equipment begins to be depreciated as it is placed into service using a straight-line basis over three years from the date of installation. Depreciation will increase as the Phase II Expansion progresses. The Company incurred depreciation expenses of $1.7 million, $1.8 million and $2.8 million in the third quarter of 1997, the fourth quarter of 1997 and the first quarter of 1998, respectively.

     In the second quarter of 1998, depreciation expense decreased to $2.1 million primarily due to the end of the accelerated depreciation of Legacy Network equipment purchased from Prodigy by the end of the first quarter of 1998. This was offset by increases in depreciation of new Splitrock Network equipment during the second quarter of 1998. Depreciation is expected to increase as new POPs and equipment are installed to support the expansion of the Splitrock Network.

     Interest Expense. Historical interest expense is related to capital leases on equipment and loans from a stockholder of the Company. The Company incurred interest expense of approximately $113,000, $122,000 and $349,000 in the third quarter of 1997, the fourth quarter of 1997 and the first quarter of 1998, respectively. Interest expense increased to $493,000 for the second quarter of 1998 due to the receipt of additional working capital loans from Linsang, a stockholder of the Company, during the quarter. Such loans were refinanced in July 1998 in connection with the Unit Offering. Interest expense is expected to increase significantly in the third quarter due to the interest on the Notes.

     Interest Income. Interest income relates to the interest earned on investments of cash on hand in commercial paper and money market accounts. The Company recorded interest income of approximately $30,000, $137,000, $181,000 and $107,000 in the second quarter of 1997, in the third quarter of 1997, in the fourth quarter of 1997 and in the first quarter of 1998, respectively. The Company recorded interest income of $76,000 in the second quarter of 1998. Interest income is expected to increase in the third quarter of 1998 due to the investment of a portion of the proceeds from the Notes.

     Provision for Income Taxes. No provision for income taxes has been recognized as the Company had operating losses for both tax and financial reporting purposes for the period from inception (March 5, 1997) to December 31, 1997 and for the six months ended June 30, 1998.

LIQUIDITY AND CAPITAL RESOURCES

     Historical. From the Company's inception (March 5, 1997), the Company has satisfied the majority of its working capital requirements through the issuance of equity or debt financing. The Company's capital purchases have been primarily financed through lease financing with the exception of capital purchases from Yurie, which were financed out of working capital.

     Cash Flow Related to Operations. Cash flow used or provided in the Company's operations approximated $1.6 million used, $103,000 provided, $2.3 million used, $4.9 million used and $1.2 million provided in the second, third and fourth quarters of 1997 and the first and second quarters of 1998, respectively. Cash flow used in operating activities can vary significantly from period to period depending upon the timing of operating cash receipts from Prodigy and the payments to large vendors. The Company expects this variation to continue until the Phase II Expansion is completed and the Company's base of customers has increased.

     Cash Flow Related to Financings. The Company was founded in March 1997 by Mr. Kwok L. Li and Mr. William R. Wilson. Since its inception, the Company has raised approximately $263.3 million (excluding a $10.0 million note that was converted into equity) through private sales of debt (of which $0.8 million has been repaid) and $31.6 million through private sales of equity (including the conversion into equity of such $10.0 million convertible note). The Notes issued in the Unit Offering represent $261.0 million of the debt financing.

     Through various transactions since March 1997, Mr. Li and Linsang, a technology investment company controlled by Mr. Li, have invested approximately $21.8 million in debt (including the convertible note described above) and $7.5 million in equity in the Company. Of the amount that Mr. Li and Linsang have loaned to the Company, $0.8 million has been repaid and the $10.0 million convertible note was converted into 16.0 million shares of Common Stock of the Company. The remaining $11.0 million debt outstanding was represented by demand notes bearing annual interest of 9.75% and maturing on the earlier of written demand or December 1, 2002. The entire amount of such indebtedness ($11.0 million) was refinanced in connection with the Unit Offering, pursuant to which Linsang purchased 11,000 Units by surrendering the demand notes in the principal amount of $11.0 million in exchange for the 11,000 Units.

     On August 18, 1997, Roy Wilkens and Sandra Wilkens purchased 800,000 shares of the Common Stock of the Company for $0.5 million. Mr. Wilkens became a member of the Board of Directors of the Company in April 1998.

     On September 22, 1997, Orient Star, a wholly owned subsidiary of Carso (the controlling stockholder of Prodigy), purchased 20.0 million shares of Common Stock of the Company for $12.5 million. Orient Star subsequently acquired, pursuant to a warrant agreement, an additional 5.0 million shares of Common Stock of the Company for $3.1 million. Orient Star currently holds approximately 30.2% of the Common Stock of the Company. Samer Salameh, the President of Prodigy, an affiliate of Carso, became a member of the Board of Directors of the Company in April 1998 and Chairman of the Board of Directors in August 1998.

     In June 1998, Clark McLeod, CEO of McLeodUSA, Incorporated ("McLeodUSA"), a regional telecommunications firm in the Midwest, exercised in full a stock option previously granted to him and purchased 1.0 million shares of Common Stock of the Company for $1.1 million. Mr. McLeod became a member of the Board of Directors of the Company in May 1998.

     In addition, through June 30, 1998 the Company had arranged $24.4 million in equipment financing, including $23.8 million related to network-related equipment primarily from equipment vendors and $0.6 million related to office equipment from vendors and leasing companies. This financing includes $3.5 million of equipment leases subsequently liquidated through an early purchase option, In addition, the Company assumed approximately $5.9 million in liabilities pursuant to the Prodigy Transactions. The Company does not anticipate the continued use of leasing to fund capital purchases as the Company anticipates that the proceeds from the sale of Notes will be adequate to cover such purchases for the Phase II Expansion and the business support systems anticipated.

     On July 24, 1998, the Company issued and sold $261.0 million aggregate principal amount of 11 3/4% Notes due 2008 with interest to be paid semi-annually each January 15 and July 15 commencing with the January 15, 1999 payment. The Initial Purchaser of the Notes resold $250.0 million to qualified institutional buyers and $11.0 million to Linsang, a stockholder of the Company in connection with the refinancing of Linsang's outstanding notes to the Company. The Notes are senior obligations of the Company ranking pari passu with all existing and future Senior Indebtedness of the Company and will rank senior to all future Subordinated Obligations of the Company. The Notes will be unsecured (except that the Trustee will have a security interest in an Escrow Account for the benefit of the holders) and will therefore be subordinate to all secured indebtedness. An amount that, together with the interest received thereon, will be sufficient to pay when due the first four semi-annual payments of interest beginning with the January 15, 1999 payment has been escrowed from the proceeds received upon consummation of the Unit Offering in the Escrow Account. See "Description of the Notes."

     As of August 31, 1998, the Company had incurred approximately $9.2 million in costs associated with the Unit Offering. The Company anticipates the total costs including underwriting fees will approximate $9.7 million.

     Cash Flow Related to Investing. As of June 30, 1998, the Company's investing activities were almost entirely composed of purchases of capital equipment.

     Capital Expenditures. As of June 30, 1998 the Company had recorded capital expenditures (exclusive of depreciation) of approximately $51.4 million, of which $5.9 million represents assets acquired from Prodigy. The following table sets forth such capital expenditures by category:

Network Equipment for Phase I Buildout......................   $25.0
Network Equipment for Phase II Expansion....................    14.2
Network Operating Center and Other..........................     4.4
Assets Acquired from Prodigy................................     5.9
Office Equipment and Furniture Purchased....................     1.9
                                                               -----
                                                               $51.4

     Of this amount, approximately $30.3 million was financed through capital leases (including $5.3 million of equipment leases assumed from Prodigy and $3.5 million of equipment leases subsequently liquidated through an early purchase option). Additionally, the Company has expended approximately $2.4 million in deposits and other intangibles in connection with the Phase II Expansion.

     Commitments. The Company has utilized contractual pricing in exchange for volume commitments on certain Network activities, lease lines and equipment.

     The Company has agreed to purchase a minimum of $20.0 million of standard Yurie products during the 18-month period ended December 31, 1998. As of August 31, 1998, the Company had purchased approximately $11.0 million of products under this arrangement.

     The Company has an agreement with a telecommunication supplier to provide certain installation services for the Company. The minimum amount of services for which the Company is required to pay is $1.3 million. The Company estimates that as of April 1998 it has approximately $700,000 remaining to be paid on this agreement.

     The Company has commitments to certain telecommunication vendors to meet certain minimum monthly usage volumes over periods of two to three years. The Company is currently meeting its minimum monthly usage volumes. Additionally, the Company is subject to certain cancellation penalties should the Company need to terminate its line contracts. The cancellation penalties typically require the payment of a certain percentage of the remaining amounts due under the contract depending on the year in which the cancellation occurs.

     In addition, as of June 30, 1998, the Company had aggregate operating and capital lease payments of $5.5 million, $9.6 million, $7.2 million, $1.0 million, $0.3 million and $0.2 million due in the last six months of 1998, calendar 1999, 2000, 2001, 2002 and 2003, respectively.

     Future. The Company's future liquidity and capital requirements will result primarily from its debt service and principal repayment obligations, lease obligations, capital expenditures and other expenses to be incurred in connection with the expansion of the Splitrock Network, acquisitions and joint ventures and general working capital purposes. Through June 30, 1998, the Company had spent approximately $25.0 million on the Phase I Buildout, which was substantially completed in April 1998, and $14.2 million on the Phase II Expansion. The Company anticipates making an additional $139.6 million of capital expenditures in connection with the Phase II Expansion. The Company expects to spend approximately $45.9 to construct approximately 330 additional POPs, approximately $81.5 million to deploy advanced processing equipment and software to enhance and accelerate the Company's ability to provide value added services, such as ISDN video, web hosting and VPN, and approximately $12.2 million to augment the Company's network management infrastructure. Of these amounts, the Company has spent $3.2 million since June 30, 1998. The Company has a commitment to purchase $9.0 million of additional equipment from Yurie prior to January 1, 1999. The Company currently believes that the net proceeds of the Notes will be sufficient to fund the Company's expected capital expenditures, working capital, lease obligations and debt service requirements for at least the next twelve months. Linsang has not committed to make any additional credit available to the Company.

     Any future acquisitions, joint ventures or similar transactions may require additional financings and there can be no assurance that such financings will be available to the Company on acceptable terms or at all.

     The Company is highly leveraged. At June 30, 1998, on a pro forma basis after giving effect to the offering of the Notes and the application of the net proceeds therefrom, the Company would have had $279.3 million of total indebtedness, representing approximately 96.3% of the Company's total capitalization. See "Capitalization." In addition, the terms of the Notes permit the Company to incur certain other indebtedness. While there can be no assurance that the Company will have sufficient cash flow to pay the interest expense or the principal associated with the Notes or such indebtedness, the Company has placed funds in escrow that, together with the interest received thereon, will be sufficient to pay when due the first four semi-annual interest payments on the Notes. The highly leveraged position of the Company could have a material adverse effect on its ability to obtain financing for acquisitions, joint ventures or other purposes and the Company's ability to borrow is also restricted by covenants contained in the Notes.

     The Company recorded EBITDA (as defined) of approximately $(6.3) million and $(8.1) million for the period from inception (March 5, 1997) to December 31, 1997 and the six months ended June 30, 1998, respectively (net losses amounted to $10.1 million and $13.6 million for the same periods). On a pro forma basis after giving effect to the Unit Offering and the application of the net proceeds therefrom, the Company would have reported net losses of $36.3 million and $29.1 million for the period from inception (March 5, 1997) to December 31, 1997 and the six months ended June 30, 1998, respectively. The Company expects such net losses to continue as the Company focuses on increasing its customer base, implementing its business strategy and developing new services. See "Summary -- Recent Developments." The historical earnings of the Company were insufficient to cover its fixed charges for the period from inception (March 5, 1997) to December 31, 1997 and the six months ended June 30, 1998 by approximately $10.1 million and $13.6 million, respectively. On a pro forma basis after giving effect to the Unit Offering and the application of the net proceeds therefrom, the earnings of the Company would have been insufficient to cover its fixed charges for the period from inception (March 5, 1997) to December 31, 1997 and the six months ended June 30, 1998 by approximately $36.3 million and $29.1 million, respectively.

     Net cash used in operating activities was $2.2 million and $3.7 million for the period from inception (March 5, 1997) to December 31, 1997 and for the six months ended June, 30, 1998, respectively. There can be no assurance that the Company will generate sufficient revenue such that the Company's operations will become profitable or generate positive cash flows from operating activities. Net cash used in investing activities was $17.2 million and $7.7 million for the period from inception (March 5, 1997) to December 31, 1997 and for the six months ended June 30, 1998, respectively. The Company expects investment in capital expenditures to increase as the Company expands its Network. Net cash provided by financing activities was $27.1 million and $8.9 million for the period from inception (March 5, 1997) to December 31, 1997 and for the six months ended June 30, 1998, respectively. On July 24, 1998, in connection with the Unit Offering, the Company sold 261,000 Units consisting of $261.0 million principal amount of Original Notes and Warrants to purchase 2.6 million shares of Common Stock. In connection with the Unit Offering, the Company repaid the amount outstanding, $1.5 million, under a credit facility and refinanced $11.0 million of indebtedness owed to Linsang, a stockholder. The net proceeds to the Company, after Unit Offering expenses, approximated $240.0 million.

     The Company's ability to meet its debt service obligations, to finance planned capital expenditures, lease payments or acquisitions or to comply with certain covenants contained in the Indenture will depend upon the Company's future performance, which will be subject to general economic conditions and to financial, business, competitive, legislative, regulatory and other factors affecting its operations, many of which are beyond the Company's control. In addition, for the foreseeable future the Company's financial performance will be dependent on Prodigy. There can be no assurance that the Company's business will be able to generate cash flow at levels sufficient to satisfy its debt service and other requirements. If in the future the Company is unable to generate sufficient cash from its operations to make scheduled interest payments on the Notes, to pay the Notes at maturity, or to meet other obligations and commitments, the Company may be required to adopt one or more alternatives, such as refinancing or restructuring its indebtedness, reducing or delaying planned expansion, selling assets or raising additional debt or equity. There can be no assurance that the Company will be able to implement any of these alternatives on satisfactory terms or at all. In addition, the terms of existing or future debt agreements, including the Indenture, may prohibit the Company from adopting some of these alternatives. See "Description of the Notes."

YEAR 2000

     The year-2000 issue is the result of computer programs being written using two digits, rather than four digits, to define the applicable year. Programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations, including an inability to process transactions, send invoices or engage in similar normal business activities. Due to its reliance on computer hardware and software, the Internet and related service industries are highly susceptible to the year-2000 issue. If the year-2000 issue should cause widespread problems across the Internet, usage can be expected to decline dramatically. Such an event would have a material adverse effect on the Company's financial condition and results of operations, the nature and extent of which cannot reasonably be determined by the Company on the basis of information currently available to it. The Company has not prepared a contingency plan and does not expect to do so in light of the uncertainty of the impact of year-2000 issues on the Internet as a whole and the Company's anticipated schedule to be year-2000 compliant before the end of 1999.


     The Company is currently in the process of evaluating its information technology systems and its non-information technology systems to determine its own vulnerability to the year-2000 issue. The Company relies heavily on both information and non-information technology systems in the conduct of its operations and has determined that substantially all of such systems are or will be year-2000 compliant. For those software systems that are not currently year-2000 compliant, there are readily available vendor software upgrades, which are scheduled to occur in the ordinary course, that will enable the Company to be year-2000 compliant by mid-1999.



     Certain network-monitoring software, which is used by the Company to monitor network equipment (POPs) on the Legacy Network, is not year-2000 compliant, but as part of the Company's Phase II Expansion, substantially all of the Legacy Network POPs are scheduled to be decommissioned by the end of 1998 and such network-monitoring software will no longer be used by the Company. With respect to the Company's inventory database software, used to capture data about the network configuration, including location of equipment and maintenance, the Company has purchased and is currently installing year-2000 compliant software to replace its existing software. Installation is scheduled to be completed by the end of 1998, and the cost of such purchase and installation is not material. The Company has also determined that certain other of its software systems are not year-2000 compliant.


     The Company is continuing its evaluation of the remaining areas impacted by year-2000 issues, including Internet interfaces, facility matters and equipment vendors, but does not expect to incur material costs in connection with making its software year-2000 compliant. To date, the Company has not incurred material costs in ensuring year-2000 compliance.

     The Company is also dependent upon the ability of its customers to ensure that their software and equipment is year-2000 compliant. The Company has initiated formal communications with Prodigy to determine the extent to which the Company is vulnerable to Prodigy's own year-2000 issues, if any. Prodigy has informed the Company that Prodigy Classic may not be year-2000 compliant. Prodigy is in the process of migrating users to Prodigy Internet, which is year-2000 compliant, and plans to discontinue Prodigy Classic service by the end of 1999. However, there can be no guarantee that Prodigy Classic or systems of future customers on which the Company may rely will be timely converted, or that a failure to convert, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

                               INDUSTRY OVERVIEW

     The Company believes that it is well-positioned to capture revenue opportunities in the growing Internet services market. As a broad-based ISP, the Company utilizes an advanced ATM-to-the-edge Network to offer services that either directly address Internet connectivity (dial access and transit) or which leverage Internet technology to provide cost-effective alternatives to traditional corporate network solutions (VPN). While the Company is considering broadening its service offerings to optimize Network utilization, the Company believes that a significant amount of its revenues for the foreseeable future will continue to be derived from Internet related applications.

     The Internet. The Internet is a global collection of interconnected computer networks that allows commercial organizations, educational institutions, government agencies and individuals to communicate electronically, access and share information and conduct business. The networks that comprise the Internet are connected in a variety of ways, including by the public switched telephone network ("PSTN") and by high speed, dedicated leased lines. Over time, as businesses have begun to utilize e-mail, file transfer and, more recently, intranet and extranet services, commercial usage has become a major component of Internet traffic.

     In order for an end-user to access the Internet, a local network connection is required to an ISP's local facilities. For large, communication-intensive users and for content providers, these connections are typically unswitched, dedicated connections provided by incumbent local exchange carriers ("ILECs") or competitive local exchange carriers ("CLECs"), either as independent service providers or, in some cases, by a company which is both a CLEC and an ISP. For residential and small and medium business users, these connections are generally PSTN connections obtained on a dial-up access basis as a local exchange telephone call. This collection of interconnected networks makes up the Internet. A key feature of Internet architecture is that a single dedicated channel between communication points is never established, which distinguishes Internet-based services from the PSTN.

     Internet Market Size and Growth. The Internet services industry is one of the fastest growing segments of the global telecommunications market. Forrester estimates that the U.S. market for Internet and related services, including advanced Internet applications such as VPN, voice communications, fax and video conferencing, was approximately $6.2 billion in 1997 and will grow to approximately $49.7 billion in 2002, reflecting a compound annual growth rate of over 50%. The Company believes that Internet dial access and transit services, VPN services and enhanced business services represent three of the fastest growing segments of the industry.

     Internet Access. Internet access services represent the means by which ISPs interconnect either businesses or individual consumers to the Internet's resources or to corporate intranets and extranets. Access services include dial-up access for individuals and small businesses and high-speed dedicated access (transit services) used primarily by mid-sized and larger organizations. According to Forrester, business access services are projected to grow at a compound annual growth rate of approximately 75%, from approximately $1.0 billion in 1997 to approximately $16.0 billion in 2002.

     The demand for access services is driven by the end-user's ability and desire to gather data and communicate or interact with others. Over the past few years, many organizations have established Web pages on the Internet in order to convey a variety of information to end-users. Compounding this growth in information available over the Internet has been a dramatic increase in the number of ISPs providing access and related services to end-users. According to IDC, there are currently over 4,000 ISPs in the U.S., consisting of national, regional and local providers, of which the Company believes only a small percentage have access to their own nationwide backbone network infrastructure. These ISPs have exposed a broad population of users to the opportunities available over the Internet, resulting in a large and growing group of people who are accustomed to using networked computers for a variety of purposes, including e-mail, electronic file transfers, on-line computing and electronic financial transactions. According to IDC, the number of Internet users worldwide reached approximately 60.0 million in 1997 and is forecasted to grow to 173.0 million by the year 2000.

     The ISP market is segmented into large national or multinational ISPs ("Tier 1 ISPs"), which are typically full-service providers that offer a broad range of Internet access and value-added services to businesses and regional and local ISPs ("Tier 2 ISPs" and "Tier 3 ISPs"), which typically offer a smaller range of products and services to both individuals and business customers. Tier 1 ISPs also provide wholesale services by reselling capacity on their networks to smaller regional and local ISPs, thereby enabling these smaller ISPs to provide Internet services on a private label basis without building their own facilities. The Company believes that the top six Tier 1 ISPs represented approximately 50% of the market for business connectivity and value-added services. Tier 1 ISPs exchange Internet traffic at multiple public peering points known as network access points ("NAPs") and through private peering arrangements.

     VPNs. The Company believes that many businesses desire to utilize VPNs as a lower-cost alternative to certain traditional telecommunications services. Historically, many corporations established and maintained their own private wide-area networks to provide network-based services, such as transaction processing, to their customers and to coordinate operations between employees, suppliers and business partners. Despite the attractive capabilities of private networks, however, limitations of many private WANs have impeded or reduced the effectiveness of their use. These networks, which traditionally have required the use of leased telephone lines with dedicated bandwidth and the purchase of vendor-specific networking equipment and software, are inherently expensive to set up, operate and maintain. The Company believes that VPNs present a cost-effective alternative to WANs since VPNs (i) eliminate the need to invest significant amounts in proprietary equipment and software, (ii) securely and efficiently connect multiple, geographically dispersed locations, (iii) provide global remote access capabilities and (iv) offer a full range of value added services, such as videoconferencing, that meet a company's particular networking needs.

     Enhanced Business Services. In addition to Internet access and VPN services, business customers increasingly are seeking a variety of enhanced products and applications to take full advantage of the Internet. The principal enhanced services currently available to companies are Web hosting, including hosting of intranet sites, e-mail outsourcing, e-mail broadcast and security. Forrester forecasts that enhanced business services revenues will grow from approximately $0.4 billion in 1997 to approximately $10.5 billion in 2002, representing a compound annual growth rate of 92%.

     Development of Network Technology. The Company has designed, deployed and is in the process of expanding an advanced nationwide telecommunications network based on ATM-to-the-edge switching technology. The pervasive deployment of ATM switches throughout the Network enables the Company to create a multi-service platform by which to expand its service offerings to provide fully integrated data, video and voice services and to incorporate future technological innovations into its architecture with a lower incremental investment than that required by other, less flexible, networks.

     Most networks currently in operation use either circuit switching or packet switching. Circuit switching operates by dedicating a circuit, or fixed amount of bandwidth, to each end device. Circuit switching's use of dedicated circuits provides high quality service for all network traffic, but, since information is not continuously transmitted, the dedicated circuits are often inefficiently and expensively idle.

     Frame relay, a packet switching technology, was introduced in 1990 as a method of connecting local area networks ("LANs") over WANs by using flexible bandwidth allocation to lower the cost of transmission. Frame relay uses "packets' or "frames" to transmit traffic, thereby allowing the same bandwidth to be shared by many users, each using the bandwidth only for the time required to transmit a packet. Designed primarily for data transmission, frame relay cannot guarantee high quality transmission of voice and video. Currently, frame relay is widely used to transmit data over WANs, including the Internet. Due to the substantial increase in data traffic, however, today's frame relay networks are being used to transmit more traffic than they were designed to support, resulting in network congestion.

     To increase a frame relay network's switching capacity to meet increased data demands and alleviate congestion, sophisticated software is required. To run this software, the network must be upgraded with powerful, intelligent processors. The costs of these high-end processors required to switch frame relay traffic at the speeds needed in today's data network backbones are very high. Therefore, as data traffic increases, upgrading a frame relay network becomes more costly and inefficient and ultimately impractical.
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     Faced with the limitations of frame relay, telecommunications service providers are installing ATM switches, a newer packet switching technology, in the backbones of their existing networks. ATM segments data, video and voice traffic into small, uniform-sized "cells," rather than the larger, variable-size "packets" or "frames" used in frame relay. The addition of ATM backbone switches upgrades a network's performance by increasing switching capabilities at the network's core. ATM's cell-based architecture increases bandwidth utilization and seeks to provide consistent quality of service and predictability for all traffic types.

     ATM is the first standard protocol to permit reliable service for all traffic types, allowing the consolidation of circuit switching and packet switching networks into a single ATM network for data, video and voice. A single ATM network offers the potential for economies of scale and streamlining of network operations. The standardization of ATM has allowed for compatibility of ATM equipment and interoperability of ATM among a wide variety of interfaces and vendors.

     The U.S. government was among the first to deploy ATM technology. Its initial decision to use ATM was motivated by its desire to consolidate many discrete networks onto a single network, thus significantly reducing cost. The U.S. government was able to deploy ATM across geographic boundaries because ATM was quickly accepted as an international standard, and the government soon discovered the effectiveness and efficiency of ATM as a global networking technology.

     Several telecommunications service providers began offering trial ATM services in the early 1990s. These services were available only for high speed traffic and at high prices and, therefore, made ATM attractive only to users with significant bandwidth needs. Driven by increasing competition and the rapid growth of data traffic on frame relay systems, a number of telecommunications service providers began deploying ATM for use in their network backbones to manage heavy loads of user traffic and thereby relieve network congestion. Until recently, providers have continued to install ATM primarily in their network backbones and typically have not offered ATM service directly to end users.

     In 1996, certain telecommunications service providers announced plans to begin offering ATM services directly to end users at prices competitive with similar packet switching and circuit switching access services. To utilize these direct ATM services, an end user needs ATM access products either located at the local office of a telecommunications service provider (in close proximity to the end user) or deployed by the end user in its private network. Access products provide the end user with network access through multiple network interfaces, traffic concentration and data protocol translation.

     ATM access products are well suited to provide efficient connectivity to ATM networks, facilitate transmission of a variety of traffic types at varying speeds and accommodate a mix of end user applications on a single network. In addition, ATM access products have the potential to lower the cost to end users of transmitting data, video and voice communications. Management believes that the Splitrock Network contains more ATM-based switches than that of any other commercial network.

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

                                    BUSINESS

GENERAL

     The Company is a provider of telecommunications services, including high speed Internet access services, on an advanced nationwide network based on ATM switching technology which is deployed in every POP of the network. The pervasive deployment of ATM switches throughout the Network enables the Company to serve as a broad-based ISP through the creation of a multi-service platform which efficiently delivers IP, frame relay and other Internet services. This flexibility will allow the Company to expand its service offerings to provide fully integrated data, video and voice services and to incorporate future technological innovations into its Network architecture with a lower incremental investment than that required by other, less flexible, networks. The Company currently provides nationwide Internet dial access and related services to Prodigy, one of the largest U.S. ISPs measured in minutes on-line, for its subscribers. In addition, the Company has begun providing Internet transit services to Orbis, an Internet connection service provider to businesses, and expects to begin providing VPN services to NetworkTwo, a value added network service provider during the fourth quarter of 1998. For the six months ended June 30, 1998, the Company had revenues of $32.2 million.

     The Splitrock Network currently reaches more than 55% of U.S. households by a local call with 56k modem access (currently the fastest modem speed commercially available over residential phone lines), including households in every market with a population of at least 100,000 as well as several second tier markets. From September 1997 to April 1998, the Company engaged in the Phase I Buildout which resulted in the deployment of the nationwide ATM backbone portion of the Splitrock Network and POPs in 70 metropolitan areas across the nation. Upon completion of the Phase II Expansion, the Network will have approximately 400 active POPs with a physical presence in all 50 states, reaching over 90% of U.S. households with a local call.

     In order to provide services to Prodigy while the Splitrock Network was being deployed, on July 1, 1997 the Company acquired the Legacy Network and began immediately providing Internet dial access and related services to Prodigy for its subscribers. Additionally, the Company has an agreement with IBM to use the IBM Global Services Network to cover market areas that are served neither by the Splitrock Network nor the Legacy Network. The Company currently handles more than 800 million minutes of Internet traffic per month for Prodigy (currently the Company's only Internet dial access customer), with over 60% of the traffic flowing on the Splitrock Network, approximately 30% on the IBM Global Services Network and the remainder on the Legacy Network. As the Phase II Expansion progresses, Legacy Network POPs will be decommissioned and access to specific IBM Global Services Network POPs will be terminated when appropriate. Substantially all Legacy Network POPs are expected to be decommissioned by the end of 1998 and usage of the IBM Global Services Network is expected to be terminated by the end of the second quarter of 1999.

COMPETITIVE ADVANTAGES

     Since July 1997, the Company has provided Internet dial access services to Prodigy for its subscribers. The Company believes it benefits from the following competitive advantages which will assist it in implementing its business strategy:

          Flexible and Efficient New Network Infrastructure. The Splitrock Network is designed to provide reliable, flexible and efficient services to the Company's current and future customers. Since the Splitrock Network is newly-designed (and not based on or an upgrade to an older network), the Company believes the Network contains many features that are not present in older networks and is able to flexibly incorporate future developments and innovations. Older networks were typically designed to provide one type of service, such as voice or data, and are less efficient at carrying other traffic. Unlike many networks which deploy ATM technology only along the core sites in the backbone, the Splitrock Network deploys ATM-to-the-edge at every core site, hub site and remote site. See "Business -- Splitrock's Network." Each POP is supported by the Lucent LDR200 switch which the Company believes provides significant quality of service advantages over typical ATM backbone switches. Management believes that the Network contains more ATM-based switches than that of any other commercial network. This pervasive

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

     use of ATM technology and the Lucent LDR200 switch enables the Company to create a multi-service platform which delivers IP, frame relay and other Internet services. In addition, ATM-to-the-edge provides additional capabilities to expand the Company's service offerings to provide fully integrated data, video and voice services and to incorporate future technological innovations into the Splitrock Network architecture with a lower incremental investment than that required by other, less flexible, networks.

          Providing of Wholesale Internet Dial Access and International Services. The Company currently provides wholesale Internet data access services to Prodigy for its subscribers. The Company intends to market Internet dial access services directly to ISPs rather than to individual end-users. As a result, unlike many providers of network services, the Company does not intend to compete against its ISP customers, thereby broadening the potential customer base to include those ISPs unwilling to strengthen their competitors with their own network business. Furthermore, the Company believes it will be viewed as a non-competing vendor and, thus a potential partner, by major foreign and regional telecommunications carriers, providing an alternative to their primary U.S. competitors for delivering data, video and voice services.

          Experienced Management Team. The Company's co-founders, Kwok L. Li, Chairman of the Board and Chief Technical Officer, and William R. Wilson, President and Chief Executive Officer, have assembled a management team with significant data and voice communications experience. The 10 most senior executives and managers of the Company have an average of over 12 years experience in the data and voice communications industry. Previously, Mr. Li and Mr. Wilson were both senior executives at the predecessor corporation of WilTel, a wholesale provider of telecommunications services. During their tenure WilTel designed, constructed, developed and managed modern packet switched networks (including frame relay and ATM) and marketed related services. At the time of the sale of Yurie to Lucent in May 1998, Mr. Li was a Director, Vice Chairman and Chief Technical Officer at Yurie, where he created and designed the Lucent LDR200 switch which is a key component of the Splitrock Network.

BUSINESS STRATEGY

     Key elements of the Company's business strategy include:

          Complete the Expansion of the Advanced Network Infrastructure. The Company has designed, deployed and is in the process of expanding the Splitrock Network, an advanced nationwide telecommunications network based on ATM-to-the-edge switching technology. Through June 30, 1998, the Company had spent approximately $25.0 million on the Phase I Buildout, which was substantially completed in April 1998, and $14.2 million on the Phase II Expansion. The Company anticipates that completion of the Phase II Expansion will require an additional $139.6 million of capital expenditures. The Company expects to spend approximately $45.9 million to construct approximately 330 additional POPs, approximately $81.5 million to deploy advanced processing equipment and software to enhance and accelerate the Company's ability to provide value added services, such as ISDN video, web hosting and VPN, and approximately $12.2 million to augment the Company's network management infrastructure. Of these amounts, the Company has spent $3.2 million since June 30, 1998. The Company believes that having ATM-to-the-edge results in: (i) a more easily upgradeable network;
     (ii) the ability to efficiently add new services at a lower incremental investment; (iii) improved network reliability; (iv) interoperability with other network platforms; and (v) improved network manageability.

          Offer a Comprehensive Range of Services to Optimize Network Utilization. Given the fixed cost nature of the Splitrock Network's infrastructure, the Company seeks to increase total network utilization primarily by targeting providers of business services (daytime intensive traffic) and, to a lesser extent, providers of consumer services (evening intensive traffic) to balance the Network's usage throughout a 24-hour period. The Network's flexibility will provide for service innovation (including data, video and voice services) with lower incremental investment than less flexible networks. To offer new services, the Company will only need to add the appropriate protocol processors and billing and service management systems without changes to the core ATM switching platform. Therefore, the Company believes it will be able to maximize Network utilization by offering both daytime business-oriented services (such as video

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

     conferencing and VPN services) and evening-time consumer-oriented services (such as Internet dial access services). The ability of the Company to offer a wide range of services will enhance its ability to optimize traffic at all times of the day, thereby increasing revenue and profitability. As its business strategy is implemented, the Company will evaluate offering complementary services as they are required by its customer base.

          Development of Advanced Business Support Systems. Through the development of scalable business support systems, the Company believes that it has the opportunity to establish a competitive advantage relative to traditional network service providers. Traditional network service providers typically operate extensive legacy business support systems with compartmentalized architectures that limit their ability to scale rapidly and introduce enhanced services and features. In connection with the expansion of the Splitrock Network the Company is creating business support systems with an architecture designed to maximize both reliability and scalability. All database and billing systems will run on a PC or UNIX distributed architecture rather than centralized mainframe systems.

          Expand Target Market Opportunities. IDC estimates that the total number of U.S. companies with Internet access will grow from an estimated
     1.5 million, or 20.0% of total U.S. companies, in 1996 to 4.1 million, or 53.0% of total U.S. companies, in 2000. IDC also estimates that the number of U.S. households with a personal computer and a modem will grow from an estimated 8.8 million, or 24.0% of all U.S. households with a personal computer in 1996, to 39.4 million, or 58.0% of all U.S. households with a personal computer in 2000. IDC estimates that there are currently over 4,000 ISPs in the U.S., consisting of national, regional and local providers, of which the Company believes only a small percentage have access to their own nationwide backbone network infrastructure. The Company intends to capitalize on this expected growth in demand for network services by aggressively marketing its services through a variety of distribution channels and evaluating strategic alliances and acquisitions as they present themselves. The Company believes that utilizing a range of distribution channels will enable it to cost-effectively reach a broad base of potential customers. The Company currently intends to develop and use a direct sales force (which it expects to begin hiring in the second half of 1998) to attract ISPs, carriers, value added service providers and medium and large businesses. In addition, the Company intends to use alternative distribution channels, including agents, resellers and wholesalers, to gain access to a substantially larger base of potential customers than the Company could otherwise initially address through its direct sales force. Through the combination of a direct sales force and alternative distribution channels, the Company will seek to rapidly increase revenue-producing traffic on its Network.

          The Company also intends to evaluate strategic alliances and acquisitions that could provide additional traffic over the Splitrock Network. While the Company is primarily focused on the domestic services market, it believes the demand for Internet services outside the U.S. will grow over the next few years. As a result, the Company will evaluate opportunities, primarily in Latin America, to partner with strong, established telecommunications service providers. For example, the Company will consider entering into international alliances to originate and terminate international traffic on the Splitrock Network.

          Provide Superior Comprehensive Customer Service. Splitrock believes that superior customer service is a critical element in attracting and retaining customers, and expanding value added services to existing customers. In particular, the Company believes it is critical to maintain two geographically dispersed NOCs, each of which is able to monitor the entire Network and provide rapid problem resolution. The Company has established a 24-hours per day, seven days per week NOC at its Yorktown, NY facility. In addition, a new 24-hours per day, seven days per week NOC recently became fully operational at The Woodlands, TX facility.

SPLITROCK'S NETWORK

     Overview. The Splitrock Network is a facilities-based nationwide ATM-based commercial telecommunications network. The Network currently reaches more than 55% of U.S. households by a local call with 56k modem access (currently the fastest modem speed commercially available over residential phone lines),

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

including every market with a population of at least 100,000 as well as several second-tier markets. Upon completion of the Phase II Expansion, the Splitrock Network will have approximately 400 active POPs with a physical presence in all 50 states, reaching over 90% of U.S. households with a local call.

     On June 24, 1997, the Company entered into the Prodigy Agreement to provide nationwide Internet dial access and related services to Prodigy for its subscribers on the new Splitrock Network. In order to provide Internet access services to Prodigy while the Splitrock Network was being deployed, on July 1, 1997 the Company acquired the Legacy Network and began immediately providing Internet dial access and related services to Prodigy for its subscribers. Additionally, the Company uses the IBM Global Services Network to cover market areas that are served neither by the Splitrock Network nor the Legacy Network. The Company currently handles more than 800 million minutes of Internet traffic per month for Prodigy (currently the Company's only Internet dial access customer), with over 60% of the traffic flowing on the Splitrock Network, approximately 30% on the IBM Global Services Network and the remainder on the Legacy Network. As the Phase II Expansion progresses, Legacy Network POPs will be decommissioned and access to specific IBM Global Services Network POPs will be terminated when appropriate. Substantially all Legacy Network POPs are expected to be decommissioned by the end of 1998 and usage of the IBM Global Services Network is expected to terminate by the end of the second quarter of 1999. In addition to providing Internet dial access and related services to Prodigy, the Company has recently launched two new data services, transit services and VPN services, and has begun providing transit services to Orbis, an Internet connection service provider to businesses, and expects to begin delivering VPN services to NetworkTwo, a value added network service provider, in the fourth quarter of 1998.

     The Splitrock Network Architecture. The Splitrock Network, through its ATM-to-the-edge architecture, will allow the Company to concurrently provide multiple services such as data, video and voice to its customers and to incorporate future technology changes at relatively low incremental investments. As a result, the Company believes it has created a more efficient network than its competitors, thereby reducing its own costs and concurrently improving reliability to the end user.

     Communication service providers have typically provided services using two predominant types of infrastructure, one geared towards voice service and the other designed to optimize data communications. These infrastructures are based on (i) telecommunications switches designed primarily for voice grade services or (ii) data telecommunications routers and switches designed primarily for communications between computers. Practical considerations and equipment constraints have lead to the development of these two types of distinct network infrastructures. Voice telecommunications service providers historically have needed to provide a high level of reliability because of the need for life dependent emergency services such as 911 calls. Since telephone services use relatively simple handsets that cannot redial or re-transmit automatically if disconnected, telephone network providers depend upon equipment reliability, network architecture design, network management and maintenance to meet their service needs and reliability constraints. Data telecommunications service providers, on the other hand, have the benefit of highly intelligent terminals at the end-user. These terminals usually can determine if a transmission error has occurred and automatically re-transmit data and even reconnect a session if necessary. With the help of intelligent terminals, data telecommunication service equipment run complex routing algorithms that allow them to locate and find the best route to transmit data. While providing a high degree of flexibility, data telecommunication service equipment is generally plagued with system reliability issues and often unpredictable performance. This attribute has historically differentiated data telecommunication service equipment from voice telecommunication service equipment.

     In order to create a network which efficiently supplies multiple types of services, such as data, video and voice, a company must make the platform reliable enough to support voice, yet flexible enough to support data. To date, all companies successfully providing voice and data concurrently have partitioned their network's bandwidth to support two separate service infrastructures. Part of their bandwidth is used for voice, employing voice telecommunications service switches, and the other part is used for data, employing standard data telecommunication equipment in the network.

     Separating bandwidth use is a very practical way to provide multiple services. Particularly today, when voice traffic still dominates the majority of bandwidth transferred over most networks, all major networks have

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

partitioned their bandwidth into two separate components, one to carry voice and the other to carry data. As long as data represents a small portion of network traffic, this partitioning remains practical. However, it is expected that the rapid growth of data will soon cause data to consume more bandwidth than voice. When that occurs, partitioning will make network bandwidth utilization very difficult to optimize while creating significant management complexity.

     The Splitrock Network was designed to address these and other constraints facing older networks by not requiring the separation of bandwidth for different types of services. In the process of designing the Network the Company sought to create a Network infrastructure which could (i) efficiently offer data, video, and voice services concurrently, (ii) reduce operating costs by more efficient utilization of network resources and (iii) provide high quality service for all services offered on the Network.

     The Company believes that three features distinguish the Splitrock Network from other telecommunications networks. First, Splitrock uses the Lucent LDR200 switch which supports multiple services at every POP of the Network. The Company believes that this "intelligent" ATM switch differs from typical ATM backbone switch engines in two important ways. First, the Lucent LDR200 supports many access protocols to the Network whereby an array of data, video and voice services can be sent and/or received, such as IP, frame relay, ATM, ethernet, T-1, T-3, OC-3 and many other digital as well as analog interfaces. The Lucent LDR200 is also scalable with up to fourteen interface module slots designed to house interface cards supporting these various services. The Lucent LDR200 translates these native service protocols into standard ATM format and transports any service as an ATM connection. In addition, the Lucent LDR200 implements a patented queuing algorithm, allowing simultaneous support of data, video and voice services on a unified platform without loss of quality of service even during periods of high network utilization. The queuing algorithm eliminates the need for bandwidth allocation to different kinds of services.

     Second, to manage the large number of ATM switches in the Network, the Company organized the Network architecture into classes and regions. This architecture allows the Company to more quickly introduce new services because all new services can be layered on the Network's ATM switching fabric without alterations being made to the fabric itself. A new network service has two components, the protocol that defines the format of the information payload and the signaling or routing instructions required to direct the information to its destination in the network. The Splitrock Network ATM switching platform streamlines the signaling process because routing information is concentrated in a limited number of central sites in the Network (known as core sites) rather than having signaling or routing information interpreted by switches or routers at every point of the network as occurs, for example, in a typical IP-based network. Therefore, to introduce a new service, the Company only needs to deploy the proper signaling or routing processors at a few core sites instead of hundreds of switch or router sites distributed around the network. This reduced number of routing decisions also allows for better management and typically faster throughput than other networks.

     Third, most modern networks achieve transmission efficiencies by deploying ATM switching engines in three to twenty access sites only in the core backbone of their network. In contrast, Splitrock has created an ATM-to-the-edge switching fabric that blankets the entire network (i.e., ATM switches are located in all POPs throughout the Splitrock Network). As of June 1, 1998, Splitrock had installed 70 ATM switches, and expects to deploy an additional 330 ATM switches during the Phase II Expansion. ATM-to-the-edge forms the basic platform for Splitrock to offer multiple services to all users on the Network.

     The Splitrock Network is organized into three classes of access sites: core sites, hub sites and remote sites. The architecture partitions the entire Network into 21 regions, with a core site in each region. The core site is generally located in the city with the most traffic in that region. Users access the Network within a region by connecting to either a core, a hub or a remote access site. The core sites form the backbone of the Splitrock Network, with the hub and remote access sites extending the reach of the backbone.

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

     The following diagram is a simplified illustration of the Company's ATM-to-the-edge Network architecture, and is designed for illustrative purposes only. It does not represent the actual number or location of POPs.

                         [NETWORK ARCHITECTURE GRAPHIC]

     The 21 core sites, all of which were completed by June 1, 1998, are equipped with Lucent LDR200 switches. Using ATM technology, these core sites are logically fully meshed, allowing traffic to pass directly from any one region to any other region. The core sites are interconnected by standard transmission links such as DS-3 or OC-3, which are available from IXCs such as WorldCom, MCI and Qwest Communications International Inc. ("Qwest"). Because the Lucent LDR200 conforms to standard transmission specifications, the Company can purchase bandwidth on an actual need basis between each site and upgrade these links as the bandwidth demand increases.

     In addition, each core site is equipped with special protocol processors to enable the Network to accommodate demand for a wide variety of services. For example, to support IP protocol for Internet services, standard Cisco IP routers are installed, one per core site. These are the only routers installed in the Network as opposed to other networks which have routers installed throughout the network. Since a router has direct connections to every other router in the Splitrock Network, the routers have very simple routing tables and can forward packets from region to region efficiently and directly.

     Hub sites service the major cities within a region. Upon completion of the Network expansion, there will be approximately 60 hub sites in the Network, of which 49 were completed by June 1, 1998. Each hub site is equipped with a Lucent LDR200 switch and all other user access equipment, including Bay Network modems, necessary for Internet dial access service. A Splitrock user connected to any hub site can access the complete array of services. Hub sites connect to core sites over a DS-3 line or multiple T-1 lines depending on the traffic requirements. Hub sites can be connected redundantly to other hub sites or to other core sites to increase network reliability. For IP traffic, all packets from a hub site are forwarded directly to the region's core site, and then forwarded to their destination region by the core site router.

     Upon completion of the Phase II Expansion, the Network will have more than 300 remote sites to reach the smaller cities within a region. None of such sites were in place by June 1, 1998. These sites are also fully equipped with Lucent LDR200 switches and other equipment to allow user access to the same services as elsewhere in the Network. Remote access sites connect to a hub site, usually with a T-1 line. The remote sites

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

can also be protected from transmission failures by being connected redundantly to other access or hub sites in the region. The Company has not added a material number of POPs since June 1, 1998.

     The following diagram is a simplified illustration of how the Splitrock Network is designed to deliver data (including Internet), video and voice services.

                                  [FLOW CHART]

     Network Infrastructure. The Company believes that it has provided for future growth by ensuring that the Splitrock Network is scalable, flexible, fault tolerant, open standards and interoperable and manageable from remote locations.

     - Scalable. Splitrock's flexible, multi-layer network architecture utilizes a high-speed switching fabric enabling the Company to grow the number of POPs and the number of users served in an incremental manner that matches investment with demand. The Splitrock Network's scalability extends beyond the currently installed base of POPs to allow for growth without fundamental design changes.

     - Flexible. The Company believes that the Splitrock Network will adapt to new services and manages network resources according to each service's needs, permitting the Network to efficiently offer data, video and voice services concurrently. On the switching level, the switching elements (Lucent LDR200 switches) adjust Network responses based on the traffic's delay and loss sensitivities. On the protocol level, the Network architecture is able to sort and direct various protocols to its designated protocol processors, including Internet packets to Cisco routers, ISDN signaling to workstations with ISDN software, and traditional voice network signaling to workstations with SS7 software.

     - Fault Tolerant. Redundancy and adaptive technology in the Splitrock Network reduces the impact of isolated failures. For example, all core sites are interconnected, allowing traffic to be transferred among sites in case of a failure. In addition, key switching, routers and workstations are configured to search for alternate paths in the event of individual component or transmission line failure. The Company also has an uninterruptible power supply at each POP, limiting the impact of local power outages on the Network.

     - Open Standards and Interoperable. The Splitrock Network is entirely based on standards compliant architecture supporting various protocols, including IP, ATM, frame relay, ISDN video and SS7. This architecture allows Splitrock to interconnect freely with other carrier networks or customer networks. As a result, Splitrock can extend services of another carrier outside of that carrier's own region. In addition, potential VPN clients that use standards based protocols can easily access the Network
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       without having to purchase special equipment that would otherwise be necessary with a proprietary network.

     - Manageable. From its NOCs, the Company is able to monitor the Network remotely, perform network diagnostics and equipment surveillance, and inform customers when a network problem occurs. As a result of the Company's network architecture, these tasks may be performed remotely regardless of POP location or network status. This capability allows the Company to control costs associated with on-site network configuration and repair.

     Network Management. The Company believes that superior customer service is a critical element in attracting and retaining customers, and expanding value added services to existing customers. In particular, the Company believes it is critical to maintain two geographically dispersed NOCs, each of which is able to monitor the entire Network and provide rapid problem resolution. The Company has established a 24-hours per day, seven days per week NOC at its Yorktown, NY facility. In addition, a new 24-hours per day, seven days per week NOC recently became fully operational at The Woodlands, TX facility.

     Peering. Peering arrangements between the Company and ISPs are necessary to exchange traffic destined for other networks and to allow external traffic access to the Splitrock Network. With Prodigy as a customer, the Company is now carrying a significant amount of Internet traffic. The Company is building an infrastructure equivalent to other Tier 1 providers and it has sought peering relationships with many Tier 1 and Tier 2 ISPs. Peering arrangements have been established with six ISPs, including Sprint and PSINet, and the Company is currently in discussions with other ISPs in order to broaden its peering capabilities. The Company peers with other networks from a core site through an industrial standard Cisco router, which promotes proper protocol exchange between Splitrock and other ISPs. The Company currently maintains private peering connections at its Los Angeles, California; New York, New York; Atlanta, Georgia; Phoenix, Arizona; and Dallas, Texas facilities. In addition, the Company currently has access to one public peering location in Chicago, Illinois and expects that access to two additional public peering locations will be established in the third quarter of 1998. The Company expects that it will substantially increase the number of ISPs with which it peers over the next two years. The Company believes that by entering into direct peering relationships with a large number of ISPs, the Company's business customers receive better service and higher quality network performance. See "Risk Factors Establishment and Maintenance of Transmission Services and Peering Relationships."

     Transmission Services. The Company leases long distance connections of various bandwidths to connect sites in the Network. The choice of long distance carriers is based on their network reliability, bandwidth availability, responsiveness and pricing. The Company currently leases a majority of its long distance connections from WorldCom and is also reviewing other suppliers such as Sprint and Qwest.

     The Company leases local connections (DS-1, T-1 or ISDN PRI) to access the end-user. The local service providers are selected based on their reliability, service availability, responsiveness, pricing and minimum switch congestion during busy hours. Based on these criteria, the Company has relationships with 21 CLECs and all major ILECs in the country. The Company has also established approximately 60 collocations with various CLECs.

PRODUCTS AND SERVICES

     General. The pervasive deployment of ATM switching technology throughout the Network enables the Company to offer new services with lower incremental investment than that required by less flexible networks. Currently, the Company provides Internet access options and related-services, including Internet dial access services and transit services, as well as enhanced VPN services. The Company is seeking to increase total network utilization primarily by targeting providers of business services (daytime intensive traffic) and, to a lesser extent, providers of consumer services (evening intensive traffic).

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

     Internet Access Options. The Company provides the following Internet access options and related services to its customers:

     - Internet Dial Access Services. The Company's Internet dial access services offer a cost effective Internet solution that provides 56k dial access to the Company's advanced ATM-to-the-edge network via ordinary telephone lines. The Company's Internet dial access services provide smaller ISPs with the opportunity to increase their user base over time while at the same time providing larger ISPs the opportunity to cost effectively manage their growth. The Company currently provides Internet dial access services to Prodigy for its subscribers. The Company intends to primarily target business focused ISPs and businesses and, to a lesser extent, ISPs with residential customers to maximize traffic throughout the Network. As of August 31, 1998, Prodigy was the Company's only Internet dial access service customer and provided $22.7 million (100%) of total revenue for the period from inception (March 5, 1997) to December 31, 1997 and $32.2 million (99%) of total revenue during the six months ended June 30, 1998.

     - Transit Service. The Company offers high speed transit services, which provide businesses with direct access, via dedicated capacity, to a full range of Internet applications and allows an ISP to transfer traffic through the Company's Network to another ISP. The Company's transit services provide full-time dedicated Internet connectivity at a range of access speeds from 56 Kbps to 155 Mbps. This service is designed to offer comprehensive network security and to help ensure bandwidth availability for priority business applications. Transit services enable businesses to reduce their data communications expenses by leasing network utilization from the Company in lieu of leasing point-to-point circuits from other telecommunications providers. The Company has initially begun to target carriers (i.e. ISPs, ILECs, CLECs, regional long distance providers and wireless providers) as potential customers for this service. As the Company's carrier transit service business grows, the Company will target other businesses. Since May 1998, the Company has provided transit services on a month-to-month basis to Orbis, an Internet connection service provider to businesses, which is currently the Company's only transit service customer, providing less than 1% of total revenue during the six months ended June 30, 1998.

     Virtual Private Network Services. Many companies today have private data communication networks (often referred to as WANs) built on expensive leased lines designed to transfer proprietary data between office locations. The Splitrock Network offers companies a cost-effective alternative to WANs through VPNs, which are designed to provide secure transmission of private IP traffic through the Internet. Additionally, many companies require that their employees have remote access to these private networks from home or while traveling, which is a function that VPNs provide. VPN products are also the vehicle for offering intranet and extranet services. Intranets are corporate/organizational networks that rely on Internet-based technologies to provide secure links between corporate offices. Extranets expand the network to selected business partners through secured links on the Internet. Increasingly, companies are finding that intranets and extranets can enhance corporate productivity more easily and less expensively than proprietary systems. The Company currently offers VPN solutions, and is in the process of evaluating additional products to meet the needs of customers. For example, the Company is in the process of testing ISDN software and expects to offer video conferencing services to customers by the end of 1998. Such services will be point-to-point, targeted primarily at the communications needs of companies using PictureTel, VTEL or other standards based video conferencing, and will allow the business customer to conduct video conferencing with other on-network or off-network users with compatible video conferencing equipment. The Company has initially begun to target carriers (e.g. ISPs, ILECs, CLECs, regional long distance providers and wireless providers), which the Company expects to distribute the Company's VPN services to end-users. As the Company's VPN service business grows, the Company will also target businesses as potential VPN customers. The Company has signed an agreement with NetworkTwo, a value added network service provider, and expects to begin delivering VPN services pursuant to this agreement in the fourth quarter of 1998. NetworkTwo is currently the Company's only VPN customer, providing less than 1% of total revenue during the six months ended June 30, 1998.

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

DISTRIBUTION STRATEGY

     Through the combination of a direct sales force and alternative distribution channels, the Company believes that it will be able to access markets and increase revenue-producing traffic on the Splitrock Network. To implement its distribution strategy, the Company intends to develop an in-house direct sales force and has identified a variety of possible alternative distribution channels. The Company expects to begin hiring sales employees in the second half of 1998.

     The Company intends to utilize its direct sales force to market its products and services directly to ISPs, carriers, value added service providers and medium and large businesses. The Company intends to utilize alternate distribution channels to market its products and services to medium and small businesses. These alternate distribution channels include agents, resellers and wholesalers.

     - Agents are independent organizations that would sell the Company's products and services under the Splitrock brand name to end-users in exchange for revenue based commissions. The Company intends to identify agents that generally would be focused on specific market segments (such as medium and small businesses) and have existing customer bases. Sales through this alternative distribution channel would require the Company to provide the same type of services that would be provided in the case of sales through its own direct sales force, such as order fulfillment, billing and collections, customer service and direct sales management.

     - Resellers are independent companies that would purchase the Company's products and services and then "repackage" these services for sale to their customers under their own brand name. The Company believes that resellers would require access to certain of the Company's business operating systems in connection with the sale of the Company's services to the resellers' customers. Sales through this distribution channel generally would not require the Company to provide order fulfillment, billing and collection and customer service.

     - Wholesalers are independent companies that would purchase from the Company unbundled network and service capabilities in large quantities in order to market their own products and services under a brand name other than Splitrock. The Company believes that wholesalers would have minimal dependence on the Company's business support systems in connection with the sale of services to their customers.

     The Company anticipates that participants in its alternative distribution channels will sell services directly to medium and small businesses. The Company expects these medium and small businesses to access the Splitrock Network by using local switched services that are provided by CLECs or ILECs.

CUSTOMERS

     The Company currently provides Internet dial access, transit and VPN services to its customers. To date, Internet dial access services have provided substantially all of the Company's revenue. The Company expects this percentage to decrease as the Company continues to add new customers.

     Internet dial access customers. Prodigy has been the Company's customer since July 1997 and has provided $22.7 million (100% of total revenues) of Internet dial access revenue during the period from inception (March 5, 1997) to December 31, 1997 and $32.2 million (99% of total revenues) of Internet dial access revenue during the six months ended June 30, 1998. Pursuant to the Prodigy Agreement, the Company currently provides certain network and related services, including Internet dial access services, to Prodigy for its subscribers. Launched in 1984 as a joint venture between IBM and Sears, Prodigy developed a nationwide on-line service that reached more than 85% of U.S. households with a local call. Along with America Online, Inc. and CompuServe Corp., Prodigy helped pioneer the concept of e-mail and on-line services to consumers in the U.S.

     In 1996, Prodigy was spun off from IBM and Sears. In 1997, Carso obtained control of Prodigy. Carso introduced a new management team which has focused on growing and expanding the business, modernizing infrastructure, and reducing costs. In early 1997, Prodigy launched a new Internet-based service, Prodigy
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

Internet, separate from the original proprietary on-line service, Prodigy Classic, priced at $19.95 per month for unlimited service. Prodigy is in the process of migrating Prodigy Classic subscribers to Prodigy Internet. The average number of total Prodigy Internet subscribers grew 36.4% during the first quarter of 1998 compared to the fourth quarter of 1997 and 3.3% during the second quarter of 1998 when compared to the first quarter of 1998.

     In 1998, as a result of its continued focus on marketing and customer service, Prodigy outsourced its content management to Excite Communications, Inc. Additionally, Prodigy has started aggressive marketing programs which are intended to rebuild its brand name recognition. Since July 1997, Prodigy has almost doubled the number of subscribers to its Prodigy Internet service partially as a result of a migration of Prodigy Classic subscribers to Prodigy Internet. The Prodigy customer base and associated revenue has enabled the Company to support the deployment of the Splitrock Network. See "Risk
Factors -- Reliance on Prodigy; Recent Discussions with Prodigy."

     Transit customers. There are approximately 4,000 ISPs in the U.S. today. Most of these do not have their own nationwide network and thus require transit service to the Internet. Commencing in May 1998, the Company has provided transit services to Orbis on a month-to-month basis. Orbis is the leading provider of local Internet connection services for businesses in Minneapolis and St. Paul, Minnesota. Orbis offers business critical connectivity featuring redundant, high-speed (T-1, T-3) backbone connections, 24-hour operational and environmental monitoring, and Web hosting services. At the beginning of each month, Orbis requests a certain amount of dedicated bandwidth and the Company then charges a monthly fee based on the amount of bandwidth requested. The Company began generating revenue from Orbis in May 1998, such revenue constituting less than 1% of total revenue during the six months ended June 30, 1998. The Company does not expect that revenues from Orbis will be material for the foreseeable future.

     VPN customers. The Company has entered into a three-year agreement to provide VPN services to NetworkTwo. NetworkTwo, formerly known as ADP AutoNet Communications Group, supplies high quality, reliable and fully supported network services and operates a national wide area network delivering both dedicated and dial-up connectivity to business clients. NetworkTwo also manages VPNs, enterprise-wide intranets and extranets. NetworkTwo moves more than $2.0 billion over its network each day as a function of its cash management and funds transfer service for ADP Financial Services. Other Network Two users include Dow Jones' News Retrieval service; State Farm and Allstate insurance companies; and 60 of the top 100 U.S. banks. Under the agreement, NetworkTwo will be billed depending on the type of modem port used (i.e. 612 Kbps, 768 Kbps, etc.) and the amount of bandwidth consumed, with certain discounts available based on volume. The agreement provides for a minimum aggregate payment by NetworkTwo of $7.0 million over the three year contract period, but no minimum monthly payment is required in 1998. The Company began generating revenue from NetworkTwo in June 1998, such revenue constituting less than 1% of total revenue during the six months ended June 30, 1998, and expects to begin providing VPN services to NetworkTwo in the fourth quarter of 1998.

CUSTOMER SERVICE

     Splitrock believes that superior customer service is a critical element in attracting and retaining customers and expanding value added services to existing customers. In particular, the Company believes it is critical to maintain two geographically dispersed NOCs, each of which is able to monitor the entire Network and provide rapid problem resolution. Since the first quarter of 1998, the Company believes that it has developed a customer service platform which will minimize the impact of future service interruptions and provide superior customer service. Specifically, the Company has established a 24-hours per day, seven days per week NOC at its Yorktown, NY facility and a new 24-hours per day, seven days per week NOC recently became fully operational at The Woodlands, TX facility. Each of these NOCs has the capability to manage traffic, monitor system status and remotely implement solutions to system interruptions.

     As of May 1998, the Company had implemented a number of other systems and procedures to provide superior customer service. The Company has installed a leading customer support trouble ticketing and workflow management system from Remedy Corporation ("Remedy") to track, route and report on customer

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

service issues. In addition, software installed at the NOCs now enables the Company to remotely service customer connections to the Splitrock Network. In addition, field service personnel from the Company or third party vendors are dispatched in the event of an equipment failure that cannot be serviced remotely. See "-- Suppliers." In the first quarter of 1998 the Network experienced significant service interruptions and failures. See "Risk
Factors -- Reliance on Prodigy; Recent Discussions with Prodigy."

BUSINESS SUPPORT SYSTEMS

     General. Through the development of scalable business support systems, the Company believes that it has the opportunity to establish a competitive advantage relative to traditional network service providers. Traditional network service providers typically operate extensive legacy business support systems with compartmentalized architectures that limit their ability to scale rapidly and introduce enhanced services and features. In connection with the expansion of the Splitrock Network, the Company is creating business support systems with an architecture designed to maximize both reliability and scalability. Furthermore, in establishing its business support systems, the Company has attempted to develop Company-wide standardization of hardware, software, database platforms and problem solving in order to maximize system automation and minimize employee manual processing. Business support systems are, or will be, distributed throughout the Splitrock Network, rather than located at central sites, which improves network performance, recovery and reliability, while also providing real-time capture of statistical and accounting data. Splitrock utilizes, when available, industry standard software systems developed and maintained by third party vendors but customized for the Company's specific needs.

     Network Management. The Company believes that an up-to-date management platform is critical for the Company to be competitive and provide customers with quality services. The Company has put in place a modern management platform to manage the extensive Splitrock Network. The new management platform performs operations, administration and management tasks. The Company has selected UNIX and Windows NT based computing systems for network management to ensure ease of upgrades in the future. Key features of the system are provided by third party vendors, including an SQL database for information management, NetExpert from Objective Systems, Inc. for equipment monitoring, Remedy for trouble request tracking, and other software running tasks that monitor network utilization. The Company has customized most of these platforms to ensure maximum Network flexibility and efficiency. The systems also have sufficient capacity to expand without significant design changes.

     Billing. The Company has reviewed billing systems, selected an industry-standard billing system and begun implementation. The Company believes that billing requirements prior to full implementation, expected in the first quarter of 1999, can be addressed with existing systems. In order to support the third party system that the Company plans to utilize, the Company has adopted Radius Authentication software to capture Internet session activity in order to feed the billing system for usage-based services. The Company believes that this software offers the flexibility and scalability necessarily to provide high quality Network billing services. For example, the Company believes that this software will have the ability to process 1 million records per hour to capture all relevant billing information. While this software has been purchased and customized, it has yet to be tested at production levels but is expected to be fully deployed by the end of October 1998.

SUPPLIERS

     The Company is dependent on third parties for key components of its network infrastructure, including for leased lines, transmission services and networking equipment, such as routers, switches and modems. The quantities and quality of such networking equipment required by the Company are available only from limited sources. The Company currently utilizes Lucent for ATM switching products, including the Lucent LDR200 switch, Bay Networks for its Internet dial access platform, Cisco for routers and Sun for servers. The Company has entered into a Purchase Agreement with Yurie (which was acquired by Lucent in May 1998) pursuant to which the Company agreed to purchase and Yurie agreed to provide a minimum of $20.0 million of Yurie equipment and related products prior to January 1, 1999. As of August 31, 1998 the Company had purchased $11.0 million of equipment and products under this agreement. The Company also depends upon a
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

variety of LECs and IXCs to provide telecommunication services, including leased line and collocation facilities. For long distance connections and backbone long distance transmission facilities, the Company currently uses WorldCom. In addition, the Company obtains bandwidth capacity under leased line connection agreements with LECs, including RBOCs, or is provided telecommunications services and leased physical space under local access/collocation agreements with various CLECs, such as Focal, Intermedia, and others. The Company is also actively pursuing agreements with additional CLECs in an effort to establish relationships with a variety of telecommunication providers and thereby reduce the cost of lease connectivity. See "Risk Factors -- Dependence on Suppliers" and "-- Splitrock's Network -- Transmission Services."

     The Company has an agreement with IBM to use the IBM Global Services Network to cover market areas that are neither served by the Splitrock Network nor the Legacy Network. The usage from these POPs currently accounts for approximately 30% of all Prodigy-related traffic. The terms of the agreement provide that either party may, upon 60 days prior notice, terminate its respective obligations under the contract for the remaining POP sites. In addition, under the terms of the agreement with IBM, services at certain of the POPs in the IBM Global Services Network were scheduled to be discontinued on September 30, 1998. IBM has informed the Company that it will continue services to those certain POPS until at least December 31, 1998. The usage from these POPs currently represents less than 2% of the Company's Prodigy-related traffic. As part of the Phase II Expansion, the Company plans to deploy POPs to those locations. The Company has also formulated contingency plans, including providing toll free Internet dial access to users in these areas, should the Company be unable to timely deploy POPs in those areas or IBM be unwilling to continue to provide service to those certain POPs. See "Risk
Factors -- Dependence on Suppliers."

     As part of the Company's strategy to replace remaining POPs covered by the IBM Global Services Network and to complete the expansion of the Splitrock Network, the Company will rely significantly upon third parties to provide equipment and services and to deploy the remainder of the Splitrock Network. Under the Ericsson Agreement, Ericsson will provide certain equipment and services for, and deploy, 99 additional POP sites. In April 1998, Ericsson provided the Company with a $5.0 million credit facility to be used to pay amounts due under the Ericsson Agreement. The amount borrowed, $1.5 million, under the Ericsson Agreement was repaid upon consummation of the Unit Offering. The Company has had negotiations with Ericsson for the deployment of the additional 231 POPs needed to complete the Phase II Expansion. The Company expects that such negotiations will lead to an agreement on similar terms and conditions as the Ericsson Agreement. There can be no assurance that the Company and Ericsson will come to an agreement on the deployment of the remaining 231 POPs required to complete the Network's expansion. See "Risk
Factors -- Suppliers" and "Description of Certain Indebtedness."

     The Company also engages third party vendors for routine maintenance, on-call repair and certain related services. In addition to nine employees and six individual contractors designated, trained and engaged by the Company as field operation personnel, the Company has an agreement with IBM designed to provide additional on-call field support personnel for maintenance, part replacement and repairs for the Legacy Network until that network is substantially decommissioned. In addition, during and following the Phase I Buildout, WilTel has performed on-call services for replacement parts, maintenance and repair services for the Splitrock Network. The agreement with WilTel expired on September 30, 1998. Since that time, WilTel has continued to provide installation and related services to the Company on an as needed basis and is expected to continue providing said services for the near future. The Company is currently evaluating and negotiating maintenance service proposals that are designed to supplement the agreements with IBM and WilTel and expand as the network infrastructure grows. There can be no assurance that the Company will be able to enter into a replacement maintenance agreement on acceptable terms, or at all. See "Risk Factors -- Dependence on Suppliers."

COMPETITION

     The industry in which the Company competes is extremely competitive. The Company expects that competition will continue to intensify as customers seek additional capacity to satisfy the continued growth of the Internet industry. In addition, numerous competitors, including major telecommunications carriers, are rapidly expanding their network capabilities. The Company believes that the primary competitive factors for

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

the provision of network services are quality of service, network coverage, reliability, price, and product innovation. Management believes it can compete effectively on these factors based on the design of the Splitrock Network and industry experience at top management levels.

     The Company's current and prospective competitors generally may be divided into two groups: (i) companies that provide Internet access services to ISPs with both residential and small business customers and (ii) companies that provide Internet access (including Internet dial access and transit), VPN and other value added services to medium and large business customers.

     ISP Internet Access Service. According to IDC, there are over 4,000 ISPs in the United States, consisting of national, regional and local providers. The Company intends to market Internet dial access services to these ISPs. The Company's competitors in this market will be other companies that provide Internet access service to ISPs as well as ISPs which possess backbone networks thereby enabling them to provide capacity to other ISPs. Competitors in this segment include Verio, Concentric, PSINet and Netcom. While the Company believes that its status as an independent service provider distinguishes it from many of these competitors, some of these competitors have significantly greater market presence, brand recognition and financial, technical and personnel resources than the Company.

     Corporate Internet Access and VPN. In the corporate Internet access (including Internet dial access and transit) and VPN markets, competitors will be comprised of network service providers that focus on medium and large business customers as well as telecommunications carriers. Competitors will include UUNet, GTE Internetworking (formally BBN)) and DIGEX. Many of the network service providers that primarily focus on small business, including Verio and Concentric, also have capabilities in these markets. In addition, all of the major long distance companies, including AT&T Corporation ("AT&T"), MCI, and Sprint, offer Internet access and VPN services and compete with the Company. Many of these competitors, in addition to their substantially greater market presence and financial, technical and personnel resources, also have large existing commercial customer bases. Furthermore, many of these competitors have the ability to bundle Internet access and VPN services with other services such as Web browsing or, in the case of long distance companies, telephony. Such bundling of services may have a material adverse effect on the Company's ability to compete effectively and thus could have an adverse effect on the Company's business, financial condition and results of operations.

     The Company believes that significant new competitors will enter the network services market. The Company is aware that other companies, including IXC Comm. and Level 3, are in the process of building or expanding networks that will have the ability to provide services comparable to those of the Company. In addition, many of the Company's competitors have the financial and operational resources to construct networks similar to the Splitrock Network. For example, Sprint recently announced that it is in the process of designing a network which will contain ATM switches at every core, hub and remote site. There can be no assurance that the Company will be able to compete effectively with such companies.

     Recent reforms in the federal regulation of the telecommunications industry have also created greater opportunities for LECs, including the RBOCs, to enter the Internet network services market and therefore compete with the Company. Such increased competition could have a material adverse effect on the Company. In order to address the Internet network service requirements of the current business customers of long distance and local carriers, the Company believes that there is a trend toward horizontal integration through acquisitions of, joint ventures with, and the wholesale purchase of connectivity from, ISPs. The WorldCom/MFS/UUNet consolidation (as well as the pending WorldCom/ MCI merger), the Netcom/ ICG Communications Inc. merger, the Intermedia/DIGEX merger and GTE's acquisition of BBN are indicative of this trend. Such consolidations may result in the Company competing with larger companies with greater resources to devote to the development of new competitive products and services and the marketing of existing competitive products and services.

     As a result of increased competition and integration in the industry, the Company could encounter significant pricing pressure, which in turn could result in significantly lower average selling prices of the Company's services. There can be no assurance that the Company will be able to offset the effects of any such lower prices with an increase in the number of its customers, growth in sales to its customer base, higher
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

revenue from enhanced services, cost reductions or otherwise. In addition, the Company believes that the Internet access and related services industry is likely to undergo further consolidation in the near future, which could result in increased price and other competition in these industries and, potentially, other portions of the industry, including the market for VPN services. Increased price or other competition could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will have the financial resources, technical expertise or marketing and support capabilities to continue to compete successfully.

REGULATION

     Overview. Although the Company is not currently subject to direct regulation by the FCC or any other federal or state agency, it operates in a highly regulated industry and therefore changes in the regulatory environment relating to Internet related and other telecommunications services, including regulatory changes which directly or indirectly affect telecommunications costs or increase the likelihood or scope of competition from RBOCs or other telecommunication companies, could have a material adverse effect on the Company's financial position or results of operations, including by affecting the prices at which the Company offers it services or imposing regulatory compliance and other costs on the Company.

     Various existing federal and state regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the manner in which the industry operates. Neither the outcome of these proceedings, nor their impact upon the telecommunications industry generally, or on the Company particularly, can be predicted at this time. In addition, over the past several years both the federal and state governments have adopted new legislation and rules profoundly affecting the telecommunications industry. No assurance can be given that the changes in current legislation or new legislation, and the regulations adopted by the FCC or state regulators pursuant to such legislation, would not have a material adverse impact on the Company.

     The Company Operates as an Unregulated Private Carrier. Unlike most providers of telecommunications services, the Company does not offer services indiscriminately to the public or to a broad class of customers, but instead negotiates individual service contracts with a small number of select carriers. As a result, it is classified as a "private carrier" as opposed to a "common carrier" and is not subject to most federal and state regulations. If, in the future, the Company broadens its customer base and/or provides services according to standardized service arrangements instead of individually negotiated contracts, it may become subject to common carrier regulation. If this occurs, the Company may incur additional regulatory costs to which it is not now subject.

     Regulation of Internet Communications. To date, the FCC has exempted Enhanced Service Providers ("ESPs"), including ISPs, from federal and state regulations governing common carriers, including the obligation to pay access charges and regulatory fees, including contributions to the Universal Services Fund. Thus, to the extent that the Company provides Internet services and other services employing Internet protocols, it is not currently subject to regulation.

     Some recent regulatory action indicates that ISPs may be subject to some form of regulation in the future. The regulatory status of communications services over the Internet is presently uncertain. For example, in an April 10, 1998 Report to Congress regarding Universal Service (the "Report"), the FCC concluded that the provision of transmission capacity to ISPs constitutes "telecommunications" under the Communications Act. The FCC has also indicated in the Report that it would consider, in an upcoming proceeding, issues related to whether ISPs that own transmission facilities and engage in data transport over those facilities in order to provide information services are providing telecommunications to themselves, and therefore ought to be required to contribute to the Universal Service Fund. While the Report containing this conclusion does not have the force of law, it provides a strong indication of regulatory action that may be taken by the FCC in the future. A finding by the FCC that ISPs and carriers providing service to ISPs must pay Universal Service contributions could increase the Company's cost of doing business and have a material adverse effect on the Company.

     To the extent that the Company provides Internet telephony (i.e., a service in which a voice transmission is made over a packet-switched interactive data network), such service is deemed an enhanced service and is not currently subject to federal or state regulation. There is no guarantee, however, that the regulatory status of Internet telephony will not change in the future. If Internet telephony does become subject to federal or state regulation in the future, such a development could impose substantial new costs on the Company. Therefore, there can be no assurance that new laws or regulations relating to these services, or determinations that existing laws are applicable to them, will not have a material adverse effect on the Company's business.

     Potential Liability of ISPs. The law in the United States relating to the liability of ISPs and providers of transmission capacity for information carried on, disseminated through or hosted on their systems is currently unsettled. The Communications Act and statutes enacted, or under consideration in some states, impose civil and criminal liability upon ISPs, or providers of transmission capacity to ISPs, for the transmission or dissemination of certain types of information and materials. The imposition of such liability may require the Company to implement measures to reduce its exposure to such liability, which may require the expenditure of substantial resources. Regulations, litigation, or legislation could affect the demand for the Company's services. See "Risk Factors Regulatory Matters; Potential Liability for Information Disseminated over the Internet."

TRADEMARKS AND TRADE NAMES

     The Company filed federal trademark applications for the words "Splitrock" and "A Carrier of Wisdom" on September 18, 1997, and its domain name "splitrock.net" on March 6, 1998. The Company also filed separate federal trademark applications for logos on the above dates, for a logo on June 16, 1998 and for the domain name "splitrock.com" on July 27, 1998. These applications are pending and the Company has no assurance that they will be granted. Trademark applications for the "Splitrock" mark also have been applied for in numerous foreign countries including Mexico, twelve Central and South American countries, Canada, the European Community, Japan, South Korea, Taiwan, China, Thailand, the Russian Federation, Poland and Australia. "Splitrock Services, Inc." is a trade name of the Company.

EMPLOYEES

     As of August 31, 1998, the Company had 82 full-time employees and 31 independent contract workers. None of the Company's employees are represented by a union. The Company has experienced no strikes or work stoppages and considers its relations with its employees to be satisfactory.

     The Company believes that its ability to successfully implement its business strategies will depend on its ability to attract and retain qualified employees. The Company expects to hire approximately 24 and 70 additional employees by the end of 1998 and the Phase II Expansion, respectively. In addition, the Company expects to utilize additional independent contractors. Independent contractors are expected to continue to represent approximately 20-25% of the Company's total workforce. While the Company is expecting to add employees throughout its organization, the Company will focus on recruiting new technical and sales and marketing employees. The Company expects to employ over 175 employees and independent contractors upon completion of the Phase II Expansion in the second quarter of 1999. In order to attract and retain highly qualified employees, the Company believes that it is important to provide a competitive compensation program that aligns employees' interests with the Company's. The Company's noncash benefit programs are designed to be comparable to those offered by its competitors. See "Management." There can be no assurance that the Company will be able to attract and retain the personnel necessary to implement its strategies. See "Risk Factors -- Ability to Manage Growth".

INSURANCE

     The Company has insurance coverage it believes to be adequate for the risks of the businesses in which it is engaged. The Company carries property, general liability and directors and officers insurance with basic policy limitations of $5.0 million, $2.0 million and $5.0 million, respectively, subject to deductibles, exclusions and self-insurance retention amounts. In addition, the Company has a $5.0 million umbrella policy. Such coverage may not be adequate or available to compensate the Company for all losses that may occur. The occurrence of a significant loss not fully covered by insurance could have a material adverse effect on the Company. See "Risk Factors -- Risk of System Failure; Insurance."

PROPERTIES

     Until recently the Company leased approximately 8,000 square feet of space in The Woodlands, TX for its headquarters and administrative facilities. In early July 1998 the Company moved its headquarters and administrative facilities to a new facility containing approximately 25,000 square feet in The Woodlands, TX. The lease on the new facility expires in 2003. The Woodlands, TX NOC is also housed in the new facility.

     The Company also subleases from Prodigy a facility of approximately 12,500 square feet in Yorktown, NY for the Company's Yorktown office and NOC. This lease expires on February 28, 2001 but is subject to early termination on December 31, 1999 upon three months written notice. The Company plans to move its Yorktown, NY facility to another location in the New York metropolitan area.

     In connection with its network operations, the Company leases space for installed telecommunications equipment throughout the U.S. for those POPs deployed in over 70 metropolitan markets. These leases have an average term of three years and average monthly payments ranging up to several thousand dollars. In many cases, the Company has the option to renew such leases. The Company considers these facilities and properties to be suitable for its present needs. The Company did not assume leases related to the Prodigy POPs in connection with the Prodigy Transactions. The Company expects to enter additional leases as the Phase II Expansion progresses.

LEGAL PROCEEDINGS

     The Company is not currently involved in any legal proceedings, nor are any material legal proceedings threatened by or against the Company.

                                   MANAGEMENT

     Directors are elected annually and hold office until the next shareholders meeting unless removed because of death, disability or removal from the Board of Directors in conformance with the provisions of the Company's Certificate of Incorporation or bylaws. All officers are elected by the Board of Directors and serve until removed by the Board of Directors. The following is information concerning the Board of Directors, executive officers and other key employees of the Company:

                 Name                    Age        Principal Position With the Company
                 ----                    ---        -----------------------------------
Kwok L. Li.............................  41    Chairman of the Board of Directors and Chief
                                                 Technical Officer
William R. Wilson......................  51    President, Chief Executive Officer and
                                               Director
James D. Long..........................  44    Senior Vice President, Chief Financial Officer
                                               and Director
Patrick J. McGettigan, Jr..............  46    Senior Vice President, Secretary and General
                                                 Counsel
Clark McLeod...........................  51    Director
Samer Salameh..........................  33    Director
Roy A. Wilkens.........................  55    Director
Todd Wilkens...........................  31    Vice President -- Engineering
Tracy Hammond..........................  38    Controller

     Kwok L. Li has served as a Chairman of the Board since July 1997 and has served as Chief Technical Officer of the Company since April 1998. Mr. Li is a co-founder of the Company. Mr. Li has also been the Chairman and managing member of Linsang since July 1997. Linsang is a technology investment company in which Mr. Li owns a controlling interest. Mr. Li was a director of Yurie from 1995 until the consummation of the sale of Yurie to Lucent. Mr. Li also served as Vice Chairman of Yurie from June 1997 until its sale to Lucent, as President and Chief Operating Officer of Yurie from March 1996 to June 1997, and as Executive

Vice President and Chief Technical Officer of Yurie from August 1994 through March 1996. From 1991 to 1994, Mr. Li was Director of Strategic Planning at WilTel an interexchange carrier. From 1988 to 1991, he was Manager of Fiber Access Systems Development for Bell Northern Research, Inc., a subsidiary conducting technological research and development for Northern Telecom Limited. Mr. Li is the primary technical architect of the Lucent LDR200 switch technology. Mr. Li received a B.E.S. in electrical engineering from The Johns Hopkins University in 1979. Mr. Li does not maintain time records, and although he is Chairman of the Company, he is not involved in its day-to-day affairs. Mr. Li is, however, committed to devoting whatever time may be necessary to assure the success of the Company, whether full-time or otherwise. As a result of Mr. Li's relationship with Lucent and with Linsang, each of which has business relationships with the Company, there may be conflicts of interest that arise including conflicts relating to potential corporate opportunities. If any such possible conflict arises the Company will have the non-interested members of the Board of Directors pass on the appropriateness of any particular matter. See "Risk Factors-- Control by Principal Stockholders and Management; Transactions with Related Parties."

     William R. Wilson has served as President of the Company since its formation and Chief Executive Officer of the Company since April 1998. Mr. Wilson is a co-founder of the Company. Prior to assuming his position at the Company, Mr. Wilson was the Chief Executive Officer of OneLine Management, a telecommunications consulting firm specializing in strategic positioning founded by Mr. Wilson in 1995. In that capacity, Mr. Wilson advised Carso and Telmex on strategic matters. From 1988 to 1995, Mr. Wilson was Vice President of Strategic Planning at WilTel. Previously, Mr. Wilson taught at Rice University, The University of Texas at Austin, and The University of Michigan. Mr. Wilson holds a Ph.D. in Social Psychology from The University of Michigan and an MBA from The University of Texas at Austin.

     James D. Long has served as Senior Vice President and Chief Financial Officer of the Company since March 1998. From 1995 to 1997, Mr. Long was Senior Vice President and Chief Financial Officer of CoreSource, Inc., a venture capital backed healthcare services company, with responsibilities for general management, financial management and corporate finance. From 1993 to 1995, Mr. Long was a principal in Nightingale & Associates, a management consulting firm. Mr. Long has experience with several other management consulting firms including Deloitte & Touche and Price Waterhouse. Mr. Long holds a BA in Latin American Economics and an MBA from the University of Texas.

     Patrick J. McGettigan, Jr., has served as General Counsel of the Company since September 1997, as Secretary since March 1998, and as Senior Vice President since April 1998. Prior to joining the Company, Mr. McGettigan was in the private practice of law, having been a partner in the firm he founded in the early 1980s. Mr. McGettigan served as outside counsel to the Company when it was formed in March 1997. While in private practice for 19 years, Mr. McGettigan primarily represented closely held businesses in commercial litigation and transactional matters. Mr. McGettigan received a Bachelor of Arts degree from The University of Texas and his JD degree from South Texas College of Law, and is a member of the State Bar of Texas.

     Clark McLeod has served as a director of the Company since May 1998. Mr. McLeod founded McLeodUSA, and has served as its Chairman of the Board and Chief Executive Officer since its inception in 1991. McLeodUSA is a fully integrated provider of telecommunications services in the Midwest region. Mr. McLeod's previous business venture, Teleconnect, a long distance telecommunications company, was founded in January 1980. This company later merged with SouthernNet, Inc., forming Telecom*USA. The company grew to become the fourth largest long distance telecommunications company in the U.S., and was purchased by MCI in 1990 for $1.3 billion.

     Samer Salameh has served as a director of the Company since April 1998. Since September 1997, Mr. Salameh has been President, Chief Executive Officer, a director and since August 1998, Chairman of the Board of Directors of Prodigy. From July 1994 until joining Prodigy, Mr. Salameh served as Director, Long Distance Division of SBC Communications (formerly Southwestern Bell), responsible for marketing, strategy, positioning, product management and product development for Telmex, the leading provider of local and long distance telephone services in Mexico. Before that, Mr. Salameh was employed by MCI as a Product Manager in 1994 and as a Strategic Marketing Manager from 1991 to 1993, and he was employed by Merl Industries, a management consulting firm, as Vice President of Finance during 1993. Mr. Salameh holds a

Masters degree from the Fletcher School of Law and Diplomacy, a B.S. degree in Management and Technology Transfer from Polytechnic University of New York and a Baccalaureate degree with concentration in Math and Physics from Lycee Fenelon in Paris. As a result of Mr. Salameh's relationship with Prodigy, conflicts of interest may arise, including conflicts relating to potential corporate opportunities. If any such conflict arises, the Company will have the non-interested members of the Board of Directors pass on the appropriateness of any particular matter. See "Summary -- Recent Developments; Risk
Factors -- Reliance on Prodigy; Recent Discussions with Prodigy; -- Control by Principal Stockholders and Management; Transactions with Related Parties."

     Roy A. Wilkens has served as a director of the Company since April 1998. Mr. Wilkens was President of The Williams Pipeline Company when he founded WilTel Network Services as an operating unit of The Williams Companies, Inc. in 1985. He was Founder/Chief Executive Officer of WilTel Network Services from 1985 to 1997. In 1995, WilTel Network Services was acquired by LDDS Communications, which now operates under the name WorldCom. Mr. Wilkens served as Vice Chairman of WorldCom until his retirement in 1997. In 1992, Mr. Wilkens was appointed by President George Bush to the National Security Telecommunications Advisory Council. He has also served as chairman of both the Competitive Telecommunications Association (CompTel) and the National Telecommunications Network. Mr. Wilkens is a member of the board of directors of Paging Network, Inc., UniDial Inc., Invensys Corporation Inc., and Qwest. Mr. Wilkens is the father of Todd Wilkens, the Company's Vice
President -- Engineering.

     Todd Wilkens has served as Vice President -- Engineering of the Company since July 1997. From 1996 to 1997, Mr. Wilkens was Vice President, Engineering and Operations, at Gridnet International, where he helped Gridnet, a start-up Internet services company, implement a nationwide frame relay/ATM network. From 1993 to 1996, Mr. Wilkens was Senior Manager, Advanced Products Support, at WorldCom where he helped build the Internet Support Organization which specialized in building and operating ISP backbones. Prior to that, Mr. Wilkens supported offshore communications in the Gulf of Mexico for Conoco/Dupont. Mr. Wilkens holds a BSEE from Oklahoma State University. Mr. Wilkens is the son of Roy A. Wilkens, a director of the Company.

     Tracy Hammond joined the Company as Controller in September 1997. From 1995 to 1997, Ms. Hammond served as Vice President -- Finance and Administration of Comsul, Ltd., a privately held national communications consulting firm. From 1992 to 1995, Ms. Hammond was Principal Financial Officer at Optex Biomedical, a high-tech biomedical start-up company. Previously, Ms. Hammond worked for seven years in Arthur Andersen's emerging business practice group, achieving the level of audit manager. Ms. Hammond is a CPA, and holds a BS in Accountancy from The University of Missouri.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Company's Board of Directors has established a compensation and an audit committee. The audit committee is composed of Messrs. Long, Wilkens and McLeod. The audit committee is responsible for recommending the firm to be appointed as independent accountants to audit the Company's financial statements, discussing the scope and results of the audit with the independent accountants, reviewing the functions of the Company's management and independent accountants with respect to the Company's financial statements and performing such other related duties and functions as are deemed appropriate by the audit committee and the board. The compensation committee is responsible for reviewing and establishing the compensation structure for the Company's officers and directors, including salary rates, participation in incentive, compensation and benefit plans, stock options and other forms of compensation. The compensation committee is composed of Messrs. Li, Wilson, Wilkens and Salameh.

EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding the compensation earned by or awarded to the chief executive officer of the Company and each other executive officer of the Company for the first fiscal year of the Company from inception (March 5, 1997) through December 31, 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                                        COMPENSATION
                                                                                           AWARDS
                                                         ANNUAL COMPENSATION            ------------
                                                 ------------------------------------    SECURITIES
                                                                       OTHER ANNUAL      UNDERLYING
NAME AND PRINCIPAL POSITION                      YEAR   SALARY ($)   COMPENSATION ($)   OPTIONS (#)
---------------------------                      ----   ----------   ----------------   ------------
Kwok L. Li.....................................  1997        -0-          10,600(1)           -0-
  Chairman of the Board and Chief
  Technical Officer
William R. Wilson..............................  1997     62,980          16,400(1)           -0-
  President and Chief Executive Officer
James D. Long..................................  1997        -0-             -0-              -0-
  Senior Vice President and
  Chief Financial Officer(2)
Patrick J. McGettigan, Jr......................  1997     46,933          65,000(4)       250,000
  Senior Vice President, Secretary and
  General Counsel(3)

---------------

(1) The compensation for services rendered was paid in the form of shares of Common Stock in May 1997.

(2) Mr. Long became an employee of the Company in March 1998.

(3) Mr. McGettigan became an employee of the Company in September 1997. Prior to being employed by the Company, Mr. McGettigan performed legal services on behalf of the Company. In 1997, Mr. McGettigan's former law firm received approximately $18,000 from the Company.

(4) Granted as a bonus upon Mr. McGettigan becoming an employee of the Company.

OPTION GRANTS IN FISCAL YEAR 1997

     The following table sets forth information concerning the grant of stock options during the fiscal year ended December 31, 1997 to the executive officers named in the Summary Compensation Table.

                                                 INDIVIDUAL GRANTS                     POTENTIAL REALIZABLE
                               -----------------------------------------------------     VALUE AT ASSUMED
                                              PERCENT OF                                 ANNUAL RATES OF
                                NUMBER OF       TOTAL                                      STOCK PRICE
                               SECURITIES      OPTIONS      EXERCISE OR                  APPRECIATION FOR
                               UNDERLYING     GRANTED TO    BASE PRICES                   OPTION TERM(1)
                                 OPTIONS     EMPLOYEES IN    PER SHARE    EXPIRATION   --------------------
NAME                           GRANTED (#)   FISCAL YEAR     ($/SHARE)       DATE       5% ($)     10% ($)
----                           -----------   ------------   -----------   ----------   --------   ---------
Kwok L. Li...................        -0-            *             *             *            *           *
William R. Wilson............        -0-            *             *             *            *           *
James D. Long(2).............        -0-            *             *             *            *           *
Patrick J. McGettigan, Jr....    250,000         13.3%         .625          9/07       98,268     249,022

---------------

 *  Not applicable.

(1) The potential realizable value through the expiration date of options has been determined on the basis of a per share price at the time the options were granted of $.625, compounded annually over ten years, net of the exercise price. These values have been determined based upon assumed rates of appreciation and are not intended to forecast the possible future appreciation, if any, of the price or value of the Company's Common Stock.

(2) Mr. Long was granted an option to acquire 250,000 shares of Common Stock at a price of $.625 per share upon his employment with the Company in 1998. The Company will recognize compensation expense of $118,750 over the vesting period of these options as they were granted at a discount from the then fair market value of the Company's common stock.

AGGREGATED FISCAL YEAR-END OPTION VALUES

     The following table shows information with respect to unexercised options held by the executive officers named in the Summary Compensation Table as of December 31, 1997. No stock options were exercised by any executive officers during the fiscal year ended December 31, 1997.

                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                      OPTIONS HELD AT           IN-THE-MONEY OPTIONS AT
                                                   DECEMBER 31, 1997 (#)       DECEMBER 31, 1997(1) ($)
                                                ---------------------------   ---------------------------
NAME                                            EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                            -----------   -------------   -----------   -------------
Kwok L. Li....................................         *               *             *              *
William R. Wilson.............................         *               *             *              *
James D. Long.................................         *               *             *              *
Patrick J. McGettigan, Jr.....................    80,000         170,000        38,000         80,750

---------------

 *  Not applicable.

(1) Options are "in-the-money" if the price of the Company's Common Stock exceeds the exercise price of the options. The value of unexercised options represents the difference between the exercise price of such options and the value of the Company's Common Stock on December 31, 1997, which is based on a valuation made by an independent firm and which was determined to be $1.10 per share.

1997 INCENTIVE SHARE PLAN

     On June 16, 1997, the Company's 1997 Incentive Share Plan (the "Plan") became effective. On April 1, 1998, the Board of Directors of the Company approved and adopted an amendment and restatement of the Plan which was subsequently approved and adopted by the stockholders of the Company on April 27, 1998. The purpose of the Plan is to provide employees, and certain non-employee directors, and consultants with additional incentives by increasing their ownership interests in the Company.

     Individual awards under the Plan may take the form of one or more of (i) either incentive or non-qualified stock options, (ii) stock appreciation rights,
(iii) restricted stock and (iv) other awards, the value of which is based in whole or in part upon the value of the Common Stock. Options under the Plan have a term of ten years and are generally granted with an exercise price equivalent to market value at the date of grant. Individual option grants vest over time, based upon a schedule approved by the Board of Directors, which is generally four years. All of the Company's Common Stock options vest automatically upon a change in control of the Company, as defined.

     The Compensation Committee administers the Plan, determines the persons who will receive awards and establishes the terms and conditions of those awards. The President of the Company is also authorized, subject to certain limitations, to grant awards to other employees. The maximum number of shares of Common Stock that may be subject to outstanding awards is 20.0 million. As of July 15, 1998, options for 3,404,500 shares had been granted. No options have been exercised other than the option to purchase 1,000,000 shares granted to Mr. McLeod in May 1998, which was exercised in June 1998. See "-- Certain Relationships and Related Transactions -- Financings." Shares of Common Stock which are attributable to awards which have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards.

     Awards under the Plan may be made until January 1, 2007. The Plan may be amended by the Board of Directors without the consent of the stockholders of the Company.

DIRECTOR COMPENSATION

     The directors of the Company who are not also employees of the Company are entitled to receive an annual fee of $10,000 and a fee of $500 for attending each committee meeting not held on the same date as a regular meeting of Directors (Mr. Wilkens and Mr. Salameh have waived all such cash compensation for 1998), plus reimbursement for reasonable expenses incurred in conjunction with attending meetings. Directors are also eligible for grants of awards under the Plan. On May 28, 1998, each of the three outside directors was granted options to purchase 80,000 shares of the Common Stock at $1.10 per share, with options to purchase 20,000 of such shares vesting on each of the first four anniversaries of the date of grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     In 1997, the compensation of the Company's executive officers was determined by the Board of Directors. In 1998, the Board of Directors of the Company appointed a compensation committee consisting of Kwok L. Li, William R. Wilson, Samer Salameh and Roy Wilkens, who will determine the compensation of the Company's executive officers consistent with guidelines established by the Board of Directors. Mr. Li and Mr. Wilson are executive officers of the Company. Kwok L. Li, the Chairman and Chief Technical Officer of the Company, was also the Vice Chairman and a Director of Yurie, a principal supplier of the Company, until its acquisition by Lucent. Mr. Li acts as a consultant to Lucent. As of August 31, 1998, the Company has purchased approximately $11.0 million of products and services from Yurie. The Company has agreed to purchase and Yurie has agreed to supply a minimum of $20.0 million of standard Yurie products during the 18-month period commencing on July 1, 1997.

     Samer Salameh, a Director of the Company, is President, Chief Executive Officer, a Director and Chairman of the Board of Directors of Prodigy, the principal customer of the Company. During the fiscal year ended December 31, 1997, the Company charged Prodigy approximately $22.7 million under the agreements between the Company and Prodigy.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Employment Agreements. The Company has entered into employment agreements with William R. Wilson (the "Wilson Agreement") and Patrick J. McGettigan, Jr. (the "McGettigan Agreement"). The Wilson Agreement terminates on March 15, 2002, and provides for the payment of an initial base salary at an annual rate of not less than $150,000 and entitles him to participate in employee benefit plans offered to senior executives. The McGettigan Agreement terminates on August 31, 1999, and provides for the payment of an initial base salary at an annual rate of not less than $140,000 and entitles him to participate in employee benefit plans offered to senior executives. The base salaries are subject to adjustment by the Board of Directors or the Compensation Committee.

     The Wilson Agreement contains certain confidentiality provisions and provides for termination (a) for cause (i.e., final conviction of a felony or crime involving moral turpitude or willful or grossly negligent violation of the terms regarding confidentiality), (b) upon death or disability or (c) without cause. If Mr. Wilson is terminated upon death or disability or without cause, the Company is required to pay the base salary for the remaining term of the Wilson Agreement. The Company has also indemnified Mr. Wilson pursuant to the Wilson Agreement for actions taken as an officer and director. The Wilson Agreement further provides that Mr. Wilson may engage in other business endeavors without violating any of provisions of the agreement and allows Mr. Wilson to terminate all obligations under the agreement with 30 days written notice.

     The McGettigan Agreement provides for termination for cause (i.e., willful and material breach of the McGettigan Agreement, intentional nonperformance, willful dishonesty, fraud or misconduct with respect to the business or conviction of a felony). If Mr. McGettigan is terminated by the Company for any reason other than cause, the Company is required to pay the base salary for the remaining term of the McGettigan Agreement. In addition, Mr. McGettigan can terminate all obligations under the McGettigan Agreement upon 60 days written notice.

     Financings. In March 1997, the Company issued to its founders, Kwok L. Li and William R. Wilson, 400,000 and 600,000 shares, respectively, of its Common Stock for $0.00167 per share. In May 1997, the Company approved the issuance to Mr. Li and Mr. Wilson of 10.6 million and 16.4 million shares, respectively, of the Company's Common Stock in consideration of services performed since March 1997.

     In March 1997, Mr. Li loaned to the Company an aggregate of $750,000. Such loans were repaid with interest on July 7, 1997. On June 6, 1997, Mr. Li advanced $3.0 million to the Company and on June 19, 1997, Mr. Li advanced an additional $7.0 million to the Company. Such advances were evidenced by a $10.0 million convertible note. On August 9, 1997, Linsang, the assignee of Mr. Li, converted such note into 16.0 million shares of the Common Stock of the Company.

     In December 1997, Linsang loaned $1.0 million to the Company. Such loan is repayable 30 days after written demand or, if no demand is made, on December 1, 2002 and bears interest at the rate of 9.75% per annum beginning in February 1998. In January, March and June 1998, Linsang advanced an additional $3.0 million, $2.0 million and $5.0 million, respectively, to the Company on similar terms. Such indebtedness was refinanced in connection with the Unit Offering. In connection with such refinancing, Linsang purchased 11,000 Units in the Unit Offering.

     In August 1997, Linsang purchased 800,000 shares of the Common Stock for $0.5 million. In addition, in August 1997, Linsang acquired 11.2 million shares of Common Stock of the Company for $7.0 million pursuant to a subscription agreement previously executed by Mr. Li and assigned to Linsang.

     In August 1997, Roy Wilkens and Sandra Wilkens purchased 800,000 shares of the Common Stock of the Company for $0.5 million. Mr. Wilkens became a member of the Board of Directors of the Company in April 1998.

     In September 1997, Orient Star, a wholly owned subsidiary of Carso, purchased 20.0 million shares of Common Stock of the Company for $12.5 million. Orient Star subsequently acquired, pursuant to an option, an additional 5.0 million shares for $3.1 million. Orient Star currently holds approximately 30.2% of the Common Stock of the Company. Samer Salameh, the President of Prodigy, an affiliate of Carso, became a member of the Board of Directors of the Company in April 1998. Carso is a controlling stockholder of Prodigy and a significant stockholder of TelMex.

     In June 1998, Clark McLeod, CEO of McLeodUSA, a regional telecommunications firm in the Midwest, exercised in full a stock option previously granted to him and purchased 1.0 million shares of Common Stock of the Company for $1.1 million. Mr. McLeod became a member of the Board of Directors of the Company in May 1998.

     On July 24, 1998, the Company offered and sold 261,000 Units to the Initial Purchaser pursuant to the Unit Offering, of which 250,000 Units were resold to "qualified institutional buyers" (as defined in Rule 144A under the Securities
Act) and 11,000 Units to Linsang, as stated above. As a result, the Company received $261.0 million.

     Other. Kwok L. Li, the Chairman and Chief Technical Officer of the Company, was also the Vice Chairman and a Director of Yurie, a principal supplier of the Company, until its acquisition by Lucent. Mr. Li acts as a consultant to Lucent. As of August 31, 1998, the Company has purchased approximately $11.0 million of products and services from Yurie. The Company has agreed to purchase and Yurie has agreed to supply a minimum of $20.0 million of standard Yurie products during the 18-month period commencing on July 1, 1997. See
"Business -- Suppliers."

     Samer Salameh, a Director of the Company, is President, Chief Executive Officer, a Director and Chairman of the Board of Directors of Prodigy, the principal customer of the Company. See "Management" and "Business -- Customers" for further discussion of the relationships between the Company and Prodigy. During the fiscal year ended December 31, 1997, the Company charged Prodigy approximately $22.7 million under the agreements between the Company and Prodigy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Prodigy Transactions" for a discussion of the terms of these agreements.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock as of September 15, 1998 by
(i) each executive officer and director of the Company, (ii) each stockholder known by the Company to own beneficially 5% or more of the Company's common stock and (iii) all directors and executive officers of the Company as a group. As of September 15, 1998 the Company had 82.8 million shares of Common Stock outstanding. The Company effected a 100-for-1 stock split on June 3, 1997 and a 10-for-1 stock split on August 8, 1997. All share amounts included in this Prospectus have been adjusted to reflect the effect of these stock splits. All information contained in this Prospectus relating to percentage ownership of the Common Stock does not take into account the 2,642,613 shares of Common Stock issuable upon exercise of the Warrants.

                                                              NUMBER OF
                            NAME                                SHARES      PERCENTAGE
                            ----                              ----------    ----------
Kwok L. Li..................................................  39,000,000(1)    47.1%
Linsang Partners, L.L.C. ...................................  28,000,000(2)    33.8%
William R. Wilson...........................................  17,000,000       20.5%
Clark McLeod................................................   1,000,000        1.2%
Roy A. Wilkens..............................................     800,000(3)     1.0%
James D. Long...............................................      80,000(4)       *
Samer Salameh...............................................         -0-(5)     -0-
Patrick J. McGettigan, Jr. .................................     122,500(4)       *
Orient Star.................................................  25,000,000       30.2%
  Paseo de las Palmas #736
  Col Lomas de Chapultepec
  Mexico DF CP 11000
Directors and executive officers as a group (7 people)......  57,960,000(6)    69.9%

---------------

 *  Less than 1%.

(1) Includes 28.0 million shares owned beneficially and of record by Linsang, a limited liability company controlled by Mr. Li. Excludes 111,375 shares issuable upon exercise of Warrants included as part of Units purchased by Linsang in the Offering.

(2) Such shares are included in the shares shown as beneficially owned by Kwok
    L. Li. Excludes 111,375 shares issuable upon exercise of Warrants included as part of Units purchased by Linsang in the Unit Offering.

(3) Such shares are held by Mr. Wilkens and Sandra L. Wilkens in joint tenancy.

(4) Consists of shares subject to stock options granted under the Plan that are exercisable within 60 days of the date of this Offering.

(5) Excludes stock owned by Orient Star, a wholly owned subsidiary of Carso. Carso is a controlling shareholder of Prodigy and Mr. Salameh is President, Chief Executive Officer, a director and Chairman of the Board of Directors of Prodigy. Mr. Carlos Slim Helu, a Mexican citizen, and certain members of his immediate family, directly and through their ownership of a majority of the voting and economic interests in two trusts, own a majority of the outstanding voting equity securities of Carso.

(6) See notes 1 through 5 above.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The following is a summary of the material terms of certain indebtedness of the Company.

     In connection with the Company's agreement with Ericsson, Ericsson provided a $5.0 million credit facility to the Company. See "Business -- Suppliers". Such credit facility is evidenced by a Secured Promissory Note and Agreement dated April 30, 1998, providing for interest at the rate of 11% per annum on the outstanding balance thereunder, payable monthly in arrears on the first business day of each calendar month commencing on June 1, 1998. The Secured Promissory Note and Agreement provided that all principal and accrued and unpaid interest under such Secured Promissory Note and Agreement would become due and payable in full upon the earlier of (i) the date the Company sells any of its equity securities or debt instruments or securities (other than issuances of equities securities to officers, directors, employees, or consultants in the ordinary course of business) in an aggregate amount equal to or greater than the then outstanding principal amount thereunder, and (ii) October 30, 1998. Thus, all outstanding principal and accrued and unpaid interest under such Secured Promissory Note and Agreement became due upon consummation of the Unit Offering. Such Secured Promissory Note and Agreement was secured by a security interest in the Company's Yurie ATM switches (with certain exceptions), Ericsson power equipment, and concrete shelters. As of June 30, 1998, the outstanding principal balance due under such Secured Promissory Note and Agreement was $1.5 million. Such indebtedness was repaid with the proceeds of the Unit Offering.

     The Company is indebted to Linsang, a stockholder of the Company controlled by the Company's Chairman of the Board and Chief Technical Officer, Kwok L. Li, for an aggregate of $11.0 million in principal, plus accrued interest, as a result of advances made by Linsang to the Company. See "Management -- Certain Relationships and Related Transactions." Such indebtedness, initially represented by demand notes bearing annual interest of 9.75% and maturing on the earlier of written demand or December 1, 2002, was exchanged for 11,000 Units in connection with the Unit Offering.

     As of June 30, 1998, the Company had outstanding total future commitments relating to noncancelable capital and operating leases of $21.5 million and $2.3 million, respectively. Operating leases primarily relate to leases of the NOCs and the Company's corporate offices. Capital leases primarily relate to Network equipment and require payments on a monthly basis over periods ranging from 24 to 48 months, with implicit interest rates of 9.0% to 12.0%. As of June 30, 1998 the Company was required to make minimum capital and operating lease payments of $5.5 million, $9.6 million, $7.2 million, $1.0 million, $0.3 million and $0.2 million in the last six months of 1998, calendar 1999, 2000, 2001, 2002 and 2003, respectively.

     On July 24, 1998, the Company offered and sold 261,000 Units to the Initial Purchaser pursuant to the Unit Offering, of which 250,000 Units were resold to "qualified institutional buyers" (as defined in Rule 144A under the Securities
Act) and 11,000 Units to Linsang. As a result, the Company incurred $261.0 million of Senior Debt.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company presently consists of 150.0 million shares of Common Stock and 25.0 million shares of Preferred Stock, $.001 par value per share ("Preferred Stock"). At September 15, 1998, there were 82.8 million outstanding shares of Common Stock and no shares of Preferred Stock outstanding.

     The following are summaries of the terms of the Common Stock and the Preferred Stock. Such summaries do not purport to be complete and are subject in all respects to the Certificate of Incorporation and By-laws of the Company.

COMMON STOCK

     The holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors of the Company out of funds legally available therefor. See "Risk -- Factors Dividend Policy."

     The holders of Common Stock are entitled to one vote for each share on all matters voted upon by stockholders, including the election of directors. Shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such shares voting for the election of directors can elect 100% of the directors if they choose to do so and, in such event, the holders of the remaining shares so voting will not be able to elect any directors. See "Risk Factors -- Control by Principal Stockholders and Management; Transactions with Related Parties." Holders of Common Stock do not have any conversion, redemption or preemptive rights. In the event of the dissolution, liquidation or winding up of the Company, holders of Common Stock will be entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of the Company's indebtedness, and the liquidation preference of any Preferred Stock then outstanding.

PREFERRED STOCK

     Under Delaware law and the Company's Certificate of Incorporation, the Company's Board of Directors has authority to issue, without further action by stockholders, one or more series of Preferred Stock, and to determine at the time of issuance of each such series the rights and preferences thereof (including dividend rate, liquidation priority, benefit of a sinking fund, redemption and conversion and voting rights, if any). The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power or other rights of the holders of Common Stock.

     Holders of the Preferred Stock would be entitled to receive dividends, as specifically provided with respect to each series, prior to the payment or declaration of any dividends for the Common Stock.

CERTAIN BY-LAW PROVISIONS

     The Company's By-laws provide additional notice requirements for stockholder nominations of candidates for election to the Board of Directors and proposals for other business that may be properly brought before a meeting of stockholders.

                            DESCRIPTION OF THE NOTES

GENERAL

     The Original Notes were issued, and the Exchange Notes are issuable, under the Indenture dated as of July 24, 1998, between the Company and Bank of Montreal Trust Company, as trustee (the "Trustee"), a copy of which has been filed as an exhibit to the Registration Statement. The form and terms of the Exchange Notes will be identical in all material respects to the form and terms of the Original Notes, except that the Exchange Notes will have been registered under the Securities Act and, therefore, will not bear legends restricting transfer thereof. The Exchange Notes and the Original Notes are deemed the same class of notes under the Indenture and are both entitled to the benefits thereof. Whenever particular sections or defined terms of the Indenture not otherwise defined herein are referred to, such sections or defined terms are incorporated herein by reference.

     The following summary of certain provisions of the Indenture, the Notes and the Escrow and Disbursement Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended, and the Escrow Agreement. Capitalized terms used herein and not otherwise defined have the meanings set forth in the section "Certain Definitions."

     The Indenture provides for the issuance of up to $50.0 million aggregate principal amount of additional Notes having identical terms and conditions to the Notes offered hereby (the "Additional Notes"), subject to compliance with the covenants contained in the Indenture. Any Additional Notes will be part of the same issue as the Notes offered hereby and will vote on all matters with the Notes offered hereby.

     Principal of, premium, if any, and interest on the Notes is payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, The City of New York (which initially shall be the corporate trust office of the Trustee, at 88 Pine Street, 19th Floor, New York, New York 10005), except that, at the option of the Company, payment of interest may be made by check mailed to the registered holders of the Notes at their registered addresses.

     The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

TERMS OF THE NOTES

     The Original Notes are and the Exchange Notes will be senior obligations of the Company and will mature on July 15, 2008. Each Note will bear interest at a rate per annum shown on the front cover of this Prospectus from July 24, 1998, or from the most recent date to which interest has been paid or provided for, payable semiannually to Holders of record at the close of business on the January 1 or July 1 immediately preceding the interest payment date on January 15 and July 15 of each year, commencing January 15, 1999.

DISBURSEMENT OF FUNDS; ESCROW ACCOUNT

     The Company has deposited $56.8 million in Temporary Cash Investments, an amount that, together with the interest received thereon, is sufficient to pay when due the first four semi-annual interest payments on the Notes. Such amounts will be deposited in an escrow account (the "Escrow Account") held by the Escrow Agent for the benefit of the Trustee under the Indenture in accordance with the Escrow and Disbursement Agreement. The Company will enter into the Escrow and Disbursement Agreement, which will provide, among other things, that funds may be disbursed from the Escrow Account only to pay interest on the Notes (or, if a portion of the Notes has been retired by the Company, funds representing the interest payment on the retired Notes may be paid to the Company). Pending such disbursement, the Company will cause all funds contained in the Escrow Account to be invested in Temporary Cash Investments. Interest earned on these Temporary Cash Investments will be added to the Escrow Account.

     Under the Escrow and Disbursement Agreement, the Company will grant to the Trustee, for the benefit of the holders, a first priority and exclusive security interest in the Escrow Account (the "Escrow Collateral"). The Escrow and Disbursement Agreement will provide that the Trustee may foreclose on the Escrow Collateral upon acceleration of the maturity of the Notes. Under the terms of the Indenture, the proceeds of the Escrow Collateral will be applied, first, to amounts owing to the Escrow Agent in respect of fees and expenses of the Escrow Agent, and second, to the obligations of the Company to the holders under the Notes and the Indenture. The ability of holders to realize upon the Escrow Collateral may be subject to certain bankruptcy law limitations in the event of the bankruptcy of the Company.

     Upon payment in full of the first four scheduled semi-annual payments on the Notes, if no Default or Event of Default has occurred and is continuing, the Escrow Collateral, if any, then remaining will be released to the Company.

OPTIONAL REDEMPTION

     Except as set forth in the following paragraph, the Notes will not be redeemable at the option of the Company prior to July 15, 2003. On or after such date, the Notes will be redeemable at the option of the Company, in whole or in part, on not less than 30 nor more than 60 days prior notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest and liquidated damages (if any) to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on July 15 of the years set forth below:

                                                               REDEMPTION
                            YEAR                                 PRICE
                            ----                               ----------
2003........................................................    105.875%
2004........................................................    103.917%
2005........................................................    101.958%
2006 and thereafter.........................................    100.000%

In addition, at any time and from time to time prior to July 15, 2001, the Company may redeem up to a maximum of 35% of the original aggregate principal amount of the Notes (calculated giving effect to any issuance of Additional Notes) with the Net Cash Proceeds of one or more Equity Offerings by the Company, at a redemption price equal to 111.75% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original aggregate principal amount of the Notes remains outstanding immediately after each such redemption (calculated giving effect to any issuance of Additional Notes). Any such redemption shall be made within 60 days of such Equity Offering upon not less than 30 nor more than 60 days notice mailed to each holder of Notes being redeemed and otherwise in accordance with the procedures set forth in the Indenture.

SELECTION

     In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

RANKING

     The indebtedness evidenced by the Notes will be unsecured Senior Indebtedness of the Company, will rank pari passu in right of payment with all existing and future Senior Indebtedness of the Company and will be senior in right of payment to all existing and future Subordinated Obligations, which must be specifically designated as subordinate to the Notes, of the Company. The Notes will also be effectively subordinated to any Secured Indebtedness of the Company and its subsidiaries to the extent of the value of the assets securing such Indebtedness.

     At June 30, 1998, after giving pro forma effect to the Unit Offering and the application of the proceeds therefrom, the Company would have had $21.2 million of Indebtedness outstanding (other than the Notes), all of which would have been Senior Indebtedness and all of which would have been Secured Indebtedness. The Company currently does not have any Subsidiaries.

     Although the Indenture contains limitations on the amount of additional Indebtedness that the Company may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "-- Certain Covenants Limitation on Indebtedness".

CHANGE OF CONTROL

     Upon the occurrence of any of the following events (each a "Change of Control"), each Holder will have the right to require the Company to repurchase all or any part of such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that notwithstanding the occurrence of a Change of Control, the Company shall not be obligated to repurchase the Notes pursuant to this section in the event that it has exercised its right to redeem all the Notes under the terms of the section titled "Optional Redemption":

          (i) prior to the first public offering of common stock of the Company, the Permitted Holders cease to be the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of a majority in the aggregate of the total voting power of the Voting Stock of the Company, whether as a result of issuance of securities of the Company, any merger, consolidation, liquidation or dissolution of the Company, any direct or indirect transfer of securities by any Permitted Holder or otherwise (for purposes of this clause (i) and clause (ii) below, the Permitted Holders shall be deemed to beneficially own any Voting Stock of an entity (the "specified entity") held by any other entity (the "parent entity") so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent entity);

          (ii) on the date of or after the first public offering of common stock of the Company referred in clause (i), (A) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in clause (i) above, except that for purposes of this clause (ii) such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company and (B) the Permitted Holders "beneficially own" (as defined in clause (i) above), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors (for the purposes of this clause (ii), such other person shall be deemed to beneficially own any Voting Stock of a specified entity held by a parent entity, if such other person is the beneficial owner (as defined in this clause (ii)), directly or indirectly, of more than 35% of the voting power of the Voting Stock of such parent entity and the Permitted Holders "beneficially own" (as defined in clause (i) above), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent entity);

          (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office;

          (iv) the adoption of a plan relating to the liquidation or dissolution of the Company; or

          (v) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company to another Person (other than a Person that is controlled by the Permitted Holders), and, in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving Person or transferee that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving Person or transferee.

     Within 30 days following any Change of Control, the Company shall mail a notice to each Holder with a copy to the Trustee (the "Change of Control Offer") stating: (1) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date); (2) the circumstances and relevant facts and financial information regarding such Change of Control; (3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (4) the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its Notes purchased.

     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     The Company will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this paragraph by virtue thereof.

     The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchaser. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings. Restrictions on the ability of the Company to incur additional Indebtedness are contained in the covenants described under "Certain Covenants -- Limitation on Indebtedness", "Certain Covenants -- Limitation on Liens" and "Certain Covenants -- Limitation on Sale/Leaseback Transactions". Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

     Future Senior Indebtedness of the Company may contain prohibitions of certain events which would constitute a Change of Control or require such Senior Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Notes could cause a default under such Senior Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the Holders upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. The provisions under the Indenture relative to the Company's obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

CERTAIN COVENANTS

     The Indenture contains covenants including, among others, the following:

     Limitation on Indebtedness. (a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company may Incur Indebtedness if on the date of such Incurrence and after giving effect thereto the Debt to Annualized

Operating Cash Flow Ratio would be less than or equal to 6.0:1.0 if such Indebtedness is Incurred prior to July 15, 2001 and less than or equal to 5.5:1.0 if such Indebtedness is Incurred on or after such date.

     (b) Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries may Incur the following Indebtedness:

          (i) Bank Indebtedness in an aggregate principal amount not to exceed $75.0 million less the aggregate amount of all repayments of principal applied to permanently reduce any such Indebtedness;

          (ii) Indebtedness of the Company owed to and held by any Wholly Owned Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by the Company or any Wholly Owned Subsidiary; provided, however, that (i) any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof and (ii) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes;

          (iii) Indebtedness (A) represented by the Notes (not including any Additional Notes), (B) outstanding on the Closing Date (other than the Indebtedness described in clauses (i) and (ii) above), (C) consisting of Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (iii) (including Indebtedness Refinancing) or the foregoing paragraph (a), (D) consisting of Guarantees of any Indebtedness permitted under clauses (i) and (ii) of this paragraph (b) and (E) consisting of any Guarantees of the Notes;

          (iv) (A) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary of or was otherwise acquired by the Company); provided, however, that on the date that such Restricted Subsidiary is acquired by the Company, the Company would have been able to Incur $1.00 of additional Indebtedness pursuant to the foregoing paragraph (a) after giving effect to the Incurrence of such Indebtedness pursuant to this clause (iv) and (B) Refinancing Indebtedness Incurred by a Restricted Subsidiary in respect of Indebtedness Incurred by such Restricted Subsidiary pursuant to this clause (iv);

          (v) Indebtedness (A) in respect of performance bonds, bankers' acceptances, letters of credit and surety or appeal bonds provided by the Company and the Restricted Subsidiaries in the ordinary course of their business, and (B) under Hedging Obligations entered into for bona fide hedging purposes of the Company in the ordinary course of business; provided, however, that such Hedging Obligations do not increase the Indebtedness of the Company outstanding at any time other than as a result of fluctuations in interest rates or currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

          (vi) Purchase Money Indebtedness, provided that the amount of such Purchase Money Indebtedness does not exceed the lesser of 80% of (a) the Fair Market Value of or (b) the cost of the construction, installation, acquisition, lease, development or improvement of, the applicable Telecommunications Assets;

          (vii) Contribution Indebtedness; or

          (viii) Indebtedness (other than Indebtedness permitted to be Incurred pursuant to the foregoing paragraph (a) or any other clause of this paragraph (b)) in an aggregate principal amount on the date of Incurrence that, when added to all other Indebtedness Incurred pursuant to this clause
     (viii) and then outstanding, shall not exceed $40.0 million.

     (c) Notwithstanding the foregoing, the Company may not Incur any Indebtedness pursuant to paragraph (b) above if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any Subordinated Obligations unless such Indebtedness will be subordinated to the Notes to at least the same extent as such Subordinated Obligations.

     (d) Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rates of currencies. For purposes of determining the outstanding principal amount of any particular Indebtedness Incurred pursuant to this covenant, (i) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness and (ii) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in this covenant, the Company, in its sole discretion, shall classify such Indebtedness and only be required to include the amount of such Indebtedness in one of such clauses. Once so classified, such Indebtedness shall retain such classification until repaid.

     Limitation on Restricted Payments. (a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to (i) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company) or similar payment to the direct or indirect holders of its Capital Stock except dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and except dividends or distributions payable to the Company or another Restricted Subsidiary (and, if such Restricted Subsidiary has stockholders other than the Company or other Restricted Subsidiaries, to its other stockholders on a pro rata basis), (ii) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company or any Restricted Subsidiary held by Persons other than the Company or another Restricted Subsidiary, (iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) or
(iv) make any Investment (other than a Permitted Investment) in any Person (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment being herein referred to as a "Restricted Payment") if at the time the Company or such Restricted Subsidiary makes such Restricted Payment: (1) a Default will have occurred and be continuing (or would result therefrom); (2) the Company could not Incur at least $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "-- Limitation on Indebtedness"; or (3) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of the Board of Directors) declared or made subsequent to the Closing Date would exceed the sum of: (A)(i) 100% of Consolidated Operating Cash Flow accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Closing Date occurs to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Consolidated Operating Cash Flow during such period is a deficit, minus 100% of such deficit), minus (ii) 150% of Consolidated Interest Expense accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Closing Date occurs to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment; plus, (B) the aggregate Net Cash Proceeds received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Closing Date (other than an issuance or sale to (x) a Subsidiary of the Company or (y) an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries); plus, (C) the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Closing Date of any Indebtedness of the Company or its Restricted Subsidiaries issued after the Closing Date which is convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash or the fair market value of other property distributed by the Company or any Restricted Subsidiary upon such conversion or exchange); plus, (D) the amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from (i) payments of dividends, repayments of the principal of loans or advances or other transfers of assets to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries or (ii) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investment") not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was included in the calculation of the amount of Restricted Payments; and less, (E) the aggregate principal amount of any outstanding Contribution Indebtedness or, if less, the Cash Contribution Amount.

     (b) The provisions of the foregoing paragraph (a) will not prohibit: (i) any purchase, repurchase, retirement or other acquisition or retirement for value of Capital Stock of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries); provided, however, that such purchase, repurchase, retirement or other acquisition or retirement for value will be excluded in the calculation of the amount of Restricted Payments;
(ii) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of the Company that is permitted to be Incurred pursuant to paragraph (b) of the covenant described under "-- Limitation on Indebtedness" or Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries); provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value will be excluded in the calculation of the amount of Restricted Payments; (iii) any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted by the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock"; provided, however, that such purchase or redemption will be included in the calculation of the amount of Restricted Payments; (iv) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that such dividend will be included in the calculation of the amount of Restricted Payments; or (v) the repurchase or other acquisition of shares of, or options to purchase shares of, common stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such common stock; provided, however, that the aggregate amount of such repurchases shall not exceed $1.0 million in any calendar year and $3.0 million in the aggregate; provided further, that such repurchases and other acquisitions shall be included in the calculation of the amount of Restricted Payments.

     Limitation on Restrictions on Distributions from Restricted
Subsidiaries. The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company, (ii) make any loans or advances to the Company or (iii) transfer any of its property or assets to the Company, except: (1) any encumbrance or restriction pursuant to
(A) an agreement in effect at or entered into on the Closing Date or (B) an agreement entered into in connection with the Incurrence of Indebtedness permitted under clause (b)(i) or (b)(vi) of the covenant described under "-- Limitation on Indebtedness", provided that the chief financial officer of the Company has determined in good faith that any restriction incurred pursuant to this clause (B) is customary for similar Incurrences of Indebtedness; (2) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by the Company) and outstanding on such date; (3) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (1) or (2) of this covenant or this clause (3) or contained in any amendment to an agreement referred to in clause (1) or (2) of this covenant or this clause (3); provided, however, that the encumbrances and restrictions contained in any such refinancing agreement or amendment are no less favorable to the Noteholders than the encumbrances and restrictions contained in such predecessor agreements; (4) in the case of clause
(iii), any encumbrance or restriction (A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or (B) contained in security agreements securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements; and (5) with respect to a Restricted Subsidiary, any restriction imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition.

     Limitation on Sales of Assets and Subsidiary Stock. (a) The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless (i) the Company or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming sole responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the Fair Market Value of the shares and assets subject to such Asset Disposition, (ii) at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents and (iii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be) (A) first, to the extent the Company elects (or is required by the terms of any Bank Indebtedness) to (x) reinvest in Telecommunications Assets (including by means of an Investment in Telecommunications Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary) or (y) prepay, repay, redeem or purchase Bank Indebtedness of the Company Incurred pursuant to clause
(b)(i) of the covenant described under "-- Limitation on Indebtedness", in each case within 180 days after the later of the date of such Asset Disposition or the receipt of such Net Available Cash; (B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to make an Offer (as defined below) to purchase Notes pursuant to and subject to the conditions set forth in section (b) of this covenant within 365 days after the later of such Asset Disposition or the receipt of such Net Available Cash; provided, however, that if the Company elects (or is required by the terms of any other Senior Indebtedness), such Offer may be made ratably to purchase the Notes and other Senior Indebtedness of the Company, and (C) third, to fund (to the extent consistent with any other applicable provision in the Indenture) any corporate purpose. Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions that is not applied in accordance with this covenant exceeds $5.0 million.

     For the purposes of this covenant, the following are deemed to be cash: (x) the assumption of Indebtedness of the Company (other than Disqualified Stock of the Company) or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition and (y) securities received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 60 days of such receipt.

     (b) In the event of an Asset Disposition that requires the purchase of Notes (and other Senior Indebtedness) pursuant to clause (a)(iii)(B) of this covenant, the Company will be required to purchase Notes (and other Senior Indebtedness) tendered pursuant to an offer by the Company for the Notes (and other Senior Indebtedness) (the "Offer") at a purchase price of 100% of their principal amount plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase in accordance with the procedures (including prorating in the event of oversubscription), set forth in the Indenture. If the aggregate purchase price of Notes (and other Senior Indebtedness) tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of the Notes (and other Senior Indebtedness), the Company may apply the remaining Net Available Cash in accordance with clause (a)(iii)(C) of this covenant. The Company will not be required to make an Offer for Notes (and other Senior Indebtedness) pursuant to this covenant if the Net

Available Cash available therefor (after application of the proceeds as provided in clause (a)(iii)(A)) is less than $5.0 million for any particular Asset Disposition (which lesser amount will be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

     (c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

     Limitation on Transactions with Affiliates. (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") unless such transaction is on terms (i) that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate, (ii) that, in the event such Affiliate Transaction involves an aggregate amount in excess of $1.0 million, (1) are set forth in writing and (2) have been approved by a majority of the members of the Board of Directors having no personal stake in such Affiliate Transaction and (iii) that, in the event such Affiliate Transaction involves an amount in excess of $20.0 million, have been determined by a nationally recognized appraisal or investment banking firm to be fair, from a financial standpoint, to the Company and its Restricted Subsidiaries.

     (b) The provisions of the foregoing paragraph (a) will not prohibit (i) any Restricted Payment permitted to be paid pursuant to the covenant described under "-- Limitation on Restricted Payments", (ii) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors, (iii) the grant of stock options or similar rights to employees and directors of the Company pursuant to plans approved by the Board of Directors, (iv) loans or advances to employees in the ordinary course of business in accordance with past practices of the Company, but in any event not to exceed $2.0 million in the aggregate outstanding at any one time, (v) the payment of reasonable fees to directors of the Company and its Subsidiaries who are not employees of the Company or its Subsidiaries, (vi) any transaction between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries or (vii) any transaction pursuant to, and on the terms set forth in, the Prodigy Agreement.

     Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries. The Company will not permit (a) any Restricted Subsidiary of the Company to issue any Capital Stock except for (i) Capital Stock issued or sold to, held by or transferred to the Company or a Wholly Owned Subsidiary, (ii) Capital Stock issued by a Person prior to the time (A) such Person becomes a Restricted Subsidiary of the Company, (B) such Person merges with or into a Restricted Subsidiary of the Company or (C) a Restricted Subsidiary of the Company merges with or into such Person; provided that such Capital Stock was not issued or Incurred by such Person in anticipation of the type of transaction contemplated by subclause (A), (B) or (C) (excluding for purposes of this proviso, shares of Capital Stock issued in connection with customary accelerated vesting provisions contained in option or similar plans or agreements which are accelerated as a result of a change of control of such Person and which option or similar plans or agreements were not adopted or implemented solely in anticipation of or in connection with such transaction) or (b) any person (other than the Company or a Wholly Owned Subsidiary) to acquire Capital Stock of any Restricted Subsidiary of the Company from the Company or any Restricted Subsidiary of the Company, except, in the case of each of clause (a) or (b), (1) upon the acquisition of all the outstanding Capital Stock of such Restricted Subsidiary in accordance with the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock", (2) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary, and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made pursuant to the covenant described under "-- Limitation on Restricted Payments" if made on the date of such issuance or sale, and (3) if required, the issuance, transfer, conveyance, sale or other disposition of directors' qualifying shares.

     Limitation on Liens. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien of any nature whatsoever on any of its property or assets (including Capital Stock of a Restricted Subsidiary), whether owned at the Closing Date or thereafter acquired, other than Permitted Liens, without effectively providing that the Notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured; provided, that if such obligations are expressly subordinated to the Notes or the Subsidiary Guarantees the Lien securing such obligations will be subordinated and junior to the Lien securing the Notes with the same relative priority as such obligations have with respect to the Notes or the Subsidiary Guarantees.

     Commission Reports. Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act the Company will file with the Commission and provide the Trustee and Noteholders and prospective Noteholders (upon request) within 15 days after it files them with the Commission, copies of its annual report and the information, documents and other reports that are specified in Sections 13 and 15(d) of the Exchange Act. In addition, following a public offering of the common stock of the Company, the Company shall furnish to the Trustee and the Noteholders, promptly upon their becoming available, copies of the annual report to stockholders and any other information provided by the Company to its public stockholders generally. The Company also will comply with the other provisions of Section 314(a) of the TIA.

     Future Subsidiary Guarantors. The Company will cause each Restricted Subsidiary that Incurs Indebtedness to become a Subsidiary Guarantor, and execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes. Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Restricted Subsidiary without rendering the Subsidiary Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

     Limitation on Lines of Business. The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Telecommunications Business.

     Limitation on Sale/Leaseback Transactions. The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless (a) the Company or such Restricted Subsidiary would be entitled to (i) Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to the covenant described under "-- Limitation on Indebtedness" and
(ii) create a Lien on such property securing such Attributable Debt without equally and ratably securing the Notes pursuant to the covenant described under "-- Limitation on Liens", (b) the net proceeds received by the Company or such Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair market value (as determined in good faith by the Board of Directors) of such property and (c) the transfer of such property is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described under "-- Limitation on Sale of Assets and Subsidiary Stock".

MERGER AND CONSOLIDATION

     The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:
(i) the resulting, surviving or transferee Person (the "Successor Company") will be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by a supplemental indenture and other appropriate documents, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes, the Indenture and the Escrow and Disbursement Agreement; (ii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness under paragraph (a) of the covenant described under "-- Certain Covenants -- Limitation on Indebtedness"; (iv) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture and other appropriate documents (if any) comply with the Indenture and the Escrow and Disbursement Agreement; (v) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such transaction and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such transaction had not occurred; and (vi) the Company shall have delivered to the Trustee an Opinion of Counsel (subject to customary exceptions) to the effect that any Subsidiary Guarantee shall remain in full force and effect after such transaction.

     The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Escrow and Disbursement Agreement, but the predecessor Company in the case of a conveyance, transfer or lease of all or substantially all its assets will not be released from the obligation to pay the principal of and interest on the Notes.

     The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, all or substantially all of its assets to any Person unless: (i) the resulting, surviving or transferee Person will be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such Person (if not a Subsidiary Guarantor) will expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee; (ii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been incurred by such Person at the time of such transaction), no Default shall have occurred and be continuing; and (iii) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

     Notwithstanding the foregoing, (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (b) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction to realize tax or other benefits.

DEFAULTS

     An Event of Default is defined in the Indenture as (i) a default in any payment of interest on any Note when due and payable, continued for 30 days,
(ii) a default in the payment of principal of any Note when due and payable at its Stated Maturity, upon required redemption or repurchase, upon declaration or otherwise, (iii) the failure by the Company to comply with its obligations under the covenant described under "-- Merger and Consolidation", (iv) the failure by the Company to comply for 30 days after notice with any of its obligations under the covenants described under "-- Change of Control" or "-- Certain Covenants" (in each case, other than a failure to purchase Notes) or any of its agreements contained in the Escrow and Disbursement Agreement, (v) the failure by the Company to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture, (vi) the failure by the Company or any Subsidiary to pay any Indebtedness within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $5.0 million or its foreign currency equivalent (the "cross acceleration provision") and such failure continues for 10 days after receipt of the notice specified in the Indenture, (vii) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the "bankruptcy provisions"), (viii) the rendering of any judgment or decree for the payment of money in excess of $5.0 million or its foreign currency equivalent against the Company or a Significant Subsidiary if (A) an enforcement proceeding thereon is commenced by any creditor or (B) such judgment or decree remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed (the "judgment default provision"), (ix) any Subsidiary Guarantee ceases to be in full force and effect (except as contemplated by the terms thereof) or any Subsidiary Guarantor or Person acting by or on behalf of such

Subsidiary Guarantor denies or disaffirms such Subsidiary Guarantor's obligations under the Indenture or any Subsidiary Guarantee and such Default continues for 10 days after receipt of the notice specified in the Indenture, or
(x) the Company challenging the Lien on the Escrow Collateral under the Escrow and Disbursement Agreement prior to the time that the Escrow Collateral is to be released to the Company, the Escrow Collateral becoming subject to any lien other than liens under the Escrow Agreement or the Escrow and Disbursement Agreement becomes, or the Company asserts that the Escrow and Disbursement Agreement is, invalid and unenforceable, other than in accordance with its terms.

     The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

     However, a default under clauses (iv), (v), (vi) or (ix) will not constitute an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified in clauses
(iv), (v), (vi) or (ix) hereof after receipt of such notice.

     If an Event of Default (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes by notice to the Company may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs, the principal of and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless (i) such Holder has previously given the Trustee notice that an Event of Default is continuing, (ii) Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee in writing to pursue the remedy, (iii) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity and (v) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

     The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within the earlier of 90 days after it occurs or 30 days after it is known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note (including payments pursuant to the redemption provisions of such Note), the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during

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

the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Events of Default, their status and what action the Company is taking or proposes to take in respect thereof.

AMENDMENTS AND WAIVERS

     Subject to certain exceptions, the Indenture or the Notes may be amended with the written consent of the Holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected, no amendment may, among other things, (i) reduce the amount of Notes whose Holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest or any liquidated damages on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note,
(iv) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "-- Optional Redemption", (v) make any Note payable in money other than that stated in the Note, (vi) impair the right of any Holder to receive payment of principal of and interest or any liquidated damages on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes, (vii) make any change in the amendment provisions which require each Holder's consent or in the waiver provisions,
(viii) modify the Subsidiary Guarantees in any manner adverse to the Holders, or
(ix) modify the provisions of the Escrow and Disbursement Agreement or the Indenture relating to the Escrow Collateral in any manner adverse to the Holders or release any of the Escrow Collateral from the Lien under the Escrow and Disbursement Agreement or permit any other obligation to be secured by the Escrow Collateral.

     Without the consent of any Holder, the Company and Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the
Code), to add additional Guarantees with respect to the Notes, to secure the Notes, to add to the covenants of the Company for the benefit of the Noteholders or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any Holder, subject to the provisions of the Indenture, to provide for the issuance of the Exchange Notes, or Additional Notes or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the TIA.

     The consent of the Noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

     After an amendment under the Indenture becomes effective, the Company is required to mail to the Noteholders a notice briefly describing such amendment. However, the failure to give such notice to all Noteholders, or any defect therein, will not impair or affect the validity of the amendment.

TRANSFER AND EXCHANGE

     A Noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a Noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Noteholder to pay any taxes required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption or to transfer or exchange any Note for a period of 15 days prior to a selection of Notes to be redeemed. The Notes will be issued in registered form and the registered holder of a Note will be treated as the owner of such Note for all purposes.

DEFEASANCE

     The Company at any time may terminate all its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under the covenants described under "-- Certain Covenants", the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under "-- Defaults", the provisions described under "Change of Control" and the limitations contained in clause
(iii) under the first paragraph of "-- Merger and Consolidation" ("covenant defeasance").

     The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iv), (vi), (vii) (with respect only to Significant Subsidiaries) or (viii) under "-- Defaults" or because of the failure of the Company to comply with clause (iii) under the first paragraph of "-- Merger and Consolidation".

     In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

CONCERNING THE TRUSTEE

     The Bank of Montreal Trust Company is to be the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.

GOVERNING LAW

     The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

BOOK ENTRY, DELIVERY AND FORM

     Except as described in the next paragraph, the Exchange Notes (and the related guarantees) initially will be represented by a single permanent global certificate in definitive, fully registered form (the "Global Note"). The Global Note will be deposited promptly after the Expiration Date with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of a nominee of the Depositary. Notes (i) originally purchased by or transferred to "foreign purchasers" or (ii) held by qualified institutional buyers or Accredited Investors (as defined in Regulation D under the Securities Act) who are not "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) ("QIBs") who elect to take physical delivery of their certificates instead of holding their interests through the Global Note (and which are thus ineligible to trade through the Depositary) (collectively referred to herein as the "Non-Global Purchasers") will be issued in registered form (the "Certificated Security"). Upon the transfer to a QIB of any Certificated Security initially issued to a Non-Global Purchaser, such Certificated Security will, unless the transferee requests otherwise or the Global Note has previously been exchanged in whole for Certificated Securities, be exchanged for an interest in the Global Note. For a description of the restrictions on the transfer of Certificated Securities and any interest in the Global Note.

     The Global Note. The Company expects that pursuant to procedures established by the Depositary (i) upon the issuance of the Global Note, the Depositary or its custodian will credit, on its internal system, the principal amount of Notes of the individual beneficial interests represented by such Global Note to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Note will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the Initial Purchaser and ownership of beneficial interests in the Global Note will be limited to persons who have accounts with the Depositary ("participants") or persons who hold interests through participants. QIBs may hold their interests in the Global Note directly through the Depositary if they are participants in such system, or indirectly through organizations which are participants in such system. So long as the Depositary, or its nominee, is the registered owner or holder of the Notes, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture. No beneficial owner of an interest in the Global Note will be able to transfer that interest except in accordance with the procedures of the Depositary, in addition to those provided under the Indenture with respect to the Notes.

     The Depositary has advised the Company that it is (i) a limited purpose trust company organized under the laws of the State of New York, (ii) a "banking organization" within the meaning of the New York Banking Law, (iii) a member of the Federal Reserve System, (iv) a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and (v) a "clearing agency" registered pursuant to Section 17A of the Exchange Act. The Depositary was created to hold securities for its participants (collectively, the "Participants") and facilitates the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants in the Depositary include securities brokers and dealers (including the Initial Purchaser), banks and trust companies, clearing corporations and certain other organizations. Indirect access to the system of the Depositary is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Investors who are not Participants may beneficially own securities held by or on behalf of the Depositary only through Participants or Indirect Participants.

     The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the Securities represented by a global security to such persons may be limited. In addition, because the Depositary can act only on behalf of its Participants, who in turn act on behalf of persons who hold interests through Participants, the ability of a person having an interest in Securities represented by a global security to pledge or transfer such interest to persons or entities that do not participate in the system of the Depositary, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

     Payments with respect to the principal of, premium, if any, Liquidated Damages, if any, and interest on, any Notes represented by the Global Note on the applicable record date will be payable by the Trustee to or at the direction of the Depositary or its nominee in its capacity as the registered holder of the Global Note. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in the Global Note (including principal, premium, if any, Liquidated Damages, if any, and interest). Payments by the Participants and the Indirect Participants to the owners of beneficial interests in the Global Note will be governed by standing instructions and customary industry practice and will be the responsibility of the Participants or the Indirect Participants and the Depositary. Transfers between Participants in the Depositary will be effected in accordance with the procedures of the Depositary, and will be settled in same-day funds.

CERTIFICATED NOTES

     If (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary or the Depositary ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of such notice or cessation, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form or (iii) upon the occurrence of certain other events, then, upon surrender by the Depositary of the Global Note, Certificated Notes will be issued to each person that the Depositary identifies as the beneficial owner of the Notes represented by the Global Note. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto.

     Neither the Company nor the Trustee shall be liable for any delay by the Depositary or any Participant or Indirect Participant in identifying the beneficial owners of the related Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes.

CERTAIN DEFINITIONS

     "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the provisions described under "-- Certain Covenants -- Limitation on Transactions with Affiliates" only, "Affiliate" shall also mean any beneficial owner of shares representing 5% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

     "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation, or similar transaction (each referred to for the purposes of this definition as a "disposition"), of (i) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary), (ii) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary or (iii) any other assets of the Company or any Restricted Subsidiary other than inventory or obsolete assets sold in the ordinary course of business of the Company or such Restricted Subsidiary (other than, in the case of (i), (ii) and (iii) above, (x) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary, (y) for purposes of the provisions described under "-- Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" only, a disposition subject to the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments" and
(z) a disposition of assets with a fair market value of less than $250,000).

     "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in a Sale/ Leaseback Transaction (including any period for which such lease has been extended).

     "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

     "Bank Indebtedness" means any Indebtedness outstanding under any credit or similar agreement with a financial institution which provides for revolving credit loans, term loans or letters of credit or other credit facilities, as amended, waived, restated, supplemented, extended, replaced, refinanced or otherwise modified from time to time.

     "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

     "Business Day" means each day which is not a Legal Holiday.

     "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

     "Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

     "Cash Contribution Amount" means the aggregate amount of cash contributions made to the capital of the Company described in the definition of "Contribution Indebtedness".

     "Closing Date" means the date of the Indenture.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Commission" means the Securities and Exchange Commission.

     "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its Consolidated Restricted Subsidiaries, plus, to the extent Incurred by the Company and its Subsidiaries in such period but not included in such interest expense, (i) interest expense attributable to Capitalized Lease Obligations and the interest expense relating to Attributable Debt, (ii) amortization of debt discount and debt issuance costs, (iii) capitalized interest, (iv) non-cash interest expense, (v) commissions, discounts and other fees and charges attributable to letters of credit and bankers' acceptance financing, (vi) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by the Company or any Restricted Subsidiary, (vii) net costs associated with Hedging Obligations (including amortization of fees), (viii) dividends in respect of all Disqualified Stock of the Company and all Preferred Stock of the Subsidiaries of the Company to the extent held by Persons other than the Company or a Wholly Owned Subsidiary, (ix) interest Incurred in connection with investments in discontinued operations and (x) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust.

     "Consolidated Net Income" means, for any period, the net income of the Company and its Consolidated Subsidiaries for such period; provided, however, that there shall not be included in such Consolidated Net Income: (i) any net income or loss of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that (A) subject to the limitations contained in clause (iv) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution made to a Restricted Subsidiary, to the limitations contained in clause (iii) below) and (B) the Company's equity in a net loss of any such Person (including any Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income; (ii) any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition; (iii) any net income (or loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that (A) subject to the limitations contained in clause (iv) below, the Company's equity in the net income of any such Restricted Subsidiary for
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

such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution made to another Restricted Subsidiary, to the limitation contained in this clause) and (B) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income; (iv) any gain (but not loss) realized upon the sale or other disposition of any asset of the Company or its Consolidated Subsidiaries (including pursuant to any Sale/Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of any Person; (v) any extraordinary gain or loss; and (vi) the cumulative effect of a change in accounting principles. Notwithstanding the foregoing, for the purpose of the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

     "Consolidated Operating Cash Flow" for any period means the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income: (i) income tax expense of the Company and its Consolidated Restricted Subsidiaries, (ii) Consolidated Interest Expense, (iii) depreciation expense of the Company and its Consolidated Restricted Subsidiaries, (iv) amortization expense of the Company and its Consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid cash item that was paid in a prior period) and (v) all other non-cash charges of the Company and its Consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash expenditures in any future period) in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary of the Company shall be added to Consolidated Net Income to compute Consolidated Operating Cash Flow only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

     "Consolidation" means the consolidation of the amounts of each Restricted Subsidiary with those of the Company in accordance with GAAP consistently applied; provided, however, that "Consolidation" will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of the Company or any Restricted Subsidiary in an Unrestricted Subsidiary will be accounted for as an investment. The term "Consolidated" has a correlative meaning.

     "Contribution Indebtedness" means Indebtedness of the Company in an aggregate principal amount not greater than twice the aggregate amount of the Net Cash Proceeds received by the Company from contributions made to the capital of the Company after the date hereof, provided that such Contribution Indebtedness (i) has a Stated Maturity later than the Stated Maturity of the Notes, (ii) is Incurred substantially concurrently with such cash contribution, and (iii) is so designated as Contribution Indebtedness, pursuant to an Officers' Certificate, on the Incurrence date thereof.

     "Currency Agreement" means with respect to any Person, any foreign exchange contract, currency swap agreement or any similar agreement or arrangement to which such Person is a party or of which it is a beneficiary.

     "Debt to Annualized Operating Cash Flow Ratio" means the ratio of (a) the Total Consolidated Indebtedness as of the date of calculation (the "Determination Date") to (b) four times the Consolidated Operating Cash Flow for the latest fiscal quarter for which financial information is available immediately preceding such Determination Date (the "Measurement Period"). For purposes of calculating Consolidated Operating Cash Flow for the Measurement Period immediately prior to the relevant Determination Date,

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

(i) any Person that is a Restricted Subsidiary on the Determination Date (or would become a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such Consolidated Operating Cash Flow) will be deemed to have been a Restricted Subsidiary at all times during such Measurement Period, (ii) any Person that is not a Restricted Subsidiary on such Determination Date (or would cease to be a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such Consolidated Operating Cash Flow) will be deemed not to have been a Restricted Subsidiary at any time during such Measurement Period, and (iii) if the Company or any Restricted Subsidiary shall have in any manner (x) acquired (through an acquisition or the commencement of activities constituting such operating business) or (y) disposed of (by an Asset Disposition or the termination or discontinuance of activities constituting such operating business) any operating business during such Measurement Period or after the end of such period and on or prior to such Determination Date, such calculation will be made on a pro forma basis in accordance with GAAP as if all such transactions had been consummated prior to the first day of such Measurement Period (it being understood that in calculating Consolidated Operating Cash Flow, the exclusions set forth in clauses (i) through (vi) of the definition of Consolidated Net Income shall apply to a Person which has been acquired as if it were a Restricted Subsidiary).

     "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the first anniversary of the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the first anniversary of the Stated Maturity of the Securities shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions of the covenants described under "-- Change of Control" and "-- Certain
Covenants -- Limitation on Sale of Assets and Subsidiary Stock".

     "Equity Offering" means any public or private sale of common stock or Preferred Stock of the Company (other than Disqualified Stock) other than any sale to a Permitted Holder.

     "Escrow Account" means an escrow account for the deposit of approximately $56.6 million of the net proceeds from the sale of the Notes under the Escrow and Disbursement Agreement.

     "Escrow Agent" means The Chase Manhattan Bank as Escrow Agent under the Escrow and Disbursement Agreement, or any successor thereto appointed pursuant to such agreement.

     "Escrow and Disbursement Agreement" means the Escrow and Disbursement Agreement, dated as of the Closing Date, by and among the Escrow Agent, the Trustee and the Company, governing the disbursement of funds from the Escrow Account.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Fair Market Value" means, with respect to any asset or property, the price that could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under pressure or compulsion to complete the transaction. Unless otherwise specified in the Indenture, Fair Market Value shall be determined by the Board of Directors of the Company acting in good faith and shall be evidenced by a resolution of the Board of Directors of the Company delivered to the Trustee.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including those set forth in (i) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements and pronounce-

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

ments of the Financial Accounting Standards Board, (iii) such other statements by such other entities as approved by a significant segment of the accounting profession and (iv) the rules and regulations of the Commission governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the Commission. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee' used as a verb has a corresponding meaning. The term "Guarantor" shall mean any Person Guaranteeing any obligation.

     "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or any Currency Agreement.

     "Holder" or "Noteholder" means the Person in whose name a Note is registered on the registrar's books.

     "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security shall be deemed the Incurrence of Indebtedness.

     "Indebtedness" means, with respect to any Person on any date of determination (without duplication), (i) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money; (ii) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto); (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except Trade Payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services; (v) Capitalized Lease Obligations and all Attributable Debt of such Person; (vi) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends); (vii) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of Indebtedness of such Person shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness of such other Persons;
(viii) to the extent not otherwise included in this definition, Hedging Obligations of such Person; and (ix) all obligations of the type referred to in clauses (i) through (viii) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

     "Interest Rate Agreement" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap
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

agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

     "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments", (i) "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to
(x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

     "Legal Holiday" means a Saturday, Sunday or other day on which banking institutions in New York State are authorized or required by law to close.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

     "Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition, (ii) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition and (iv) appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

     "Net Cash Proceeds", with respect to any issuance or sale of Capital Stock or any equity contribution, means the cash proceeds of such issuance, sale or contribution net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance, sale or contribution and net of taxes paid or payable as a result thereof.

     "Noteholder" or "Holder" means the Person in whose name a Note is registered on the registrar's books.

     "Officer" means the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary of the Company.

     "Officers' Certificate" means a certificate signed by two Officers.
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

     "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

     "Permitted Holders" means Kwok L. Li, William R. Wilson and Linsang Partners, LLC and any Person acting in the capacity of an underwriter in connection with a public or private offering of the Company's Capital Stock.

     "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in (i) the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Telecommunications Business; (ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person's primary business is a Telecommunications Business; (iii) Temporary Cash Investments; (iv) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances; (v) Investments in prepaid expenses; (vi) loans or advances to employees made in the ordinary course of business of the Company or such Restricted Subsidiary and not exceeding $2.0 million in the aggregate outstanding at any one time; (vii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments; (viii) any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition that was made pursuant to and in compliance with the covenant described under "-- Certain Covenants -- Limitation on Sale of Assets and Subsidiary Stock"; (ix) Investments made prior to the Closing Date; (x) Investments in Telecommunications Assets not to exceed $30.0 million at any one time outstanding; and (xi) other Investments, not to exceed the greater of (a) 10% of Total Assets of the Company at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value) and (b) $30.0 million.

     "Permitted Liens" means, with respect to any Person, (a) pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business; (b) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review; (c) Liens for property taxes not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings; (d) Liens in favor of issuers of surety bonds issued pursuant to the request of and for the account of such Person in the ordinary course of its business; (e) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; (f) Liens to secure Indebtedness permitted pursuant to clauses (b)(i) and (b)(vi) of the covenant described under "-- Certain
Covenants -- Limitation on Indebtedness"; (g) Liens existing on the Closing Date; (h) Liens on property or shares of stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens do not extend to any other property owned by such Person or any of its Subsidiaries; (i) Liens on property at

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

the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or any Subsidiary of such Person; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens do not extend to any other property owned by such Person or any of its Subsidiaries; (j) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a wholly owned Subsidiary of such Person; (k) Liens securing obligations under Interest Rate Agreements so long as such obligations under Interest Rate Agreements relate to Indebtedness that is, and is permitted under the Indenture to be, secured by a Lien on the same property securing such obligations under Interest Rate Agreements; (l) Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (f), (g), (h) and (i); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements to or on such property) and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness secured by Liens described under clauses (f), (g), (h) or (i) at the time the original Lien became a Permitted Lien under the Indenture and (B) an amount necessary to pay any fees and expenses, including premiums, related to such Refinancings; and (m) Liens in favor of the Trustee arising under the provisions of the Escrow and Disbursement Agreement and the provisions of the Indenture relating thereto. Notwithstanding the foregoing, "Permitted Liens" will not include any Lien described in clauses (f), (h) or (i) above to the extent such Lien applies to any Telecommunications Assets acquired directly or indirectly from Net Available Cash pursuant to the covenant described under "-- Certain
Covenants -- Limitation on Sales of Assets and Subsidiary Stock".

     "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Preferred Stock", as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

     "principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

     "Prodigy Agreement" means the Splitrock Full Service Agreement dated as of June 24, 1997 between the Company and Prodigy, Inc. as in effect on the date hereof.

     "Purchase Money Indebtedness" means Secured Indebtedness (including Capitalized Lease Obligations, mortgage financings and purchase money obligations) incurred for the purpose of financing all or any part of the cost of construction, installation, acquisition, lease, development or improvement by the Company or any Restricted Subsidiary of any Telecommunications Assets of the Company or any Restricted Subsidiary and including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, as the same may be amended, supplemented, modified or restated from time to time provided, however, that (i) the security agreement or conditional sales or other title retention contract pursuant to which a Lien on such assets is created shall be entered into within 180 days after the purchase or acquisition of such assets and shall at all times be confined solely to the assets so purchased or acquired, any additions, replacements, modifications and accessions thereto and any proceeds and products therefrom, (ii) at no time shall the aggregate principal amount of the outstanding Indebtedness secured thereby be increased, except in connection with the purchase of additions and accessions thereto and except in respect of fees and other obligations in respect of such Indebtedness and (iii) the Indebtedness secured thereby shall be with recourse solely to the assets so purchased or acquired, any additions, replacements, modifications and accessions thereto and any proceeds and products therefrom.

     "Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness exchange or replacement for, such Indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.
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

     "Refinancing Indebtedness" means Indebtedness that is Incurred to refund, refinance, replace, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness of the Company or any Restricted Subsidiary existing on the date of the Indenture or Incurred in compliance with the Indenture (including Indebtedness of the Company that Refinances Refinancing Indebtedness); provided, however, that (i) the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced, (ii) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced, (iii) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being Refinanced and (iv) if the Indebtedness being Refinanced is subordinated in right of payment to the Notes, such Refinancing Indebtedness is subordinated in right of payment to the Notes at least to the same extent as the Indebtedness being Refinanced; provided further, however, that Refinancing Indebtedness shall not include (x) Indebtedness of a Restricted Subsidiary that Refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

     "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

     "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person, other than leases between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries.

     "Secured Indebtedness" means any Indebtedness of the Company secured by a Lien.

     "Senior Indebtedness" of the Company means the principal of, premium (if any) and accrued and unpaid interest on (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization of the Company, regardless of whether or not a claim for post-filing interest is allowed in such proceedings), and fees and other amounts owing in respect of, Bank Indebtedness and all other Indebtedness of the Company, whether outstanding on the Closing Date or thereafter Incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are subordinated in right of payment to the Notes; provided, however, that Senior Indebtedness shall not include (i) any obligation of the Company to any Subsidiary, (ii) any liability for Federal, state, local or other taxes owed or owing by the Company, (iii) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities), (iv) any Indebtedness or obligation of the Company (and any accrued and unpaid interest in respect thereof) that by its terms is subordinate or junior in any respect to any other Indebtedness or obligation of the Company, including any Subordinated Obligations, (v) any obligations with respect to any Capital Stock, or (vi) any Indebtedness Incurred in violation of the Indenture.

     "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

     "Subordinated Obligation" means, with respect to any Person, any Indebtedness of such Person (whether outstanding on the Closing Date or thereafter Incurred) that is subordinate or junior in right of payment to the Notes or any other indebtedness of such Person pursuant to a written agreement.

     "Subsidiary" of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including
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

partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person,
(ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

     "Subsidiary Guarantee" means each Guarantee of the obligations with respect to the Notes issued by a Person pursuant to the terms of the Indenture.

     "Subsidiary Guarantor" means any Person that has issued a Subsidiary Guarantee.

     "Telecommunications Assets" means all assets (including Capital Stock), rights (contractual or otherwise) and properties, real or personal, whether tangible or intangible, used or intended for use in connection with a Telecommunications Business.

     "Telecommunications Business" means the business of (i) transmitting, or providing services relating to the transmission of, data, video or voice through owned or leased transmission facilities, (ii) constructing, creating, developing or marketing networks, related network transmission equipment, software and other devices for use in a communication business or (iii) evaluating, participating or pursuing any other activity or opportunity that is primarily related to those identified in (i) or (ii) above; provided that the determination of what constitutes a Telecommunications Business shall be made in good faith by the Board of Directors of the Company.

     "Temporary Cash Investments" means any of the following: (i) any investment in direct obligations of the United States of America or any agency thereof or obligations Guaranteed by the United States of America or any agency thereof,
(ii) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital, surplus and undivided profits aggregating in excess of $500.0 million (or the foreign currency equivalent thereof) and whose long-term debt is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act), (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard and Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ("S&P"), and (v) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or "A" by Moody's Investors Service, Inc.

     "TIA" means the Trust Indenture Act of 1939 (15 U.S.C.
sec.sec. 77aaa-77bbbb) as in effect on the date of the Indenture.

     "Total Assets" means, with respect to any Person, the total Consolidated assets of such Person and its Restricted Subsidiaries, as shown on the most recent balance sheet of such Person.

     "Total Consolidated Indebtedness" means, as of any date of determination, an amount equal to the aggregate amount of all Indebtedness of the Company and its Restricted Subsidiaries, determined on a Consolidated basis in accordance with GAAP, outstanding as of such date of determination, after giving effect to any Incurrence of Indebtedness and the application of the proceeds therefrom giving rise to such determination.

     "Trade Payables" means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

     "Trustee" means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

     "Trust Officer" means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

     "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless (a) such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; (b) a Default or Event of Default shall have occurred and be continuing; or (c) immediately after giving effect to such designation, the Company would not be able to Incur $1.00 of Indebtedness under paragraph (a) of the covenant entitled "-- Limitation on Indebtedness"; provided, however, that either (A) the Subsidiary to be so designated has total Consolidated assets of $1,000 or less or (B) if such Subsidiary has Consolidated assets greater than $1,000, then such designation would be permitted under the covenant titled "-- Limitation on Restricted Payments". The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "-- Certain Covenants -- Limitation on Indebtedness" and (y) no Default shall have occurred and be continuing. Any such designation of a Subsidiary as a Restricted Subsidiary or Unrestricted Subsidiary by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

     "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

     "Wholly Owned Subsidiary" means a Restricted Subsidiary of the Company all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.

                          DESCRIPTION OF THE WARRANTS

     The Warrants were issued pursuant to a Warrant Agreement dated July 24, 1998 (the "Warrant Agreement"), between the Company and Bank of Montreal Trust Company, as warrant agent (the "Warrant Agent"). The following summary of certain provisions of the Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Warrant Agreement, including the definitions therein of certain terms. Capitalized terms in this "Description of the Warrants" not defined in this Offering Memorandum have the meanings assigned to them in the Warrant Agreement.

GENERAL

     Each Warrant, when exercised, will entitle the holder thereof to purchase
10.125 shares of Common Stock from the Company at a price (the "Exercise Price") of $0.01 per share. The Exercise Price and the number of shares of Common Stock issuable upon exercise of a Warrant are both subject to adjustment in certain cases. See "-- Adjustments" below. The Warrants initially entitle the holders thereof to acquire, in the aggregate, 2,642,613 shares of Common Stock.

     The Warrants may be exercised at any time after the first anniversary of the Issue Date; provided, however, that holders of Warrants will be able to exercise their Warrants only if the Common Shelf Registration Statement (as defined) relating to the Common Stock underlying the Warrants is effective or the exercise of such Warrants is exempt from the registration requirements of the Securities Act, and such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states or other jurisdictions in which such holders reside. Unless earlier exercised, the Warrants will expire on July 15, 2008. The Company will give notice of expiration not less than 90 nor more than 120 days before the Expiration Date to the registered holders of the then outstanding Warrants. If the Company fails to give such notice, the Warrants will nevertheless expire and become void on the Expiration Date. The Warrants will not trade separately from the Notes until the Separation Date.

     At the Company's option, fractional shares of Common Stock may not be issued upon exercise of the Warrants. If any fraction of a share of Common Stock would, except for the foregoing provision, be issuable upon the exercise of any such Warrant (or specified portion thereof), the Company will pay an amount in cash equal to the Current Market Value per share of Common Stock, as determined on the day immediately preceding the date the Warrant is presented for exercise, multiplied by such fraction, computed to the nearest whole cent.

     Certificates for Warrants will be issued in fully registered form only. No service charge will be made for registration of transfer or exchange upon surrender of any Warrant Certificate at the office of the Warrant Agent maintained for that purpose. The Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Warrant Certificates.

     In the event a bankruptcy, reorganization or similar proceeding is commenced by or against the Company, a bankruptcy court may hold that unexercised Warrants are executory contracts which may be subject to rejection by the Company with approval of the bankruptcy court. As a result, holders of the Warrants may, even if sufficient funds are available, not be entitled to receive any consideration or may receive an amount less than they would be entitled to if they had exercised their Warrants prior to the commencement of any such bankruptcy, reorganization or similar proceeding.

CERTAIN TERMS

  Exercise

     In order to exercise all or any of the Warrants, the holder thereof is required to surrender to the Warrant Agent the related Warrant Certificate and pay in full the Exercise Price for each share of Common Stock or other securities issuable upon exercise of such Warrants. The Exercise Price may be paid (i) in cash or by certified or official bank check or by wire transfer to an account designated by the Company for such purpose or (ii) without the payment of cash, by reducing the number of shares of Common Stock that would be obtainable upon the exercise of a Warrant and payment of the Exercise Price in cash so as to yield a number of shares of Common Stock upon the exercise of such Warrant equal to the product of (a) the number of shares of Common Stock for which such Warrant is exercisable as of the date of exercise (if the Exercise Price were being paid in cash) and (b) the Cashless Exercise Ratio (the "Cashless Exercise"). The "Cashless Exercise Ratio" shall equal a fraction, the numerator of which is the excess of the Current Market Value per share of Common Stock on the Exercise Date over the Exercise Price per share as of the Exercise Date and the denominator of which is the Current Market Value per share of the Common Stock on the Exercise Date. Upon surrender of a Warrant Certificate representing more than one Warrant in connection with the holder's option to elect a Cashless Exercise, the number of shares of Common Stock deliverable upon a Cashless Exercise shall be equal to the number of shares of Common Stock issuable upon the exercise of Warrants that the holder specifies are to be exercised pursuant to a Cashless Exercise multiplied by the Cashless Exercise Ratio. All provisions of the Warrant Agreement shall be applicable with respect to a surrender of a Warrant Certificate pursuant to a Cashless Exercise for less than the full number of Warrants represented thereby.

  No Rights as Stockholders

     The holders of unexercised Warrants are not entitled, by virtue of being such holders, to receive dividends, to vote, to consent, to exercise any preemptive rights or to receive notice as stockholders of the Company in respect of any stockholders' meeting for the election of directors of the Company or any other purpose, or to exercise any other rights whatsoever as stockholders of the Company.

  Mergers, Consolidations, etc.

     If the Company consolidates with, merges with or into, or sells all or substantially all of its assets to, another Person, each Warrant thereafter will entitle the holder thereof to receive upon exercise thereof, per share of Common Stock for which such Warrant is exercisable, the number of shares of common stock or other securities or property which the holder of a share of Common Stock is entitled to receive upon completion of such consolidation, merger or sale of assets. However, if (i) the Company consolidates with, merges with or into, or sells all or substantially all of its assets to, another Person and, in connection therewith, the consideration payable to the holders of Common Stock in exchange for their shares is payable solely in cash or (ii) there is a dissolution, liquidation or winding-up of the Company, then the holders of the Warrants will be entitled to receive distributions on an equal basis with the holders of Common Stock or other securities issuable upon exercise of the Warrants, as if the Warrants had been exercised immediately prior to such event, less the Exercise Price. Upon receipt of such payment, if any, the Warrants will expire and the rights of the holders thereof will cease. In the case of any such merger, consolidation or sale of assets, the surviving or acquiring person and, in the event of any dissolution, liquidation or winding-up of the Company, the Company, must deposit promptly with the Warrant Agent the funds, if any, required to pay the holders of the Warrants. After such funds and the surrendered Warrant Certificates are received, the Warrant Agent is required to deliver a check in such amount as is appropriate (or, in the case of consideration other than cash, such other consideration as is appropriate) to such Persons as it may be directed in writing by the holders surrendering such Warrants.

ADJUSTMENTS

     The number of shares of Common Stock issuable upon the exercise of the Warrants and the Exercise Price will be subject to adjustment in certain events including: (i) the payment by the Company of certain dividends (or other distributions) on the Common Stock of the Company including dividends or distributions payable in shares of Common Stock or other shares of the Company's capital stock, (ii) subdivisions, combinations and certain reclassifications to the Common Stock, (iii) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for shares of Common Stock, or of securities convertible into or exchangeable or exercisable for shares of Common Stock, for a consideration per share which is less than the Current Market Value per share of the Common Stock, (iv) the issuance of shares of Common Stock for a consideration per share which is less than the Current Market Value per share of the Common Stock, and (v) the distribution to all holders of the Common Stock of any of the Company's assets, debt securities or any rights or warrants to purchase securities (excluding those rights and warrants referred to in the foregoing clause (iii) and cash dividends and other cash distributions from current or retained earnings other than any Extraordinary Cash Dividend). No adjustment to the number of shares of Common Stock issuable upon the exercise of the Warrants and the Exercise Price will be required in certain events including: (i) the issuance of shares of Common Stock in bona fide public offerings that are underwritten or in which a placement agent is retained by the Company, (ii) the issuance of shares of Common Stock (including upon exercise of options) pursuant to the terms of and in order to give effect to the 1997 Incentive Share Plan and (iii) the issuance of shares of Common Stock in connection with acquisitions other than to affiliates of the Company.

     In the event of a distribution to holders of Common Stock which results in an adjustment to the number of shares of Common Stock or other consideration for which a Warrant may be exercised, the holders of the Warrants may, in certain circumstances, be deemed to have received a distribution subject to United States Federal income tax as a dividend. See "Certain Federal Income Tax Considerations".

     No adjustment in the Exercise Price will be required unless such adjustment would require an increase or decrease of at least one percent in the Exercise Price; provided, however, that any adjustment which is not made as a result of this paragraph will be carried forward and taken into account in any subsequent adjustment.

AMENDMENT

     From time to time, the Company and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder. Any amendment or supplement to the Warrant Agreement that has an adverse effect on the interests of the holders of the Warrants shall require the written consent of the holders of a majority of the then outstanding Warrants. The consent of each holder of the Warrants affected shall be required for any amendment pursuant to which the Exercise Price would be increased or the number of shares of Common Stock issuable upon exercise of Warrants would be decreased (other than pursuant to adjustments provided in the Warrant Agreement).

REGISTRATION RIGHTS

     Registration of Warrants. The Company is required under the Warrant Agreement to file a shelf registration statement under the Securities Act covering the resale of the Warrants by the holders thereof (the "Warrant Shelf Registration Statement") within 45 days after the Issue Date and to use its best efforts to cause the Warrant Shelf Registration Statement to be declared effective under the Securities Act within 105 days after the date of original issuance of the Warrants and to remain effective until the earliest of (i) such time as all of the Warrants have been sold thereunder, (ii) two years after its effective date and (iii) such time as the Warrants can be sold without restriction under the Securities Act.

     Each holder of Warrants that sells such Warrants pursuant to the Warrant Shelf Registration Statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to the purchaser, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by certain provisions of the Warrant Agreement which are applicable to such holder (including certain indemnification obligations). In addition, each holder of Warrants will be required to deliver information to be used in connection with the Warrant Shelf Registration Statement in order to have its Warrants included in the Warrant Shelf Registration Statement.

     Registration of Underlying Common Stock. The Company is required under the Warrant Agreement to file a shelf registration statement under the Securities Act covering the issuance of shares of Common Stock to the holders of the Warrants upon exercise of the Warrants by the holders thereof (the "Common Shelf Registration Statement") and to use its best efforts to cause the Common Shelf Registration Statement to be declared effective on or before 365 days after the Issue Date and to remain effective until the earlier of (i) such time as all Warrants have been exercised and (ii) the Expiration Date.

     During any consecutive 365-day period, the Company shall be entitled to suspend the availability of each of the Warrant Shelf Registration Statement and the Common Shelf Registration Statement for up to two 45 consecutive-day periods (except for the 45 consecutive-day period immediately prior to the Expiration
Date) if the Board of Directors of the Company determines in the exercise of its reasonable judgment that there is a valid business purpose for such suspension and provides notice that such determination was made to the holders of the Warrants; provided, however, that in no event shall the Company be required to disclose the business purpose for such suspension if the Company determines in good faith that such business purpose must remain confidential. There can be no assurance that the Company will be able to file, cause to be declared effective, or keep a registration statement continuously effective until all of the Warrants have been exercised or have expired.

CERTAIN DEFINITIONS

     The Warrant Agreement contains, among others, the following definitions:

          "Current Market Value" per share of Common Stock or any other security at any date means (i) if the security is not registered under the Exchange Act, (a) the value of the security, determined in good faith by the Board of Directors of the Company and certified in a board resolution, based on the most recently completed arm's-length transaction between the Company and a Person other than an Affiliate of the Company, the closing of which shall have occurred on such date or within the six-month period preceding such date, or (b) if no such transaction shall have occurred on such date or within such six-month period, the value of the security as determined by a nationally recognized investment banking firm or (ii) if the security is registered under the Exchange Act, the average of the daily closing bid prices (or the equivalent in an over-the-counter market) for each Business Day during the period commencing 15 Business Days before such date and ending on the date one day prior to such date, or if the security has been registered under the Exchange Act for less than 15 consecutive Business Days before such date, then the average of the daily closing bid prices (or such equivalent) for all of the Business Days before such date for which daily closing bid prices are available; provided, however, that if the closing bid price is not determinable for at least ten Business Days in such period, the "Current Market Value" of the security shall be determined as if the security were not registered under the Exchange Act.

          "Issue Date" means the date on which the Warrants are initially issued.

          "Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

          "Warrant Certificates" mean the registered certificates (including the Global Warrants (as defined)) issued by the Company under the Warrant Agreement representing the Warrants.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     The following is a summary of material United States Federal income tax consequences relevant in the opinion of Winstead Sechrest & Minick P.C., counsel to the Company, to the Exchange Offer and the acquisition, ownership and disposition of the Exchange Notes, but does not purport to be a complete analysis of all potential tax effects. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder (the "Regulations"), published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive. Such counsel has relied upon representations by the Company and its officers with respect to factual matters for purposes of this summary. This summary is not binding on the Internal Revenue Service or on the courts, and no ruling will be requested from the Internal Revenue Service on any issues described below. There can be no assurance that the Internal Revenue Service will not take a different position concerning the matters discussed below and that such positions of the Internal Revenue Service would not be sustained.

     This summary applies only to U.S. Holders (as defined below) that are the initial holders of the Original Notes and the Exchange Notes, who acquired the Notes for cash and who hold the Notes as capital assets. It does not address the tax consequences to taxpayers who are subject to special rules (such as financial institutions, tax-exempt organizations, insurance companies, dealers in securities or currencies and persons who hold Notes as a hedge or as a position in a "straddle" for tax purposes). A "U.S. Holder" means a beneficial owner of a Note who purchased the Notes pursuant to the offering of the Original Notes that is for U.S. federal income tax purposes (i) a citizen or resident of the United States; (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

     THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. EACH HOLDER OF A
NOTE IS STRONGLY URGED TO CONSULT WITH ITS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH HOLDER'S TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES.

THE EXCHANGE

     The exchange of the Original Notes for the Exchange Notes pursuant to the Exchange Offer should not be a taxable event to the holder and thus the holder should not recognize any taxable gain or loss as a result of the exchange. A holder's adjusted tax basis in the Exchange Notes will be the same as its adjusted tax basis in the Original Notes exchanged therefor, and its holding period for the Original Notes will be included in its holding period for the Exchange Notes. To the extent that a holder acquired the Original Notes at a market discount or with amortizable bond premium, such discount or premium would generally carry over to the Exchange Notes received in exchange for the Original Notes. Such holders should consult their tax advisers regarding the United States federal income tax treatment of market discount or amortizable bond premium.

TAXATION OF THE NOTES

     The stated interest payable on the Notes generally will be taxable to a holder of Notes as ordinary income at the time that it is paid or accrued in accordance with the holder's method of accounting for Federal income tax purposes.

     The Notes were issued with de minimis original issue discount ("OID") for Federal income tax purposes. A debt instrument generally is issued with de minimis OID if the amount by which its stated redemption price at maturity exceeds its issue price is less than the product of .0025 multiplied by the product of the stated redemption price at maturity and the number of complete years to maturity from the issue date. De minimis OID is recognized as capital gain upon the redemption, sale or other taxable disposition of the debt instrument.

     The issue price of the Notes is determined by allocating the "issue price" of the Units between the Notes and the Warrants based on their relative fair market values. The issue price of the Units was the first price at which a substantial amount of the Units were sold for money. For purposes of determining the issue price of the Notes, sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers are ignored. For purposes of determining whether OID is de minimis, the issue price of the Notes is equal to the amount so allocated to the Notes. The Company's allocation will be binding on a holder (but not on the Internal Revenue Service) unless the holder discloses a different allocation on an attachment to the holder's timely filed Federal income tax return for the taxable year that includes the acquisition date of the Unit. The Company intends to allocate 98.9% and 1.1% of the initial issue price of the Units to the Notes and the Warrants, respectively.

     Sale, Retirement or Other Taxable Disposition. Gain or loss upon a sale or other disposition of a Note will be measured by the difference between the amount of cash and the fair market value of property received with respect to such sale and the holder's adjusted tax basis in such Note. A holder's adjusted tax basis in a Note generally will be equal to the portion of the cost of the Unit allocated to the Note (i.e., in the case of an initial purchaser in the Offering, the Note's issue price. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the holder held the Note for more than one year.

     Effect of Change of Control. Upon a Change of Control, each holder will have the right to require the Company to repurchase all or any part of such holder's Notes for a price equal to 101% of the principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, to the date of payment. Under the Regulations, a provision such as the Change of Control redemption requirement will not affect the yield or maturity date of the Notes unless, based on all facts and circumstances as of the date of issuance, it is more likely than not that a Change of Control giving rise to the redemption will occur. The Company will not treat the Change of Control redemption provision of the Notes as affecting the calculation of the yield to maturity of any Note.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The backup withholding and information reporting requirements may apply to certain payments of principal and interest on a Note and to certain payments or proceeds of the sale or retirement of a Note. The Company, its agent, a broker, the Trustee or any paying agent, as the case may be, is required to withhold tax from any payment that is subject to backup withholding at a rate of 31% of such payment if the holder fails to furnish its taxpayer identification number (social security number or employer identification number), to certify that such holder is not subject to backup withholding rules. Certain holders (including, among others, all corporations) are not subject to the backup withholding and reporting requirements.

     Under current Treasury regulations, backup withholding and information reporting do not apply to payments made by the Company or any agent thereof (in its capacity as such) to a holder of a Note who has provided the required certification under penalties of perjury that it is not a U.S. Holder or has otherwise established an exemption (provided that neither the Company nor such agent has actual knowledge that the holder is a U.S. Holder or that the conditions of any other exemption are not in fact satisfied).

     Any amounts withheld under the backup withholding rules from a payment to a holder may be claimed as a credit against such holder's United States federal income tax liability.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     The Company will not receive any proceeds from any sales of the Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to the purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells the Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requires such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer, other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the Original Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Exchange Notes being offered hereby will be passed upon for the Company by Winstead Sechrest & Minick P.C., Houston, Texas.

                                    EXPERTS

     The financial statements of Splitrock Services, Inc., as of December 31, 1997 and for the period from inception (March 5, 1997) to December 31, 1997 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                    GLOSSARY

ATM........................  Asynchronous Transfer Mode. A communications standard that provides for information transfer in the form of fixed-length cells of 53 bytes each. The ATM format can be used to deliver data, video and voice traffic at varying rates.

Backbone...................  A centralized high-speed network that interconnects smaller, independent networks.

Bandwidth..................  Bandwidth. The number of bits of information which can move over a communications medium in a given amount of time; the capacity of a telecommunications circuit/network to carry data, video and voice information. Typically measured in Kbps and Mbps. Bandwidth from public networks is typically available to business and residential end-users in increments from 56 Kbps to T-3.

CLEC.......................  Competitive local exchange carrier.

Dedicated lines............  Telecommunications lines dedicated or reserved for use by particular customers along predetermined routes.

Ethernet...................  A LAN protocol which supports data transfer rates of up to 10 Mbps.

Extranet...................  An Intranet expanded to include selected business partners through secured links on the Internet.

56k........................  Equivalent to a single high-speed telephone service line; capable of transmitting one voice call or 56 Kbps of data. Currently in widespread use by medium and large businesses primarily for entry level high-speed data and very low-speed video applications.

Frame relay................  A communications standard that is optimized for efficient switching of variable-length data packets.

Host.......................  A computer with direct access to the Internet.

ILEC.......................  Incumbent local exchange carrier.

Internet...................  An open global network of interconnected commercial, educational and governmental computer networks which utilize TCP/IP, a common communications protocol.

Internet dial access.......  Communications circuit that is established by a switched-circuit connection using the telephone network.

Intranet...................  A TCP/IP based network and Web site which is securely isolated from the Internet and serves the internal needs of a company or institution.

IP.........................  Internet protocol. Network protocols that allow computers with different architectures and operating system software to communicate with other computers on the Internet.

ISDN.......................  Integrated Services Digital Network. A network that provides digital, voice and data services through a single medium.

ISP........................  Internet service provider. Companies formed to provide access to the Internet to consumers and business customers via local networks.

IXC........................  Interexchange Carrier. A telecommunications company that provides telecommunications services between local exchanges on an interstate or intrastate basis.

K or Kbps..................  Kilobits per second. A measure of digital information transmission rates. One kilobit equals 1,000 bits of digital information. Normally, 10 bits are used for each alpha-numeric character.

LAN........................  Local Area Network. A data communications network designed to interconnect personal computers, workstations, minicomputers, file servers and other communications and computing devices within a localized environment.

LEC........................  Local Exchange Carrier. A telecommunications company that provides telecommunications services in a geographic area in which calls generally are transmitted without toll charges.

Mbps.......................  Megabits per second. A measure of digital information transmission rates. One megabit equals 1,000 kilobits.

Modem......................  A device for transmitting information over an analog communications channel such as a POTS telephone circuit.

NAP........................  Network access point.

Network....................  A collection of distributed computers which share data and information through inter-connected lines of communication.

NOC........................  Network operations center.

OC-3.......................  An optical data communications line capable of transmitting data at 155 Mbps.

Peering....................  The commercial practice under which nationwide ISPs exchange each other's traffic, in most cases without the payment of settlement charges.

POPs.......................  Points-of-Presence. An interlinked group of modems, routers and other computer equipment, located in a particular city or metropolitan area, that allows a nearby subscriber to access the Internet through a local telephone call or using a short-distance permanent data circuit.

PRI........................  Primary Rate Interface. ISDN interface to primary rate access.

Protocol...................  A formal description of message formats and the rules two or more machines must follow in order to communicate.

PSTN.......................  Public Switched Telephone Network. That portion of a local exchange company's network available to all users generally on a shared basis (i.e., not dedicated to a particular user).

RBOC.......................  Regional Bell Operating Company.

Router.....................  A device that receives and transmits data packets between segments in a network or different networks.

Server.....................  Software that allows a computer to offer a service to another computer. Other computers contact the server program by means of matching client software. The term also refers to the computer on which server software runs.

SS7........................  Signaling System No. 7. The current (seventh)
                             version of the protocol used by switches to establish a connection or call feature between central offices.

Standards compliant........  A network or system that is compatible with established industry standards or protocols.

TCP/IP.....................  Transmission Control Protocol/Internet Protocol. A
                             compilation of network and transport-level protocols that allow computers with different architectures and operating system software to communicate with other computers on the Internet.

T-1........................  A data communications line capable of transmitting data at 1.5 Mbps.

T-3 or DS-3................  A data communications line capable of transmitting data at 45 Mbps.

UNIX.......................  A computer operating system for workstations and personal computers and noted for its portability and communications functionality.

VPN........................  Virtual Private Network. A network providing secure transmission of IP traffic through the Internet.

WAN........................  Wide Area Network. A network spanning a wide geographic area.

Web or World Wide Web......  A network of computer servers that uses a special communications protocol to link different servers throughout the Internet and permits communication of graphics, video and sound.

                            SPLITROCK SERVICES, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
FINANCIAL STATEMENTS:
  Report of Independent Accountants.........................    F-2
  Balance Sheet as of December 31, 1997.....................    F-3
  Statement of Operations for the Period from Inception
     (March 5, 1997) Through December 31, 1997..............    F-4
  Statement of Stockholders' Equity for the Period from
     Inception (March 5, 1997) Through December 31, 1997....    F-5
  Statement of Cash Flows for the Period from Inception
     (March 5, 1997) Through December 31, 1997..............    F-6
  Notes to Financial Statements.............................    F-7
INTERIM FINANCIAL STATEMENTS (UNAUDITED):
  Condensed Balance Sheet as of June 30, 1998...............   F-14
  Condensed Statement of Operations for the Period from
     Inception (March 5, 1997) Through June 30, 1997 and for
     the Six Months Ended June 30, 1998.....................   F-15
  Condensed Statement of Stockholders' Equity for the Period
     from Inception (March 5, 1997) through June 30, 1997
     and for the Six Months Ended June 30, 1998.............   F-16
  Condensed Statement of Cash Flows for the Period from
     Inception (March 5, 1997) Through June 30, 1997 and for
     the Six Months Ended June 30, 1998.....................   F-17
  Notes to Condensed Financial Information..................   F-18

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Splitrock Services, Inc.

     In our opinion, the accompanying balance sheet and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Splitrock Services, Inc. at December 31, 1997, and the results of its operations and its cash flows for the period from inception (March 5, 1997) to December 31, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Houston, Texas
April 2, 1998

                            SPLITROCK SERVICES, INC.

                                 BALANCE SHEET
                               DECEMBER 31, 1997
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

Current assets:
  Cash and cash equivalents.................................   $  7,710
  Restricted cash equivalent................................      3,472
  Accounts receivable.......................................      4,252
  Prepaids and other current assets.........................        221
                                                               --------
          Total current assets..............................     15,655
Property and equipment, net.................................     38,504
Other assets................................................        229
                                                               --------
                                                               $ 54,388
                                                               ========

                 LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current maturities of capital lease obligations...........   $ 11,010
  Accounts payable..........................................      3,086
  Accrued liabilities.......................................      5,775
                                                               --------
          Total current liabilities.........................     19,871
Capital lease obligations...................................     13,110
Note payable to stockholder.................................      1,000
                                                               --------
          Total liabilities.................................     33,981
Stockholders' equity:
  Common Stock, $.001 par value, 150,000,000 shares
     authorized, 76,800,000 shares issued and outstanding...         77
  Additional paid-in capital................................     30,451
  Accumulated deficit.......................................    (10,121)
                                                               --------
          Total stockholders' equity........................     20,407
                                                               --------
Commitments and contingencies (Note 6)......................         --
                                                               --------
                                                               $ 54,388
                                                               ========

   The accompanying notes are an integral part of these financial statements.

                            SPLITROCK SERVICES, INC.

                            STATEMENT OF OPERATIONS
        PERIOD FROM INCEPTION (MARCH 5, 1997) THROUGH DECEMBER 31, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Revenue.....................................................   $ 22,708
Operating expenses:
  Network personnel costs...................................        437
  Network operating costs...................................      1,925
  Legacy Network costs......................................     25,341
  Severance costs...........................................        463
  Selling, general and administrative.......................      1,276
  Depreciation and amortization.............................      3,500
                                                               --------
                                                                 32,942
                                                               --------
Loss from operations........................................    (10,234)
Other income (expense):
  Interest income...........................................        348
  Interest expense..........................................       (235)
                                                               --------
Loss before income taxes....................................    (10,121)
Provision for income taxes..................................         --
                                                               --------
Net loss....................................................   $(10,121)
                                                               ========
Loss per share -- basic and diluted.........................   $  (0.24)
                                                               ========
Weighted average shares -- basic and diluted................     42,824
                                                               ========

   The accompanying notes are an integral part of these financial statements.

                            SPLITROCK SERVICES, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY
        PERIOD FROM INCEPTION (MARCH 5, 1997) THROUGH DECEMBER 31, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                       COMMON STOCK
                                      --------------   ADDITIONAL    COMMON
                                                PAR     PAID-IN      STOCK     ACCUMULATED
                                      SHARES   VALUE    CAPITAL     WARRANTS     DEFICIT      TOTAL
                                      ------   -----   ----------   --------   -----------   --------
Initial capitalization..............  28,000    $28          --           --          --     $     28
Issuances of common stock for cash
  of $0.625 per share and
  warrants..........................  32,800     33     $20,467           --          --       20,500
Conversion of note payable to common
  stock at $0.625 per share.........  16,000     16       9,984           --          --       10,000
Net loss............................                                            $(10,121)     (10,121)
                                      ------    ---     -------     --------    --------     --------
Balance at December 31, 1997........  76,800    $77     $30,451           --    $(10,121)    $ 20,407
                                      ======    ===     =======     ========    ========     ========

   The accompanying notes are an integral part of these financial statements.

                            SPLITROCK SERVICES, INC.

                            STATEMENT OF CASH FLOWS
        PERIOD FROM INCEPTION (MARCH 5, 1997) THROUGH DECEMBER 31, 1997
                                 (IN THOUSANDS)

Cash flows from operating activities:
  Net loss..................................................   $(10,121)
  Adjustments to reconcile net loss to net cash used by
     operating activities:
     Depreciation and amortization..........................      3,500
     Increase in accounts receivable........................     (4,252)
     Increase in prepaids and other current assets..........       (221)
     Increase in accounts payable and accrued liabilities...      8,861
                                                               --------
     Net cash used by operating activities..................     (2,233)
                                                               --------
Cash flows from investing activities:
  Purchase of equipment.....................................    (16,969)
  Increase in other assets..................................       (229)
                                                               --------
     Net cash used by investing activities..................    (17,198)
                                                               --------
Cash flows from financing activities:
  Sale of common stock and warrants.........................     20,528
  Proceeds from notes payable to stockholder................     11,750
  Proceeds from sale-leaseback of equipment.................      1,152
  Payments on notes payable to stockholder..................       (750)
  Payments on capital lease obligations.....................     (2,067)
  Restriction of cash under credit agreement................     (3,472)
                                                               --------
     Net cash provided by financing activities..............     27,141
                                                               --------
Increase in cash and cash equivalents.......................      7,710
Cash and cash equivalents:
  Beginning of period.......................................         --
                                                               --------
  End of period.............................................   $  7,710
                                                               ========
Supplemental cash flow information:
  Cash paid for interest....................................   $    235
                                                               ========
Noncash investing and financing activities:
  Assumption of capital lease obligations and other
     liabilities (Note 2)...................................   $  5,900
                                                               ========
  Capital lease obligations incurred........................   $ 20,916
                                                               ========
  Conversion of note payable to stockholder into common
     stock..................................................   $ 10,000
                                                               ========

   The accompanying notes are an integral part of these financial statements.

                            SPLITROCK SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS
        PERIOD FROM INCEPTION (MARCH 5, 1997) THROUGH DECEMBER 31, 1997
           (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Splitrock Services, Inc. (the "Company") was formed as a Texas corporation on March 5, 1997. The Company was formed to build a nationwide, facilities-based telecommunications network with the goal of providing telecommunications services. The Company has designed and is in the process of deploying a network based on Asynchronous Transfer Mode (ATM) switching technology which it believes will provide high quality communications services on a flexible multi-service platform. This platform flexibility will allow the Company to expand its service offerings to provide fully integrated data, video and voice services and to incorporate future technological innovations into its Network architecture with a lower incremental investment than that required by other, less flexible, networks. On June 24, 1997, the Company entered into a four-year service agreement to provide Internet dial access services to Prodigy (Note 2).

     During 1997, the Company launched the network construction program based on ATM technology. This program was organized in two phases. As of December 31, 1997, the Company was in Phase I of the Network build which encompassed the replacement of the network facilities previously owned by Prodigy (Note 2). The Company anticipates the completion of Phase I in the first half of 1998.

     In addition to the development of a new telecommunications network, the Company has been engaged in recruiting management and operational personnel and structuring financing for the Company's operations. The development of the network will require substantial capital expenditures. Management of the Company believes that funding from affiliates of its stockholders or other sources will be sufficient to fund the Company's operations for the next twelve months.

     The following is a summary of the Company's significant accounting policies:

          Revenue Recognition. The Company recognizes revenue when services are provided and collectibility is deemed probable under its agreement with its customer. Prodigy was the Company's only customer through December 31, 1997. Prodigy may terminate its agreement with the Company without payment of future minimum service fees or the termination charge (Note 2) in the event of certain defaults by the Company, including documented failures (without cure) to meet certain network performance standards.

          Legacy Network Costs. The Legacy Network refers to certain assets which the Company acquired from Prodigy on July 1, 1997 related to Prodigy's existing network infrastructure in order to provide services to Prodigy while the Splitrock Network is being fully deployed (Note 2). Legacy Network costs include amounts incurred under a network infrastructure support agreement with Prodigy. These costs include all expenses incurred in connection with the operation of the Legacy Network, including facility fees, line charges, personnel costs, occupancy costs and equipment maintenance costs.

          Property and Equipment. Property and equipment are stated at cost. Depreciation and amortization of new property and equipment, including assets under capital leases, is provided upon installation using the straight-line method over the estimated useful lives of three to five years. Previously used equipment is depreciated over its estimated useful life of nine months to three years.

          Long-Lived Assets. The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset is considered impaired when anticipated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The Company believes that no material impairment exists at December 31, 1997.

          Income Taxes. Deferred tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities using

                            SPLITROCK SERVICES, INC.

     the enacted tax rates in effect in the years in which the differences are expected to reverse. In estimating future tax consequences, all expected future events are considered other than enactments of changes in the tax law or rates.

          Cash and Cash Equivalents. The Company considers highly liquid investments with an original maturity of three months or less from the date of purchase to be classified as cash and cash equivalents. The restricted cash equivalent is a three-month time deposit held as collateral on a letter of credit.

          Concentration of Credit Risk. Financial instruments which potentially subject the Company to concentration of credit risk are primarily cash and cash equivalents and receivables. The Company's cash investment policies limit investments to short-term, investment grade instruments with quality financial institutions. The Company's revenues and its trade receivable balance for the period ended December 31, 1997 were derived solely from services provided to Prodigy, the Company's sole customer during this period. Any interruption of this relationship could adversely affect the Company. Management believes that the risk of incurring material losses related to these credit risks are remote.

          Net Loss Per Share. In February 1997, Statement of Financial Accounting Standards No. 128 ("FAS 128") Earnings Per Share was issued. FAS 128 is effective for both interim and annual periods ending after December 15, 1997. The Company adopted the pronouncement for the period ended December 31, 1997. FAS 128 requires the Company to report both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding. At December 31, 1997, options to acquire 1,880,000 shares of common stock at the exercise price of $0.625 and a warrant to purchase 5,000,000 shares of common stock at $0.625 were not included in the computation of diluted earnings per share because their effect is anti-dilutive.

          Stock-Based Compensation. The Company has adopted Statement of Financial Accounting Standards No. 123 ("FAS 123"), Accounting for Stock-Based Compensation, for disclosure purposes. Under FAS 123, the Company measures compensation expense for its stock-based employee compensation plan using the intrinsic value method prescribed in APB No. 25, Accounting for Stock Issued to Employees, and provides disclosure of the effect of net income as if the fair value-based method prescribed in FAS 123 has been applied in measuring compensation expense.

          Fair Values of Financial Instruments. Due to the short-term nature of the Company's financial instruments, as well as their interest rates and terms, management believes the carrying values of the Company's assets and liabilities approximate their fair values.

          Use of Estimates. The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as disclosures of contingent assets and liabilities. Because of inherent uncertainties in this process, actual future results could differ from those expected at the reporting date. Management believes the estimates are reasonable.

          New Accounting Pronouncements. In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, and No. 131, Disclosures about Segments of an Enterprise and Related Information. In February 1998, the Board issued Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. The Company will adopt these statements in 1998. As these statements only require additional disclosures in the Company's financial statements, their adoption will not have any effect on the Company's financial position or results of operations.

                            SPLITROCK SERVICES, INC.

2. PRODIGY TRANSACTIONS

     On June 24, 1997, the Company entered a four-year Full Service Agreement with Prodigy, in which the Company agreed to provide certain network services to Prodigy from July 1, 1997 through June 30, 2001 for a price per hour of usage as stipulated, subject to minimum and maximum amounts. Monthly minimum service commitments set each year under this four-year contract range from $3,000 to $4,500. Monthly maximum service commitments are based on average usage per subscriber and the number of subscribers. Prodigy may terminate the Full Service Agreement without payment of future minimum service fees or the termination charge in an event of default by the Company; such defaults include documented failures (without cure) to meet certain network performance standards. The Company is subject to several financial covenants through June 30, 1999 under this agreement, including the maintenance of at least $5,000 in net tangible worth. The agreement also allows Prodigy to terminate its arrangement with the Company at any time upon the payment of a termination charge.

     Also on June 24, 1997, the Company entered into a Definitive Agreement with Prodigy pursuant to which the Company acquired selected data transmission equipment from Prodigy. In consideration for the equipment, the Company assumed approximately $5,900 in equipment lease obligations and other liabilities.

     The Company also entered into an agreement with Prodigy in which Prodigy agreed to provide certain network infrastructure support for the Company for the period July 1, 1997 through December 31, 1997. The Company incurred expenses of $25,804 (which includes $463 of severance costs) under this agreement during 1997, of which $5,194 remained payable to Prodigy at December 31, 1997. These services included the services of selected Prodigy employees and services provided under vendor arrangements related to the Prodigy network infrastructure. The costs of these services and other reasonable and customary charges incurred by Prodigy in connection with the continued operations of the network during this transition period are reimbursable by the Company. The Company assumed no contractual liabilities of any services related to Prodigy's existing network infrastructure as part of the transition agreement.

3. PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
Network equipment...........................................    $  3,464
Office and other equipment..................................          94
Network equipment under construction........................      12,248
                                                                --------
                                                                  15,806
Less -- accumulated depreciation............................        (103)
                                                                --------
  Purchased property and equipment, net.....................      15,703
                                                                --------
Leased network equipment....................................      13,648
Leased office and other equipment...........................         388
Leased network equipment under construction.................      12,162
                                                                --------
                                                                  26,198
Less -- accumulated amortization............................      (3,397)
                                                                --------
  Leased property and equipment, net........................      22,801
                                                                --------
Property and equipment, net.................................    $ 38,504
                                                                ========

                            SPLITROCK SERVICES, INC.

4. INDEBTEDNESS

     The components of indebtedness are summarized as follows:

                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
Capital lease obligations...................................    $ 24,120
Note payable to stockholder.................................       1,000
                                                                --------
                                                                  25,120
Less -- current maturities..................................     (11,010)
                                                                --------
                                                                $ 14,110
                                                                ========

     Capital leases require payments on a monthly basis over periods ranging from 24 to 48 months, with implicit interest rates of 9% to 12%.

     In December 1997, the Company borrowed $1,000 from a stockholder. The unsecured note has a stated rate of interest of 9.75% and provides for monthly interest payments beginning February 1, 1998, with the principal due on demand after December 31, 1998, and maturing December 31, 2002.

5. INCOME TAXES

     A provision for income taxes for the period ended December 31, 1997 has not been recognized as the Company had operating losses for both tax and financial reporting purposes. Due to the uncertainty surrounding the timing of realizing the benefits of its favorable tax attributes in future tax returns, the Company has recorded a full valuation allowance against its otherwise recognizable net deferred tax asset.

     Deferred tax assets at December 31, 1997 consist of the following:

Net operating loss carryforward.............................  $ 3,248
Depreciation................................................      167
Other.......................................................       21
                                                              -------
  Gross deferred tax assets.................................    3,436
Valuation allowance.........................................   (3,436)
                                                              -------
  Net deferred tax assets...................................  $    --
                                                              =======

     The Company's net operating loss carryforward of approximately $9,500 expires in 2012. Certain changes in ownership of the Company could result in limitations on the Company's ability to utilize the losses.

6. COMMITMENTS AND CONTINGENCIES

     The Company leases office space, equipment facilities and equipment under noncancelable operating and capital leases expiring through the year 2002. Rent expense for noncancelable operating leases amounted to $218 in 1997.

     The Company leases telephone lines ("line costs") from competitive local exchange suppliers, interchange carriers and long distance telephone companies primarily for access and transport purposes. These line costs are leased under both cancelable and noncancelable operating leases over periods up to three years and are included in Legacy Network costs on the statement of operations. Certain cancellation charges could become applicable upon termination of a number of these agreements. Line costs incurred during the period from inception (March 5, 1997) to December 31, 1997 comprise a substantial portion of the Legacy Network costs.

                            SPLITROCK SERVICES, INC.

     Future minimum payments by year and in the aggregate related to noncancelable operating and capital leases at December 31, 1997 are:

                                                        CAPITAL    OPERATING
                                                        LEASES      LEASES       TOTAL
                                                        -------    ---------    -------
1998..................................................  $12,049     $  457      $12,506
1999..................................................    7,893        553        8,446
2000..................................................    5,548        553        6,101
2001..................................................      427        565          992
2002..................................................       --        578          578
                                                        -------     ------      -------
          Total minimum lease payments................   25,917     $2,706      $28,623
                                                        -------     ======      =======
          Less amount representing interest...........   (1,797)
                                                        -------
Present value of minimum capital lease payments.......  $24,120
                                                        =======

     The Company has an agreement to purchase certain network equipment from the Vendor (Note 9) over an eighteen-month period ending December 31, 1998. Total commitments remaining under the agreement approximated $9,045 at December 31, 1997.

     The Company has an outstanding letter of credit in the amount of $3,472 as of December 31, 1997. This letter of credit is maintained as security for performance under a certain capital lease obligation. This letter of credit is secured by the restricted cash equivalent shown on the balance sheet.

     As of December 31, 1997, the Company has an agreement with a telecommunications company to pay a minimum of $1,266 for network installation services over a period ending June 30, 1998. Total commitments remaining under this agreement approximated $1,160 at December 31, 1997.

7. COMMON STOCK EXCHANGE

     The Company effected a 1-for-100 stock exchange on June 3, 1997 and a 1-for-10 stock exchange on August 8, 1997. All share amounts included in these financial statements have been adjusted to reflect the effect of the stock exchanges.

8. STOCK OPTIONS

     The Company's 1997 Incentive Share Plan (the Plan) provides that options to purchase up to 20,000,000 shares of common stock may be granted to certain directors, employees or consultants of the Company. Options under the Plan have a term of ten years and are granted with an exercise price equivalent to market value at the date of grant. Individual option grants vest over time, based upon a schedule approved by the Board of Directors, which is generally four years. All of the Company's common stock options vest automatically upon a change in control of the Company, as defined.

     The following summarizes the activity for the Plan:

                                                                              WEIGHTED
                                                                          AVERAGE EXERCISE
                                                               SHARES          PRICE
                                                              ---------   ----------------
Balance, March 5, 1997......................................         --            --
  Granted...................................................  1,880,000        $0.625
  Exercised.................................................         --            --
  Canceled..................................................         --            --
                                                              ---------        ------
Balance, December 31, 1997..................................  1,880,000        $0.625

                            SPLITROCK SERVICES, INC.

     The following table summarizes information about the Company's stock options outstanding at December 31, 1997:

                               OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                      -------------------------------------   -----------------------
                         NUMBER       WEIGHTED-                  NUMBER
                      OUTSTANDING      AVERAGE     WEIGHTED   EXERCISABLE    WEIGHTED
       RANGE OF            AT         REMAINING    AVERAGE         AT        AVERAGE
       EXERCISE       DECEMBER 31,   CONTRACTUAL   EXERCISE   DECEMBER 31,   EXERCISE
        PRICES            1997          LIFE        PRICE         1997        PRICE
    ---------------   ------------   -----------   --------   ------------   --------
        $0.625         1,880,000     9.58 years     $0.625      257,000       $0.625

     The Company has adopted the disclosure-only provisions of FAS No. 123. Accordingly, no compensation cost has been recognized for fixed options granted to Company employees. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1997 consistent with the provisions of SFAS No. 123, the Company's pro forma net loss would have been as follows (in thousands):

                                                   PRO FORMA
                                                   YEAR ENDED
                                                  DECEMBER 31,
                                                      1997
                                                  ------------
Net loss.......................................     $(10,141)
Net loss per share -- basic and diluted........        (0.24)

Options granted in 1997 had weighted-average fair values of $0.077. The Company used the minimum value method to estimate the fair values of options for the above pro forma information. For purposes of the minimum value method, the Company used average U.S. government security interest rates for its risk-free interest rates, assumed no volatility or future dividends and assumed expected life of the options of five years in 1997.

9. RELATED PARTY TRANSACTIONS

     The Company's chairman of the Board of Directors (the Chairman), who is also a shareholder of the Company, is the Chief Technical Officer and assistant vice chairman and stockholder of a vendor (the Vendor) from which the Company purchased approximately $16,500 in equipment through December 31, 1997. Remaining commitments pursuant to a purchase agreement with the vendor approximate $9,045 at December 31, 1997.

     The Company also retained the Vendor to perform assembly services related to the deployment of network equipment to the field. The Company incurred approximately $1,500 for these services of which approximately $990 were expensed in 1997. As of December 31, 1997, the Company owed $1,461 to the Vendor.

     Linsang, a stockholder (an affiliate of the Chairman) has agreed to lend up to $10,000 to the Company for the purchase of certain network equipment. This affiliate had loaned $1,000 to the Company, which remained outstanding as of December 31, 1997. During the three months ended March 31, 1998 the affiliate made further advances under this agreement (Note 10).

     In September 1997, a wholly-owned subsidiary of a major stockholder of Prodigy, the Company's sole customer, purchased 20,000,000 shares of the Company for $0.625 per share and paid $0.1 for a warrant to purchase an additional 5,000,000 shares of the Company through September 18, 1998 for $0.625 per share.

                            SPLITROCK SERVICES, INC.

10. SUBSEQUENT EVENTS

     In March, 1998, the Company exercised its early purchase option under a capital lease arrangement with AT&T Capital Corporation. The Company paid $3,455 to liquidate the obligation. Accordingly, the obligation is classified as current indebtedness as of December 31, 1997.

     In January 1998, the Company borrowed $3,000 from Linsang, a stockholder. The note has a stated rate of interest of 9.75% and provides for monthly interest payments beginning March 1, 1998, with the principal due on demand after December 31, 1998. The note matures on December 31, 2002. The Company borrowed $2,000 from the same stockholder in March 1998 on terms substantially the same as the previous note.

                            SPLITROCK SERVICES, INC.

                            CONDENSED BALANCE SHEET
                                 JUNE 30, 1998
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                     ASSETS

Current assets:
  Cash and cash equivalents.................................  $ 5,177
  Restricted cash equivalent................................       --
  Accounts receivable.......................................    6,238
  Prepaids and other current assets.........................      420
                                                              -------
          Total current assets..............................   11,835
Property and equipment, net.................................   43,148
Other assets................................................    2,647
                                                              -------
                                                              $57,630
                                                              =======
                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of capital leases......................  $ 8,600
  Note payable..............................................    1,477
  Accounts payable..........................................   11,042
  Accrued liabilities.......................................    5,013
                                                              -------
          Total current liabilities.........................   26,132
Capital lease obligations...................................   12,619
Notes payable to stockholder................................   11,000
                                                              -------
          Total liabilities.................................   49,751
                                                              -------
Stockholders' equity:
  Common stock..............................................       78
  Additional paid-in capital................................   31,550
  Accumulated deficit.......................................  (23,749)
                                                              -------
          Total stockholders' equity........................    7,879
                                                              -------
Commitments and contingencies...............................       --
                                                              -------
                                                              $57,630
                                                              =======

    The accompanying notes are an integral part of these unaudited condensed financial statements.

                            SPLITROCK SERVICES, INC.

                       CONDENSED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                           PERIOD FROM INCEPTION
                                                          (MARCH 5, 1997) THROUGH   SIX MONTHS ENDED
                                                               JUNE 30, 1997         JUNE 30, 1998
                                                          -----------------------   ----------------
Revenue.................................................          $    --               $ 32,214
Operating Expenses:
  Network personnel costs...............................               --                  2,156
  Network operating costs...............................               --                  9,402
  Legacy Network costs..................................               --                 27,090
  Selling, general and administrative...................              125                  1,628
  Depreciation and amortization.........................               --                  4,907
                                                                  -------               --------
          Total operating expenses......................              125                 45,183
                                                                  -------               --------
Loss from operations....................................             (125)               (12,969)
Other income (expense):
  Interest income.......................................               30                    183
  Interest expense......................................               --                   (842)
                                                                  -------               --------
Loss before income taxes................................              (95)               (13,628)
Provision for income taxes..............................               --                     --
                                                                  -------               --------
Net loss................................................          $   (95)              $(13,628)
                                                                  =======               ========
Loss per share -- basic and diluted.....................          $ (0.01)              $  (0.18)
                                                                  =======               ========
Weighted average shares -- basic and diluted............           11,525                 76,888
                                                                  =======               ========

    The accompanying notes are an integral part of these unaudited condensed financial statements.

                            SPLITROCK SERVICES, INC.

                  CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                       ADDITIONAL    COMMON
                                                PAR     PAID-IN      STOCK     ACCUMULATED
                                     SHARES    VALUE    CAPITAL     WARRANTS     DEFICIT      TOTAL
                                     -------   -----   ----------   --------   -----------   --------
Initial capitalization.............  28,000     $28     $    --           --    $     --     $     28
Net loss...........................      --      --          --           --         (95)         (95)
                                     ------     ---     -------     --------    --------     --------
Balance at June 30, 1997...........  28,000      28          --           --         (95)         (95)
Issuances of common stock for cash
  of $0.625 per share and
  warrants.........................  32,800      33      20,467           --          --       20,500
Conversion of note payable to
  common stock at $0.625 per
  share............................  16,000      16       9,984           --          --       10,000
Net loss...........................      --      --          --           --     (10,026)     (10,026)
                                     ------     ---     -------     --------    --------     --------
Balance at December 31, 1997.......  76,800      77      30,451           --     (10,121)      20,407
Net loss...........................      --      --          --           --     (13,628)     (13,628)
Stock options exercises............   1,000       1       1,099           --          --        1,100
                                     ------     ---     -------     --------    --------     --------
Balance at June 30, 1998...........  77,800     $78     $31,550           --    $(23,749)    $  7,879
                                     ======     ===     =======     ========    ========     ========

    The accompanying notes are an integral part of these unaudited condensed financial statements.

                            SPLITROCK SERVICES, INC.

                       CONDENSED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                           PERIOD FROM INCEPTION
                                                          (MARCH 5, 1997) THROUGH   SIX MONTHS ENDED
                                                               JUNE 30, 1997         JUNE 30, 1998
                                                          -----------------------   ----------------
OPERATING ACTIVITIES:
  Net loss..............................................         $    (95)              $(13,628)
  Adjustments to reconcile net loss to net cash used by
     operating activities:
     Depreciation and amortization......................               --                  4,907
  Changes in operating assets and liabilities
     Accounts receivable................................               --                 (1,986)
     Prepaids and other current assets..................               --                   (199)
     Accounts payable...................................               92                  7,956
     Accrued liabilities................................               --                   (762)
                                                                 --------               --------
          Net cash used by operating activities.........               (3)                (3,712)
                                                                 --------               --------
INVESTING ACTIVITIES:
  Purchase of property and equipment....................           (2,078)                (5,548)
  Increase in other assets..............................               --                 (2,166)
                                                                 --------               --------
          Net cash used by investing activities.........           (2,078)                (7,714)
                                                                 --------               --------
FINANCING ACTIVITIES:
  Net proceeds from issuance of common stock............               28                  1,100
  Borrowings under notes payable........................               --                  1,477
  Proceeds from sale-leaseback of equipment.............               --                    440
  Release of restriction on cash under credit
     agreement..........................................               --                  3,472
  Principal payments on capital leases..................               --                 (7,172)
  Borrowings under notes payable to stockholder.........           10,750                 10,000
  Financing costs incurred..............................               --                   (424)
                                                                 --------               --------
          Net cash provided by financing activities.....           10,778                  8,893
                                                                 --------               --------
Net increase (decrease) in cash.........................            8,697                 (2,533)
Cash and equivalents at beginning of period.............               --                  7,710
                                                                 --------               --------
Cash and equivalents at end of period...................         $  8,697               $  5,177
                                                                 ========               ========
NONCASH INVESTING AND FINANCING ACTIVITIES:
  Capital lease obligations incurred....................         $     --               $  4,055
                                                                 ========               ========

    The accompanying notes are an integral part of these unaudited condensed financial statements.

                            SPLITROCK SERVICES, INC.

                    NOTES TO CONDENSED FINANCIAL INFORMATION
                         SIX MONTHS ENDED JUNE 30, 1998
           (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     The interim financial statements of Splitrock Services, Inc. (the Company) as of June 30, 1998, for the period from inception (March 5, 1997) through June 30, 1997 and for the six months ended June 30, 1998 are unaudited. They do not include all information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, such financial statements include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of financial position, results of operations, and cash flows for the periods presented.

     The financial statements presented herein should be read in connection with the Company's financial statements as of December 31, 1997 and for the period from Inception (March 5, 1997) to December 31, 1997.

2. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     The Company was incorporated in Texas on March 5, 1997 and reincorporated in Delaware on May 8, 1998.

     The Company was formed to build a nationwide, facilities-based telecommunications network with the goal of providing telecommunications services on an advanced nationwide network. The Company has designed and is in the process of deploying a network based on Asychronous Transfer Mode (ATM) technology which it believes will provide high quality communications services on a flexible multi-service platform.

     During 1997, the Company launched a major network rebuilding program based on ATM technology. This program was organized in two phases. As of June 30, 1998, the Company had completed Phase I of the network build which encompassed the buildout of the nationwide ATM backbone and operational points of presence in 70 metropolitan areas. During the second quarter of 1998, the Company had begun the Phase II Expansion but no sites in this Phase were operational.

     In addition to the development of a new telecommunications network, the Company has been engaged in recruiting management and operational personnel and structuring financing for the Company's operations.

     Upon completion of the network build, the Company will offer basic transport services to other internet service providers and will be positioned to provide other value-added data, voice and video products to business customers.

     Revenue Recognition. The Company recognizes revenue when services are provided and collectibility is deemed probable under its agreement with its primary customer. Prodigy was the Company's major customer (99% of revenue for the six months ended June 30, 1998) through June 30, 1998, providing substantially all of the Company's revenues. Prodigy may terminate its agreement with the Company without payment of future minimum service fees or the termination charge in the event of certain defaults by the Company, including documented failures (without cure) to meet certain network performance standards.

     Property and Equipment. Property and equipment are stated at cost. Depreciation and amortization of new property and equipment, including assets under capital leases, is provided upon installation using the straight-line method over their estimated useful lives of three to five years. Previously used equipment is depreciated over its estimated useful life of nine months to three years.

     Net Loss Per Share. In February 1997, Financial Accounting Standards No. 128 ("FAS 128") Earnings Per Share was issued. FAS 128 is effective for both interim and annual periods ending after December 15,

                            SPLITROCK SERVICES, INC.

1997. The Company adopted the pronouncement for all periods presented. FAS 128 requires the Company to report both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding. At June 30, 1998, 3,400,500 options to acquire shares of common stock at the weighted-average exercise price of $0.77 and a warrant to purchase 5,000,000 shares of common stock at $0.625 were not included in the computation of diluted earnings per share because their effect is anti-dilutive.

     Comprehensive Income. Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("FAS 130"). This Statement establishes standards for reporting and display of comprehensive income and its components. For the six-month period ended June 30, 1998 comprehensive net loss, as determined under FAS 130, was the same as net loss reported in the Statement of Operations.

     New Accounting Pronouncement. On June 15, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"). FAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 (January 1, 2000 for the Company). FAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. Management of the Company anticipates that, due to its expected limited or no use of derivative instruments, the adoption of FAS 133 will not have a significant effect on the Company's results of operations or its financial position.

3. INDEBTEDNESS

     Components of indebtedness are summarized as follows:

                                                              JUNE 30,
                                                                1998
                                                              --------
Capital lease obligations...................................  $ 21,219
Notes payable to stockholder................................    11,000
Notes payable...............................................     1,477
                                                              --------
                                                                33,696
Less -- current maturities..................................   (10,077)
                                                              --------
                                                              $ 23,619
                                                              ========

     In January 1998, the Company borrowed $3,000 from a stockholder. The note has a stated rate of interest of 9.75% and provides for monthly interest payments beginning March 1, 1998, with the principal due on demand after December 31, 1998. The note matures on December 31, 2002. The Company borrowed $2,000 and $5,000 from the same stockholder in March 1998 and June 1998, respectively, on terms substantially the same as the previous note. The Notes were refinanced in July, 1998 in connection with the Unit Offering.

     In March 1998, the Company exercised its early purchase option under a capital lease arrangement with AT&T Capital Corporation. The Company paid $3,455 to liquidate the obligation.

     In April 1998, the Company entered into an agreement with a telecommunications equipment supplier to obtain equipment and services for the deployment of 99 points of presence. The Company obtained a $5,000 credit facility from the same company (the Lender) to be used solely for the purchase of such equipment and services. Borrowings on the credit facility bear an annual rate of interest at 11%, with interest payable monthly, commencing on June 1, 1998. All principal and accrued interest is due the earlier of (i) the date the Company

                            SPLITROCK SERVICES, INC.

sells any of its equity securities or debt instruments (other than issuances to officers, directors, employees or consultants in the ordinary course of business) and the net proceeds to the Company are in an aggregate amount equal to or greater than the then outstanding principal amount of the credit facility or (ii) October 30, 1998. The Lender may extend the maturity to April 1, 2001 subject to the issuance of a transferable, noncallable stock purchase warrant giving the Lender the right to purchase 1,111,000 shares of the Company's common stock at an exercise price based upon the lower of $1.00 per share or the lowest price at which shares of common stock are issued during the period from the date the warrants are issued to the date the warrants expire (eight years following issuance). Upon extension, the credit facility will have a stated rate of interest of LIBOR plus 5.75% and a default rate of interest on all amounts not paid when due of an additional 2%. The extended facility provides for monthly interest payments through January 2, 1999, with the principal due in ten equal consecutive quarterly installments commencing on January 2, 1999. At June 30, 1998, the Company had borrowed $1,477 under this credit facility presented as a note payable on the face of the balance sheet.

4. INCOME TAXES

     A provision for income taxes for the period from inception (March 5, 1997) to June 30, 1997 or for the six months ended June 30, 1998 has not been recognized as the Company had operating losses for both tax and financial reporting purposes. Certain changes in the ownership of the Company could result in limitations on the Company's ability to utilize the losses.

5. EQUITY

     A director of the Company exercised an option to purchase one million shares of Company common stock for $1,100 in June 1998.

6. SUBSEQUENT EVENTS

     On July 24, 1998, the Company sold 261,000 Units consisting of $261,000 principal amount of 11 3/4% Senior Notes due 2008 and Warrants to purchase 2,642,613 shares of common stock (the Offering). In connection with the Offering, the Company repaid the amount outstanding, $1,477, under the $5,000 credit facility discussed above and refinanced $11,000 of indebtedness owed to Linsang, a stockholder of the Company. In connection with the refinancing, the stockholder received 11,000 Units in the Offering. The net proceeds to the Company, after Offering expenses, approximated $240,400.

     On September 14, 1998, Orient Star, a wholly owned subsidiary of a major stockholder of Prodigy exercised its warrant to purchase an additional 5.0 million shares of the Company's Common Stock for $0.625 per share.

------------------------------------------------------
------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING MEMORANDUM, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS OFFERING MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS OFFERING MEMORANDUM NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Summary...............................    6
Risk Factors..........................   20
Use of Proceeds.......................   35
Capitalization........................   36
The Exchange Offer....................   37
Selected Historical and Unaudited Pro
  Forma Financial Data................   46
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   50
Industry Overview.....................   62
Business..............................   65
Management............................   81
Principal Stockholders................   88
Description of Certain Indebtedness...   89
Description of Capital Stock..........   89
Description of the Notes..............   90
Description of the Warrants...........  116
Certain Federal Income Tax
  Considerations......................  120
Plan of Distribution..................  122
Legal Matters.........................  123
Experts...............................  123
Glossary..............................  124
Index to Financial Statements.........  F-1

                             ---------------------

     UNTIL             , 1998 (90 DAYS AFTER COMMENCEMENT OF THIS OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE EXCHANGE NOTES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS.
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                (SPLITROCK LOGO)

                                  $250,000,000
                            SPLITROCK SERVICES, INC.

                               OFFER TO EXCHANGE

                     11 3/4% SERIES B SENIOR NOTES DUE 2008
                      FOR OUTSTANDING 11 3/4% SENIOR NOTES
                                    DUE 2008
                               -----------------

                                   PROSPECTUS
                               -----------------
                                               , 1998
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Splitrock is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware ("Section 145") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or enterprise, including an employee benefit plan. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.
Section 145 also provides that to the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify him against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. Section 145 further provides that any indemnification (unless ordered by a court) must be made only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth above. Section 145 further provides that a corporation may purchase and maintain insurance against such liability and expenses under the provisions described in the preceding paragraphs. Splitrock maintains liability insurance covering its directors and officers.

     Section 102(b)(7) of the General Corporation Law of the State of Delaware permits a Delaware corporation to include a provision in its Certificate of Incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) pursuant to Section 174 of the General Corporation Law of the State of Delaware (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. Article VIII of Splitrock's Certificate of Incorporation eliminates liability of directors of Splitrock to Splitrock or its shareholders for monetary damages for breach of fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware.

     Article IX of Splitrock's Certificate of Incorporation requires Splitrock to indemnify Splitrock's directors and officers to the extent permitted under
Section 145.

     Article VII of Splitrock's Bylaws also provides that Splitrock shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of Splitrock, or is or was serving at the request of Splitrock as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, in accordance with provisions corresponding to Section 145. Further, Splitrock's Bylaws provide that any person, other than an officer or director, who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was an employee or agent of Splitrock, or was serving at the request of Splitrock as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, and who desires indemnification shall make written application for such indemnification to the Board of Directors for its determination that indemnification is appropriate, and if so, to what extent.

     Splitrock's Bylaws also provide that Splitrock may indemnify, to the extent of the provisions set forth therein, any person other than an officer or director who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an employee or agent of Splitrock, or was serving at the request of Splitrock as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, if such person makes written application for such indemnification to the Splitrock Board and the Splitrock Board determines that indemnification is appropriate and the extent thereof. Splitrock's Bylaws further provide that the indemnification described therein is not exclusive, and shall not exclude any other rights to which the person seeking to be indemnified may be entitled under statute, any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and to his action in another capacity while holding such office.

     The above discussion of Section 145 and of Splitrock's Certificate of Incorporation and Bylaws is not intended to be exhaustive and is respectively qualified in its entirety by such statute, the Certificate of Incorporation and the By-laws.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


     (a) The following exhibits have been previously filed:



      EXHIBIT NO.                           DESCRIPTION OF EXHIBIT
      -----------                           ----------------------
          1.1            -- Purchase Agreement dated July 21, 1998 between the
                            Company and Chase Securities Inc.
          2.1            -- Plan of Merger effective May 8, 1998 between the Company and Splitrock Services, Inc., a Texas corporation.
          3.1            -- Certificate of Incorporation of the Company filed with
                            the Secretary of State of the State of Delaware on April
                            15, 1998.
          3.2            -- Bylaws of the Company, adopted April 27, 1998.
          4.1            -- Specimen 11 3/4% Senior Note due 2008.
          4.2            -- Specimen 11 3/4% Series B Senior Note due 2008.
          4.3            -- Escrow and Disbursement Agreement dated as of July 24,
                            1998, among The Chase Manhattan Bank (as escrow agent),
                            Bank of Montreal Trust Company, and the Company.
          4.4            -- Indenture dated as of July 24, 1998, between Bank of
                            Montreal Trust Company (as trustee) and the Company,
                            including table of contents and cross-reference sheet.
          4.5            -- Exchange and Registration Rights Agreement dated as of
                            July 24, 1998 between Chase Securities Inc. and the
                            Company.
          5              -- Opinion of Winstead Sechrest & Minick P.C.
         10.1            -- Splitrock Full Service Agreement dated as of June 24,
                            1997 between the Company and Prodigy Services Corporation
                            (certain portions omitted based on a request for
                            confidential treatment and filed separately with the
                            Commission).
         10.2            -- Definitive Agreement dated as of June 24, 1997 by and
                            between Prodigy Services Corporation and the Company.
         10.3            -- Transition Services Agreement dated as of June 24, 1997 between Prodigy Services Corporation and the Company.
         10.4            -- Network Implementation Agreement effective as of April
                            23, 1998 by and between the Company and Ericsson, Inc.
         10.5            -- Security Agreement dated as of April 30, 1998 by and
                            between the Company and Ericsson.

      EXHIBIT NO.                           DESCRIPTION OF EXHIBIT
      -----------                           ----------------------
         10.6            -- Yurie Equipment Purchase Agreement effective July 1, 1997 between the Company and Yurie.
         10.7            -- Customer Service Agreement effective April 1, 1998
                            between the Company and IBM Global Services Network.
         10.8            -- IBM Customer Agreement effective April 1, 1998 between
                            the Company and International Business Machines
                            Corporation
         10.9            -- Product Support Services Agreement dated February 27,
                            1998, together with Addendum effective March 1, 1998
         10.10           -- Option Agreement dated May 28, 1998 between the Company and Clark McLeod.
         10.11           -- Form of Notes between the Company and Linsang.
         10.12           -- Warrant Agreement dated as of July 24, 1998 between the
                            Company and Bank of Montreal Trust Company, as Warrant
                            Agent.
         10.13           -- 1997 Incentive Share Plan.
         10.14           -- Employment Agreement effective March 15, 1997 between
                            William R. Wilson and the Company.
         10.15           -- Employment Agreement effective September 1, 1997 between
                            Patrick J. McGettigan, Jr. and the Company.
         10.16           -- Option to subscribe to purchase 5,000,000 shares of
                            common stock of the Company for $3.1 million, registered
                            in the name of Orient Star.
         10.17           -- ATM Backbone Services Agreement effective April 28, 1998 between the Company and Network Two Communications Group.
         12              -- Statement re computation of ratios.
         23.1            -- Consent of Winstead Sechrest & Minick P.C. (set forth in
                            Exhibit 5).
         23.2            -- Consent of PricewaterhouseCoopers LLP.
         24              -- Powers of Attorney(3).
         25              -- Statement of Eligibility of Bank of Montreal Trust
                            Company.
         27              -- Financial Data Schedule.
         99.1            -- Form of Letter of Transmittal.
         99.2            -- Form of Notice of Guaranteed Delivery.
         99.3            -- Form of Letter to Brokers.
         99.4            -- Form of Letter to Clients.
         99.5            -- Instructions to Registered Holder and/or Book Entry
                            Transfer Participant from Beneficial Owner.
         99.6            -- Guidelines for Certificate of Taxpayer Identification
                            Number on Substitute Form W-9.


     (b) Financial Statement Schedule:

        Schedule II: Valuation and Qualifying Accounts (in thousands)

                                                    BALANCE AT   CHARGED TO                BALANCE AT
                                                    BEGINNING    COSTS AND                    END
                                                    OF PERIOD     EXPENSES    DEDUCTIONS   OF PERIOD
                                                    ----------   ----------   ----------   ----------
        Tax Valuation Allowance:
          Period from inception (March 5, 1997) to
             December 31, 1997....................    $   --       $3,436       $   --       $3,436
          Six months ended June 30, 1998..........    $3,436       $4,627       $   --       $8,063

ITEM 22. UNDERTAKINGS

     (i) The undersigned registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form. Every prospectus (i) that is filed in accordance with the undertaking above or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (ii) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (iii) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (iv) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of The Woodlands, the State of Texas, on October 15, 1998.


                                            SPLITROCK SERVICES, INC.

                                            By:    /s/ WILLIAM R. WILSON
                                              ----------------------------------
                                                      William R. Wilson
                                                President and Chief Executive
                                                            Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



                      SIGNATURE                                   TITLE                     DATE
                      ---------                                   -----                     ----

                /s/ WILLIAM R. WILSON                  President, Chief Executive      October 15, 1998
-----------------------------------------------------    Officer and Director
                 (William R. Wilson)                     (Principal Executive
                                                         Officer)

                  /s/ JAMES D. LONG                    Senior Vice President, Chief    October 15, 1998
-----------------------------------------------------    Financial Officer and
                   (James D. Long)                       Director (Principal
                                                         Accounting Officer)

                  * /s/ KWOK L. LI                     Chairman of the Board,          October 15, 1998
-----------------------------------------------------    Director
                    (Kwok L. Li)

                 * /s/ CLARK MCLEOD                    Director                        October 15, 1998
-----------------------------------------------------
                   (Clark McLeod)

                 * /s/ SAMER SALAMEH                   Director                        October 15, 1998
-----------------------------------------------------
                   (Samer Salameh)

                * /s/ ROY A. WILKENS                   Director                        October 15, 1998
-----------------------------------------------------
                  (Roy A. Wilkens)

         *By: /s/ PATRICK J. MCGETTIGAN, JR.
  ------------------------------------------------
             Patrick J. McGettigan, Jr.
                  Attorney-in-fact